                                   FORM U-3A-2

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D. C.


                      Statement by Holding Company Claiming
                         Exemption Under Rule 2 from the
                    Provisions of the Public Utility Holding
                               Company Act of 1935


                             WESTERN RESOURCES, INC.
                             -----------------------

     WESTERN RESOURCES, INC. ("WRI") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") and submits the following information:

ITEM 1. Name, State of Organization, Location And Nature of Business of Claimant And Every Subsidiary Thereof, Other Than Any Exempt Wholesale Generator (EWG) or Foreign Utility Company.

     WRI is a Kansas corporation whose principal executive offices are located at 818 South Kansas Avenue, Topeka, Kansas 66612. WRI's mailing address is P.O. Box 889, Topeka, Kansas 66601.

     During 2001, WRI's principal business consisted of the production, purchase, transmission, distribution and sale of electricity. WRI provided retail electric service to approximately 347,000 industrial, commercial and residential customers. WRI also provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas and, through interchange agreements, to surrounding integrated systems. WRI's subsidiaries (as defined in the Act) are as follows:

A. Kansas Gas and Electric Company ("KGE"), a Kansas corporation, with its principal offices at 120 East First Street, Wichita, Kansas 67201 is a wholly-owned subsidiary of WRI. KGE provides electric services to customers in the southeastern portion of Kansas, including the Wichita metropolitan area. At December 31, 2001, KGE rendered electric services at retail to approximately 293,000 residential, commercial and industrial customers and provided wholesale electric generation and transmission services to numerous municipal customers located in Kansas, and through interchange agreements, to surrounding integrated systems. KGE does not own or operate any gas properties. KGE's subsidiary is as follows:

     1. Wolf Creek Nuclear Operating Corporation ("WCNOC"), a Delaware Corporation, with principal offices at 1550 Oxen Lane, N.E., Burlington, Kansas 66839. WCNOC is owned 47% by KGE and operates the Wolf Creek Generating Station on behalf of the plant's owners.

B. Westar Industries, Inc. ("Westar Industries"), a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612, is a wholly-owned subsidiary of WRI. Westar Industries is a holding company for certain non-regulated business subsidiaries of WRI. Westar Industries' subsidiaries are as follows:

     1. The Wing Group, Limited Co., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. The Wing Group, Limited Co., a wholly-owned subsidiary of Westar Industries, holds interests in international power generation projects. The Wing Group, Limited Co.'s subsidiary is as follows:

          a. The Wing Group International, Inc., a Cayman Islands corporation, with principal offices in the Cayman Islands. The Wing Group International, Inc. is a developer of power generation projects in China.

     2. Onsite Energy Corporation, a Delaware corporation, with principal offices at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009. Onsite is a provider of energy-related services to commercial and industrial customers. Westar Industries owns approximately 30.59% of Onsite common and convertible preferred stock.

     3. Westar Investments, Inc., formerly known as Protection One Investments, Inc., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Investments, Inc. was established for the purpose of holding security-related investments.

     4. Protection One, Inc., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One, Inc. is a holding company for monitored security alarm businesses. Westar Industries owns approximately 87.47% of Protection One, Inc. Protection One, Inc.'s subsidiaries are as follows:

     a. Protection One Alarm Monitoring, Inc., a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One Alarm Monitoring, Inc. is a provider of home security services. Protection One Alarm Monitoring, Inc.'s subsidiaries are as follows:

          i. Network Multi-Family Security Corporation, a Delaware corporation, with principal offices at 14275 Midway Road, Suite 400, Addison, Texas 75001. Network Multi-Family Security Corporation is a provider of multi-family electronic monitored security services.

          ii. Protection One Alarm Monitoring of Mass., Inc., a Massachusetts corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One Alarm Monitoring of Mass., Inc. is a provider of security alarm services.

          iii. Protection One Canada, Inc., a corporation organized under the laws of Ontario, Canada, with principal offices at 1 Valleybrook Drive, Don Mills, Ontario, M3B 2S7, Canada. Protection One Canada, Inc. is a provider of security alarm services. Protection One Canada, Inc.'s subsidiary is as follows:

               (1) Canguard, Inc., a corporation organized under the laws of Ontario, Canada, with principal offices at 1 Valleybrook Drive, 1st Floor, Don Mills, Ontario, M3B 2S7 Canada. Canguard, Inc. is a provider of security alarm services.

          iv. Security Monitoring Services, Inc., a Florida corporation with principal offices at 6225 N. State Highway 161, Suite 400, Irving, Texas 75063. Security Monitoring Services, Inc. is a provider of security alarm services.

5. Protection One International, Inc., a Delaware corporation with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Protection One International, Inc. is a provider of security alarm services. Protection One International, Inc.'s subsidiaries are as follows:

     a. Croise Laroche S.A., a corporation organized under the laws of France, with principal offices at 140 boulevard Malesherbes, 75017 Paris, France, is a provider of security alarm services. Croise Laroche S.A. is 99.75% owned by Protection One International, Inc.

          i. Protection One Europe S.A.R.L., formerly known as Protection One France EURL, a corporation organized under the laws of France, with principal offices at Techno-Parc du Griffon, 840, Route de la Seds, 13127 Vitrolles, France. Protection One Europe S.A.R.L. is a provider of security alarm services. Protection One Europe S.A.R.L.'s subsidiaries are as follows:

               (1) Protection One France S.A., formerly known as Compagnie Europeenne de Telesecurite, S.A., a corporation organized under the laws of France, with principal offices at 140, boulevard Malesherbes, 75017 Paris, France. Protection One France S.A. is a provider of security alarm services. Protection One France S.A.'s subsidiaries are as follows:

                    (a) Eurocontact S.A., a corporation organized under the laws of France, with principal offices at Les Docks Atrium 102, 10, Place de la Joliette, 13304 Marseille, Cedex 2, France. Eurocontact S.A. is a provider of security alarm services.

                    (b) Eurostation S.A., a corporation organized under the laws of France, with principal offices at 840 route de la Seds, Technoparc du Griffon, 13127 Vitrolles, France. Eurostation S.A. is a security alarm monitoring station.

                    (c) E.R.E. Detection Electronique S.A., formerly known as E.D.E., a corporation organized under the laws of France, with principal offices at Espace Cristal, 89100 Saint Clement, France. ERE Detection Electronique S.A. provides monitoring assistance to individuals.

                    (d) C.E.T. Germany S.A. (Sicherheirsdienste GmbH), a corporation organized under the laws of Germany, with principal offices at Am Meerkamp 23, 40667 Meerbush, Germany, is a provider of alarm monitoring services. C.E.T. Germany S.A. is 95% owned by Protection One France S.A.

                    (e) C.E.T. Benelux S.A., a corporation organized under the laws of Belgium, with principal offices at 440, boulevard Lambermont, 1030 Brussels, Belgium, is a provider of security alarm services. The subsidiaries of C.E.T. Benelux S.A. are as follows:

                         (i) E.S. Beveiliging, a corporation organized under the laws of Belgium, with principal offices at Bd Lambermont 440, 1030 Bruxelles, Belgium. E.S. Beveiliging installs alarm monitoring systems.

                         (ii) Consutron Nederland Teleshop B.V., a corporation
                              organized under the laws of the Netherlands, with principal offices at Markendaalseweg 329/19, 4811 KB Breda, Netherlands. Consutron Nederland Teleshop B.V. administrates and installs alarm monitoring systems. Consutron Nederland Teleshop B.V.'s subsidiary is as follows:

                             (A) Residential Alarmcentrale B.V., formerly known
                                 as Residentie, a corporation organized under the laws of Netherlands, with a principal office at Jupiterkade 2, 2516 BS Den Haag, The Netherlands. Residential Alarmcentrale B.V. is a provider of alarm monitoring services.

6. Westar Aviation, Inc. a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Aviation, Inc. leases and maintains planes for corporate transportation purposes.

7. Westar Communications, Inc., a Kansas corporation, with principal offices at 1324 S. Kansas Avenue, Topeka, Kansas 66612. Westar Communications, Inc. offers paging and wireless communication services in Kansas.

8. Westar Limited Partners, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Limited Partners, Inc. participates in limited partnerships and investments of Westar Industries.

9. Westar Limited Partners II, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Limited Partners II, Inc. participates in limited partnerships and investments of Westar Industries.

10. Western Resources (Bermuda) Ltd., a Bermuda limited liability company with principal offices at Clarendon House, Two Church Street, Hamilton HM 11, Bermuda. Western Resources (Bermuda) Ltd. is a holding company to hold the interest of WRI in CPI-Western Power Holdings Ltd. and other international projects. Western Resources (Bermuda) Ltd.'s subsidiaries are as follows:

     a. CPI-Western Power Holdings Ltd., a Bermuda limited liability company. Western Resources (Bermuda) Ltd. owns 50% of CPI-Western Power Holdings Ltd. a master joint venture which maintains interest in power generation projects in China. CPI-Western Power Holdings Ltd.'s subsidiaries are as follows:

          i. Western Resources International Limited is a limited liability company organized under the laws of Mauritius. Western Resources International Limited is a holding company for EWG's in China.

               (1) Zhengzhou Dengwai Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People's Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

               (2) Zhengzhou Dengyuan Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yancheng Industrial Zone, Dengfeng Municipality, Henan Province, People's Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

               (3) Zhengzhou Huadeng Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yangcheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People's Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

               (4) Zhengzhou Huaxin Power Co., Ltd., a corporation organized under the laws of China, with principal offices at Yancheng Industrial Zone, Dengfeng Industrial Zone, Dengfeng Municipality, Henan Province, People's Republic of China. This company is an EWG and 49% owned by Western Resources International Limited.

          b. Western Resources I (Cayman Islands) Limited is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Western Resources I (Cayman Islands) Limited was established to develop power generation projects. Western Resources I (Cayman Island) Limited's subsidiary is as follows:

               i. Western Resources II (Cayman Islands) Limited is a limited liability company organized under the laws of the Cayman Islands with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Western Resources II (Cayman Islands) Limited was established to develop power generation projects.

     11. Wing Turkey, Inc. is a Delaware corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Wing Turkey, Inc. is a holding company for power projects in Turkey. Wing Turkey, Inc.'s subsidiaries are as follows:

          a. Wing International, Ltd. is a Texas limited liability corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Wing International, Ltd. is a holding company for an EWG in Turkey. Wing International, Ltd.'s investment is in:

               i. Trakya Elektrik Uretim VE Ticaret A.S., a Republic of Turkey corporation, with principal offices at P.K. 13, Marmara Ereglsi 59740 Tekirdag. This company is an EWG and 9% owned by Wing International, Ltd.

C. Western Resources Capital I and II are Delaware business trusts with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Western Resources Capital I and II were established for the purpose of issuing securities.

D. Westar Generating, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Generating, Inc. holds interests in an electric power plant.

E. Westar Generating II, Inc., a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. Westar Generating II, Inc. holds interests in electric power plants.

     F. WR Receivables Corporation, a Kansas corporation, with principal offices at 818 South Kansas Avenue, Topeka, Kansas 66612. WR Receivables Corporation is a special purpose entity wholly owned by WRI. WRI and KGE have sold all of their accounts receivable arising from the sale of electricity to WR Receivables Corporation.

     G.   Dormant subsidiaries of WRI:

          1.   Rangeline Corporation, a Kansas corporation.

          2.   The Kansas Power and Light Company, a Kansas corporation.

          3.   WR Services, Inc., a Kansas corporation.

          4.   Westar Energy, Inc., a Kansas corporation.

          5.   Astra Resources, Inc., a Kansas corporation.

               a.   Westar Energy Investments, Inc., a Kansas corporation.

     H.   Dormant subsidiaries of Westar Industries, Inc.:

          1. Westar Industries Limited, formerly known as Protection One Security Limited, a private limited company organized under the laws of the United Kingdom.

          2.   Westar Financial Services, Inc., a Kansas Corporation.

          3.   Westar Leasing, Inc., a Kansas corporation.

          4.   Wing Colombia, L.L.C., a Delaware limited liability company.

ITEM 2. Description of The Properties of Claimant And Each of Its Subsidiary Public Utility Company Used for the Generation, Transmission, and Distribution of Electric Energy for Sale.

A. The principal electric generating stations of WRI, all of which are located in Kansas, are as follows:

                                                                 Accredited
                                                               Capacity - MW
   Name and Location                                           (WRI's Share)
   -----------------                                           -------------
   Coal
   ----
   JEC Unit 1, near St. Marys .............................          476
   JEC Unit 2, near St. Marys .............................          466
   JEC Unit 3, near St. Marys .............................          475
   Lawrence Energy Center, near Lawrence ..................          564
   Tecumseh Energy Center, near Tecumseh ..................          244
                                                                 -------
   Subtotal ...............................................        2,225

   Gas/Oil
   -------
   Gordon Evans, Wichita...................................          314
   Hutchinson Energy Center, near Hutchinson ..............          399
   Abilene Energy Center, near Abilene ....................           71
   Tecumseh Energy Center, near Tecumseh ..................           41
                                                                 -------
   Subtotal ...............................................          825

   Diesel
   ------
   Hutchinson Energy Center ...............................           80

   Wind
   ----
   JEC Wind Turbine 1, near St. Marys .....................          0.4
   JEC Wind Turbine 2, near St. Marys .....................          0.4
                                                                 -------
   Subtotal ...............................................          0.8

   Total Accredited Capacity ..............................      3,130.8
                                                                 =======

     WRI maintains 13 tie lines with 6 other public utilities to permit direct extra-high voltage interchange. WRI is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

     WRI owns a transmission and distribution system which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.

B. The principal electric generating stations of KGE, all of which are located in Kansas, are as follows:

                                                            Accredited
                                                           Capacity - MW
   Name and Location                                       (KGE's Share)
   -----------------                                       -------------

   Nuclear
   -------
   Wolf Creek, near Burlington ..........................        550

   Coal
   ----
   LaCygne Unit 1, near LaCygne .........................        344
   LaCygne Unit 2, near LaCygne .........................        337
   JEC Unit 1, near St. Marys ...........................        149
   JEC Unit 2, near St. Marys ...........................        146
   JEC Unit 3, near St. Marys ...........................        148
                                                               -----
   Subtotal .............................................      1,124

   Gas/Oil
   -------
   Gordon Evans, Wichita ................................        534
   Murray Gill, Wichita .................................        336
   Neosho, Neosho .......................................         69
                                                               -----
   Subtotal .............................................        939

   Diesel
   ------
   Wichita, Wichita .....................................          3

   Wind
   ----
   JEC Wind Turbine 1, near St. Marys ...................        0.2
   JEC Wind Turbine 2, near St. Marys ...................        0.2
                                                             -------
   Subtotal .............................................        0.4
                                                             -------

   Total Accredited Capacity ............................    2,616.4
                                                             =======

     KGE maintains 11 tie lines with 7 other public utilities to permit direct extra-high voltage interchange. KGE is also a member of the Southwest Power Pool, the regional coordinating council for electric utilities throughout the south-central United States.

     KGE owns a transmission and distribution system which enables it to supply its service area. Transmission and distribution lines, in general, are located by permit or easement on public roads and streets or the lands of others. All such transmission and distribution systems are located within the State of Kansas.

C. The principal electric generating stations of Westar Generating, Inc., all of which are located in Missouri, are as follows:

                                                           Accredited
                                                          Capacity - MW
   Name and Location                            (Westar Generating, Inc's Share)
   -----------------                            --------------------------------

   Gas/Oil
   -------
   State Line, Joplin ......................                   200
                                                               ===

ITEM 3. Information for the Last Calendar Year with Respect to Claimant and Each of its Subsidiary Public Utility Companies.

A.   Number of KWH of electric energy sold (at retail or wholesale):

          For the year ended December 31, 2001, WRI sold 9,322,759,000 KWH of electric energy at retail and, 5,068,087,000 KWH of electric energy at wholesale. For the year ended December 31, 2001, KGE sold 8,898,370,000 KWH of electric energy at retail and 2,478,998,000 KWH of electric energy at wholesale.

B. Number of KWH of electric energy distributed at retail outside the State in which each company is organized:

          During 2001, neither WRI nor its subsidiaries distributed or sold electric energy at retail outside the State of Kansas.

C. Number of KWH of electric energy sold at wholesale outside the State in which each company is organized:

          During 2001, WRI sold, at wholesale, 2,554,326,000 KWH of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 2001, KGE sold, at wholesale, 1,569,389,000 KWH of electric energy to adjoining public utilities through interconnections at the Kansas state line. During 2001, neither WRI or KGE sold natural or manufactured gas at wholesale outside the state of Kansas or at the Kansas state line.

D. Number of KWH of electric energy purchased outside the State in which each company is organized:

          During 2001, WRI purchased 672,633,000 KWH of electric energy from outside the State of Kansas or at the Kansas state line. During 2001, KGE purchased 394,656,000 KWH of electric energy from outside the State of Kansas or at the Kansas state line.

ITEM 4. Information for the Reporting Period with Respect to Claimant and Each Interest it Holds Directly or Indirectly in an EWG or a Foreign Utility Company.

4.1  Merilectrica/TLC International.
     ------------------------------

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

       Name of EWG:                 Merilectrica I, S.A.
       Address:                     Apartado Aereo 12203
                                    Calles 5A #39 Room 194
                                    Medellin, Colombia

       Name of EWG:                 TLC International LDC
       Address:                     c/o W. S. Walker & Co.
                                    Claredonian house
                                    P.O. Box 265
                                    Georgetown Grand Cayman's, Cayman Islands

       Location:                    Barrancabermeja, Santander, Colombia
       Facility:                    160 MW single-cycle gas fired electric
                                    generating plant.

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Wing Colombia, L.L.C., a Delaware limited liability company owns 36.3825% directly and 0.36382% indirectly of Merilectrica I, S.A. & Cia, S.C.A. E.S.P., ("Merilectrica") a Colombian comandita and operator of the plant, and 36.75% of TLC International LDC, ("TLC") a Cayman limited duration company, and owner and lessor of the equipment installed in the plant. Merilectrica leases the equipment from TLC and owns the balance of the plant.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

       Capital Invested:            Approximately US $16,005,627
       Guarantees:                  None
       Other Obligations:           Two letters of credit totaling $8,063,495
                                    supporting the construction of the project exist under which Westar Industries, a wholly owned subsidiary of the claimant is ultimately responsible

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

       Capitalization:              Merilectrica - $16,711,824
                                    TLC - US $37,480,213
       Earnings                     $0

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

     None

4.2  Zhengzhou Dengwai Power Co.
     ---------------------------

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

       Name of EWG:          Zhengzhou Dengwai Power Co., Ltd
       Address:              Yangcheng Industrial Zone

                             Dengfeng Industrial Zone,
                             Dengfeng Municipality, Henan Province

       Location:             Dengfeng Municipality, Henan Province, People's
                             Republic of China.
       Facility:             55 MW coal-fired generating unit.

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Western Resources International Limited owns a 49% interest in Zhengzhou Dengwai Power Co., Ltd.


C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

       Capital Invested:     Approximately US $5.2 million as registered paid-in
                             capital.  Shareholder loan of approximately US $7.9
                             million payable in equal annual installments over
                             a 20-year term.
       Guarantees:           None
       Other Obligations:    None

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

       Capitalization:       US $10.5 million
       Earnings:             US $1.5 million

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

          None

4.3  Zhengzhou Dengyuan Power Co.
     ----------------------------

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

       Name of EWG:          Zhengzhou Dengyuan Power Co., Ltd.
       Address:              Yangcheng Industrial Zone, Dengfeng
                             Municipality, Henan Province, People's Republic of
                             China.
       Location:             Dengfeng Municipality, Henan Province, People's
                             Republic of China.
       Facility:             55 MW coal-fired generating unit.

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

       Western Resources International Limited owns a 49% interest in Zhengzhou Dengyuan Power Co., Ltd.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

       Capital Invested:     Approximately US $4.9 million cash as registered
                             paid-in capital. Shareholder loan of approximately
                             US $9.8 million payable in equal annual
                             installments over a 20-year term.
       Guarantees:           None
       Other Obligations:    None

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

       Capitalization:       US $9.8 million
       Earnings:             US $1.8 million

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

       None

4.4  Zhengzhou Huadeng Power Co.
     ---------------------------

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

        Name of EWG:         Zhengzhou Huadeng Power Co., Ltd.
        Address:             Yangcheng Industrial Zone
                             Dengfeng Industrial Zone
                             Dengfeng Municipality, Henan Province, PRC

        Location:            Dengfeng Municipality, Henan Province, People's
                             Republic of China

        Facility:            55 MW coal-fired generating unit

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

       Western Resources International Limited owns a 49% equity interest in Zhengzhou Huadeng Power Co., Ltd.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

       Capital Invested:     Approximately US $4.4 million as registered paid-in
                             capital.
       Guarantees:           None
       Other Obligations:    None

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

       Capitalization:       Registered paid-in Capital of approximately US
                             $8.9 million
       Earnings:             US $4.0 million

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

       None

4.5  Zhengzhou Huaxin Power Co.
     --------------------------

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

       Name of EWG:          Zhengzhou Huaxin Power Co., Ltd.
       Address:              Yangcheng Industrial Zone
                             Dengfeng Industrial Zone
                             Dengfeng Municipality, Henan Province, PRC
       Location:             Dengfeng Municipality, Henan Province, People's
                             Republic of China
       Facility:             55 MW coal-fired generating unit

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

       Western Resources International Limited owns a 49% equity interest in Zhengzhou Huaxin Power Co. Ltd.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

       Capital Invested:     Approximately US $4.4 million as registered paid-in
                             capital.
       Guarantees:           None
       Other Obligations:    None

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

       Capitalization:       Registered paid-in Capital of approximately US $8.9
                             million
       Earnings:             US $2.2 million

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

       None

4.6  Trakya Elektrik Uretim Ve Ticaret A.S.
     --------------------------------------

A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

       Name of EWG:          Trakya Elektrik Uretim Ve Ticaret A.S.
       Address:              P.K. 13
                             Marmara Ereglsi 59740 Tekirdag

       Location:             Botas Tesisleri Mevkii
                             Sultankoy Beledesi
                             Marmara Ereglisi 59740 Tekirdag Turkey

       Facility:             478 MW combined cycle gas turbine with four 154 KV
                             substations.

B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

       Wing International, Ltd., a Texas limited liability company owns 9% of the project.

C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

       Capital Invested:     Approximately US $10,388,379 as paid in capital.
                             Approximately US $2,139,130 subordinated debt.
       Guarantees:           Westar Industries has issued standby letters of
                             credit totaling $3,442,662.
       Other Obligations:    Wing Turkey, Inc. (a wholly-owned subsidiary of the
                             claimant and 99% parent of Wing
                             International, Ltd.) is a party to
                             the "Wing Turkey Guarantee
                             Agreement" along with Trakya
                             Elektrik and Chase Manhattan Bank
                             (as Offshore Collateral Agent) and
                             ABN AMRO Bank (as Funding Agent).
                             Under this agreement, the equity
                             contributions and subordinated debt
                             contributions, agreed to in the
                             "Equity Funding Agreement" are
                             guaranteed.

D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

       Capitalization:       Approximately US $139,194,573
       Earnings:             US $43,702,000

E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

       None

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of April, 2002.

                                       Western Resources, Inc.


                                       By:  /s/ Larry D. Irick
                                          ---------------------
                                          Larry D. Irick
                                          Vice President, Corporate Secretary

     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

     Larry D. Irick
     Vice President, Corporate Secretary
     Western Resources, Inc.
     P.O. Box 889
     818 South Kansas Avenue
     Topeka, Kansas 66601
     (785)575-6322
     (785)575-1936 (FAX)

                                    EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year:

                                                                     Exhibit A-1
                            WESTERN RESOURCES, INC.
                          CONSOLIDATING BALANCE SHEET
                               December 31, 2001

                                                            Western       Kansas Gas          WR           Westar         Westar
                                                           Resources,     and Electric    Receivable     Generating,  Generating II,
                                                              Inc.          Company      Corporation        Inc.           Inc.
                                                        --------------  --------------   ------------   ------------  -------------
ASSETS
 CURRENT ASSETS:
   Cash and cash equivalents ........................   $    8,482,787  $    5,563,618   $  5,548,288   $       --     $    --
   Restricted cash ..................................       14,794,787            --             --             --          --
   Accounts receivable, net .........................       36,726,296      45,209,457    143,260,045     (8,966,630)      1,000
   Receivable from affiliates .......................             --        17,348,573    (26,671,123)          --          --
   Inventories and supplies, net ....................       68,868,005      65,531,042           --          178,204        --
   Energy trading contracts .........................       66,534,540       4,886,933           --             --          --
   Deferred tax assets ..............................        1,989,299       1,001,770          2,363           --          --
   Prepaid expenses and other .......................        2,851,102      23,311,550           --             --          --
                                                        --------------  --------------   ------------   ------------   ---------
        Total Current Assets ........................      200,246,816     162,852,943    122,139,573     (8,788,426)      1,000
                                                        --------------  --------------   ------------   ------------   ---------

 PROPERTY, PLANT, AND EQUIPMENT, NET ................    1,451,231,965   2,426,875,192           --      104,619,636        --
                                                        --------------  --------------   ------------   ------------   ---------

 OTHER ASSETS:
   Restricted cash ..................................       34,072,468            --             --             --          --
   Investment in ONEOK ..............................             --              --             --             --          --
   Customer accounts, net ...........................             --              --             --             --          --
   Goodwill, net ....................................             --              --             --             --          --
   Regulatory assets ................................      114,032,374     244,108,030           --             --          --
   Receivable from Western Resources ................             --              --             --             --          --
   Investment in Western Resources ..................             --              --             --             --          --
   Deferred tax assets ..............................             --              --             --             --          --
   Energy trading contracts .........................       15,246,968            --             --             --          --
   Other ............................................    3,556,193,665      96,208,067           --          (58,726)       --
                                                        --------------  --------------   ------------   ------------   ---------
        Total Other Assets ..........................    3,719,545,475     340,316,097           --          (58,726)       --
                                                        --------------  --------------   ------------   ------------   ---------
 TOTAL ASSETS .......................................   $5,371,024,256  $2,930,044,232   $122,139,573   $ 95,772,484   $   1,000
                                                        ==============  ==============   ============   ============   =========

 LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
   Current maturities of long-term debt .............   $  145,762,849  $         --     $       --     $       --     $    --
   Short-term debt ..................................      222,300,000            --             --             --          --
   Accounts payable .................................      353,981,923      52,656,760     12,518,316      6,123,553        --
   Accrued liabilities ..............................      101,166,524      36,579,536        184,683           --          --
   Purchase holdbacks ...............................             --              --             --             --          --
   Accrued income taxes .............................      (12,741,917)           --          (56,815)       319,639        --
   Deferred security revenues .......................             --              --             --             --          --
   Energy trading contracts .........................       57,889,044       9,969,616           --             --          --
   Amounts due Western Resources ....................             --              --             --             --          --
   Tax payable to Western Resources .................             --              --             --             --          --
   Other ............................................       19,000,872      35,151,037    100,000,000           --          --
                                                        --------------  --------------   ------------   ------------   ---------
        Total Current Liabilities ...................      887,359,295     134,356,949    112,646,184      6,443,192        --
                                                        --------------  --------------   ------------   ------------   ---------

 LONG-TERM LIABILITIES:
   Long-term debt, net ..............................    1,861,689,153     684,360,243           --             --          --
   Western Resources obligated mandatorily
     redeemable preferred securities of
     subsidiary trusts holding solely
     company subordinated debentures ................             --              --             --             --          --
   Deferred income taxes and investment tax
     credits ........................................      258,266,741     726,675,737           --          711,862        --
   Minority interests ...............................             --              --             --             --          --
   Deferred gain from sale-leaseback ................             --       174,466,013           --             --          --
   Energy trading contracts .........................       10,370,114       6,130,229           --             --          --
   Other ............................................      163,622,876     155,666,117           --             --          --
                                                        --------------  --------------   ------------   ------------   ---------
        Total Long-Term Liabilities .................    2,293,948,884   1,747,298,339           --          711,862        --
                                                        --------------  --------------   ------------   ------------   ---------

 COMMITMENTS AND CONTINGENCIES

 SHAREHOLDERS' EQUITY:
   Cumulative preferred stock, par value
     $100 per share, 600,000 authorized shares,
     239,364 outstanding shares .....................       24,857,600            --             --             --          --
   Common Stock, par value $5 per share,
     150,000,000 authorized shares,
     86,205,417 issued shares .......................      431,027,085   1,065,633,791          1,000          1,000       1,000
   Paid-in capital ..................................    1,196,774,884            --       10,499,000     84,941,443        --
   Unearned compensation ............................      (21,920,183)           --             --             --          --
   Loans to officers ................................       (1,973,000)           --             --             --          --
   Retained earnings ................................      586,322,550      (6,221,526)    (1,006,611)     3,674,987        --
   Treasury stock, at cost, 15,097,987 shares .......               (0)           --             --             --          --
   Accumulated other comprehensive loss, net ........      (25,372,859)    (11,023,321)          --             --          --
                                                        --------------  --------------   ------------   ------------   ---------
        Total Shareholders' Equity ..................    2,189,716,077   1,048,388,944      9,493,389     88,617,430       1,000
                                                        --------------  --------------   ------------   ------------   ---------


 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .........   $5,371,024,256  $2,930,044,232   $122,139,573   $ 95,772,484   $   1,000
                                                        ==============  ==============   ============   ============   =========

                                                                     Exhibit A-1
                            WESTERN RESOURCES, INC.
                          CONSOLIDATING BALANCE SHEET
                               December 31, 2001

                                                                     Western         Westar                             Western
                                                                    Resources      Industries,                         Resources,
                                                                     Capital          Inc.         Consolidating          Inc.
                                                                     I and II     Consolidated        Entries        Consolidated
                                                                   ------------  --------------   ---------------   --------------
 ASSETS
 CURRENT ASSETS:
       Cash and cash equivalents ...............................   $       --    $   82,644,217   $    (5,548,288)  $   96,690,622
       Restricted cash .........................................           --              --                --         14,794,787
       Accounts receivable, net ................................    226,804,150      49,300,729      (379,471,412)     112,863,635
       Receivable from affiliates ..............................           --              --           9,322,550             --
       Inventories and supplies, net ...........................           --        10,521,753              --        145,099,004
       Energy trading contracts ................................           --              --                --         71,421,473
       Deferred tax assets .....................................           --        24,978,033          (154,587)      27,816,878
       Prepaid expenses and other ..............................           --        33,725,246       (18,556,629)      41,331,269
                                                                   ------------  --------------   ---------------   --------------
            Total Current Assets ...............................    226,804,150     201,169,978      (394,408,366)     510,017,668
                                                                   ------------  --------------   ---------------   --------------

 PROPERTY, PLANT, AND EQUIPMENT, NET ...........................           --        60,125,128              --      4,042,851,921
                                                                   ------------  --------------   ---------------   --------------

 OTHER ASSETS:
       Restricted cash .........................................           --              --           4,442,662       38,515,130
       Investment in ONEOK .....................................           --       598,929,042              --        598,929,042
       Customer accounts, net ..................................           --       830,708,156              --        830,708,156
       Goodwill, net ...........................................           --       884,786,477              --        884,786,477
       Regulatory assets .......................................           --              --            (115,299)     358,025,105
       Receivable from Western Resources .......................           --        67,673,929       (67,673,929)            --
       Investment in Western Resources .........................           --       381,987,373      (381,987,373)            --
       Deferred tax assets .....................................           --        61,478,994       (61,478,994)            --
       Energy trading contracts ................................           --              --                --         15,246,968
       Other ...................................................           --        42,282,742    (3,460,640,848)     233,984,900
                                                                   ------------  --------------   ---------------   --------------
            Total Other Assets .................................           --     2,867,846,713    (3,967,453,781)   2,960,195,778
                                                                   ------------  --------------   ---------------   --------------

 TOTAL ASSETS ..................................................   $226,804,150  $3,129,141,819   $(4,361,862,147)  $7,513,065,367
                                                                   ============  ==============   ===============   ==============

 LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
       Current maturities of long-term debt ....................   $       --    $   14,823,882   $       (11,000)  $  160,575,731
       Short-term debt .........................................           --              --                --        222,300,000
       Accounts payable ........................................           --        19,519,200      (319,515,199)     125,284,553
       Accrued liabilities .....................................           --        50,171,895        (6,431,881)     181,670,757
       Purchase holdbacks ......................................           --           821,985          (821,985)            --
       Accrued income taxes ....................................           --        47,365,390         4,883,204       39,769,501
       Deferred security revenues ..............................           --        48,461,479              --         48,461,479
       Energy trading contracts ................................           --              --                --         67,858,660
       Amounts due Western Resources ...........................           --         1,666,084        (1,666,084)            --
       Tax payable to Western Resources ........................           --         2,550,996        (2,550,996)            --
       Other ...................................................           --         2,473,428       (99,166,015)      57,459,322
                                                                   ------------  --------------   ---------------   --------------
            Total Current Liabilities ..........................           --       187,854,339      (425,279,956)     903,380,003
                                                                   ------------  --------------   ---------------   --------------

 LONG-TERM LIABILITIES:
       Long-term debt, net .....................................           --       461,364,256       (29,031,380)   2,978,382,272
       Western Resources obligated mandatorily
            redeemable preferred securities of
            subsidiary trusts holding solely
            company subordinated debentures ....................    220,000,000            --                --        220,000,000
       Deferred income taxes and investment tax credits ........           --              --         (61,476,631)     924,177,709
       Minority interests ......................................           --       166,852,582            (2,088)     166,850,494
       Deferred gain from sale-leaseback .......................           --              --                --        174,466,013
       Energy trading contracts ................................           --              --                --         16,500,343
       Other ...................................................           --        17,937,731       (51,979,479)     285,247,245
                                                                   ------------  --------------   ---------------   --------------
            Total Long-Term Liabilities ........................    220,000,000     646,154,569      (142,489,578)   4,765,624,076
                                                                   ------------  --------------   ---------------   --------------

 COMMITMENTS AND CONTINGENCIES

 SHAREHOLDERS' EQUITY:
       Cumulative preferred stock, par value $100 per share,
            600,000 authorized shares, 239,364 outstanding shares          --              --            (921,200)      23,936,400
       Common Stock, par value $5 per share, 150,000,000
            authorized shares, 86,205,417 issued shares ........      6,804,150         770,000    (1,073,210,941)     431,027,085
       Paid-in capital .........................................           --     2,055,536,475    (2,150,989,292)   1,196,762,510
       Unearned compensation ...................................           --              --                --        (21,920,183)
       Loans to officers .......................................           --              --                --         (1,973,000)
       Retained earnings .......................................           --       242,611,471      (218,878,940)     606,501,931
       Treasury stock, at cost, 15,097,987 shares ..............           --              --        (364,900,596)    (364,900,596)
       Accumulated other comprehensive loss, net ...............           --        (3,785,035)       14,808,356      (25,372,859)
                                                                   ------------  --------------   ---------------   --------------
            Total Shareholders' Equity .........................      6,804,150   2,295,132,911    (3,794,092,613)   1,844,061,288
                                                                   ------------  --------------   ---------------   --------------

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ....................   $226,804,150  $3,129,141,819   $(4,361,862,147)  $7,513,065,367
                                                                   ============  ==============   ===============   ==============

                                                                     Exhibit A-1
                            WESTERN RESOURCES, INC.
                       CONSOLIDATING STATEMENT OF INCOME
                          Year Ended December 31, 2001

                                                            Western         Kansas Gas and          WR
                                                           Resources,          Electric         Receivable           Westar
                                                              Inc.             Company          Corporation      Generating, Inc.
                                                        ---------------    ---------------    ---------------    ---------------
SALES:
      Energy ........................................   $ 1,096,686,402    $   673,124,930    $          --      $    22,753,427
      Monitored Services ............................              --                 --                 --                 --
                                                        ---------------    ---------------    ---------------    ---------------
          Total Sales ...............................     1,096,686,402        673,124,930               --           22,753,427
                                                        ---------------    ---------------    ---------------    ---------------

COST OF SALES:
      Energy ........................................       662,933,518        207,176,344               --           11,550,692
      Monitored Services ............................              --                 --                 --                 --
                                                        ---------------    ---------------    ---------------    ---------------
          Total Cost of Sales .......................       662,933,518        207,176,344               --           11,550,692
                                                        ---------------    ---------------    ---------------    ---------------

GROSS PROFIT ........................................       433,752,884        465,948,586               --           11,202,735
                                                        ---------------    ---------------    ---------------    ---------------

OPERATING EXPENSES:
      Operating and maintenance .....................       144,302,723        194,101,393               --            2,652,253
      Depreciation and amortization .................        77,911,467        105,136,349               --            2,108,269
      Selling, general and administrative ...........        85,638,648         73,440,961            778,927            299,902
      Dispositions of monitored services operations .              --                 --                 --                 --
      Severance and other costs .....................              --                 --                 --                 --
      Merger costs ..................................         8,692,844               --                 --                 --
                                                        ---------------    ---------------    ---------------    ---------------
          Total Operating Expenses ..................       316,545,682        372,678,703            778,927          5,060,424
                                                        ---------------    ---------------    ---------------    ---------------
INCOME (LOSS) FROM OPERATIONS .......................       117,207,202         93,269,883           (778,927)         6,142,311
                                                        ---------------    ---------------    ---------------    ---------------
OTHER INCOME (EXPENSES):
      Investment earnings ...........................        (2,071,473)              --                 --                 --
      Impairment of investments .....................              --                 --                 --                 --
      Minority interest .............................              --                 --                 --                 --
      Other .........................................         4,474,931         (7,958,879)              --                 --
                                                        ---------------    ---------------    ---------------    ---------------
          Total Other Income (Expense) ..............         2,403,458         (7,958,879)              --                 --
                                                        ---------------    ---------------    ---------------    ---------------
EARNINGS BEFORE INTEREST AND TAXES ..................       119,610,660         85,311,004           (778,927)         6,142,311
                                                        ---------------    ---------------    ---------------    ---------------
INTEREST EXPENSE:
      Interest expense on long-term debt ............       137,039,694         45,643,734               --                 --
      Interest expense on short-term debt and other .        50,943,367          3,966,911               --                3,869
                                                        ---------------    ---------------    ---------------    ---------------
          Total Interest Expense ....................       187,983,061         49,610,645               --                3,869
                                                        ---------------    ---------------    ---------------    ---------------

EARNINGS (LOSS) BEFORE INCOME TAXES .................       (68,372,401)        35,700,359           (778,927)         6,138,442

INCOME TAX (BENEFIT) EXPENSE ........................       (40,859,883)        (1,600,143)          (309,838)         2,441,719
                                                        ---------------    ---------------    ---------------    ---------------
NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND
       ACCOUNTING CHANGE ............................       (27,512,518)        37,300,502           (469,089)         3,696,723

EXTRAORDINARY ITEMS, NET OF TAX .....................          (555,008)              --                 --                 --

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX ..         5,795,018         12,898,589               --                 --
                                                        ---------------    ---------------    ---------------    ---------------

NET INCOME (LOSS) ...................................       (22,272,508)        50,199,091           (469,089)         3,696,723

PREFERRED DIVIDENDS .................................         1,128,606               --                 --                 --
                                                        ---------------    ---------------    ---------------    ---------------
EARNINGS (LOSS) AVAILABLE FOR COMMON STOCK ..........   $   (23,401,114)   $    50,199,091    $      (469,089)   $     3,696,723
                                                        ===============    ===============    ===============    ===============

                                                                     Exhibit A-1
                            WESTERN RESOURCES, INC.
                       CONSOLIDATING STATEMENT OF INCOME
                          Year Ended December 31, 2001

                                                               Western           Westar                               Western
                                                              Resources        Industries,                           Resources,
                                                               Capital            Inc.          Consolidating           Inc.
                                                              I and II        Consolidated          Entries         Consolidated
                                                          ---------------   ---------------    ---------------    ---------------
SALES:

      Energy ..........................................   $          --     $          --      $   (24,171,396)   $ 1,768,393,363
      Monitored Services ..............................              --         417,868,636               --          417,868,636
                                                          ---------------   ---------------    ---------------    ---------------
          Total Sales .................................              --         417,868,636        (24,171,396)     2,186,261,999
                                                          ---------------   ---------------    ---------------    ---------------

COST OF SALES:
      Energy ..........................................              --                --          (26,368,077)       855,292,477
      Monitored Services ..............................              --         144,258,202               --          144,258,202
                                                          ---------------   ---------------    ---------------    ---------------
          Total Cost of Sales .........................              --         144,258,202        (26,368,077)       999,550,679
                                                           ---------------   ---------------    ---------------    ---------------

GROSS PROFIT ..........................................              --         273,610,434          2,196,681      1,186,711,320
                                                          ---------------   ---------------    ---------------    ---------------

OPERATING EXPENSES:
      Operating and maintenance .......................              --                --            8,356,772        349,413,141
      Depreciation and amortization ...................              --         228,485,990               --          413,642,075
      Selling, general and administrative .............              --         173,032,904          1,670,284        334,861,626
      Dispositions of monitored services operations ...              --          13,056,478               --           13,056,478
      Severance and other costs .......................              --           9,681,917         (9,681,917)              --
      Merger costs ....................................              --                --                 --            8,692,844
                                                          ---------------   ---------------    ---------------    ---------------
          Total Operating Expenses ....................              --         424,257,289            345,139      1,119,666,164
                                                          ---------------   ---------------    ---------------    ---------------

INCOME (LOSS) FROM OPERATIONS .........................              --        (150,646,855)         1,851,542         67,045,156
                                                          ---------------   ---------------    ---------------    ---------------

OTHER INCOME (EXPENSES):
      Investment earnings .............................        18,634,023        65,343,024        (29,271,386)        52,634,188
      Impairment of investments .......................              --         (11,075,214)              --          (11,075,214)
      Minority interest ...............................              --          11,620,570               --           11,620,570
      Other ...........................................              --           8,354,629           (473,000)         4,397,681
                                                          ---------------   ---------------    ---------------    ---------------
          Total Other Income (Expense) ................        18,634,023        74,243,009        (29,744,386)        57,577,225
                                                          ---------------   ---------------    ---------------    ---------------

EARNINGS BEFORE INTEREST AND TAXES ....................        18,634,023       (76,403,846)       (27,892,844)       124,622,381
                                                          ---------------   ---------------    ---------------    ---------------

INTEREST EXPENSE:
      Interest expense on long-term debt ..............              --          45,075,651           (158,449)       227,600,630
       Interest expense on short-term debt and other ..              --          (1,091,239)       (13,200,375)        40,622,533
                                                          ---------------   ---------------    ---------------    ---------------
          Total Interest Expense ......................              --          43,984,412        (13,358,824)       268,223,163
                                                          ---------------   ---------------    ---------------    ---------------

EARNINGS (LOSS) BEFORE INCOME TAXES ...................        18,634,023      (120,388,258)       (14,534,020)      (143,600,782)

INCOME TAX (BENEFIT) EXPENSE ..........................              --         (41,283,407)           736,498        (80,875,054)
                                                          ---------------   ---------------    ---------------    ---------------

NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND
       ACCOUNTING CHANGE ..............................        18,634,023       (79,104,851)       (15,270,518)       (62,725,728)

EXTRAORDINARY ITEMS, NET OF TAX .......................              --          22,315,670          1,395,281         23,155,943

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX ....              --                --                 --           18,693,607
                                                          ---------------   ---------------    ---------------    ---------------

NET INCOME (LOSS) .....................................        18,634,023       (56,789,181)       (13,875,237)       (20,876,178)

PREFERRED DIVIDENDS ...................................        18,075,000              --          (18,309,043)           894,563
                                                          ---------------   ---------------    ---------------    ---------------

EARNINGS (LOSS) AVAILABLE FOR COMMON STOCK ............   $       559,023   $   (56,789,181)   $     4,433,806    $   (21,770,741)
                                                          ===============   ===============    ===============    ===============

                                                                     Exhibit A-1
                             WESTERN RESOURCES, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                December 31, 2001


                                             Western        Kansas Gas           WR             Westar
                                            Resources,     and Electric      Receivable       Generating,
                                               Inc.          Company         Corporation         Inc.
                                          -------------    -------------    -------------    -------------
BALANCE AT BEGINNING OF PERIOD ........   $ 714,453,900    $  44,116,906    $    (537,522)   $     (21,736)
                                          -------------    -------------    -------------    -------------

ADD:

      Net Income (loss) ...............     (22,272,508)      50,199,091         (469,089)       3,696,723
      Other ...........................      (2,634,160)        (537,523)            --               --
                                          -------------    -------------    -------------    -------------
          Total .......................     (24,906,668)      49,661,568         (469,089)       3,696,723
                                          -------------    -------------    -------------    -------------

DEDUCT:
      Preferred stock dividends .......       1,128,606             --               --               --
      Common stock dividends ..........     102,096,076      100,000,000             --               --
                                          -------------    -------------    -------------    -------------
          Total .......................     103,224,682      100,000,000             --               --
                                          -------------    -------------    -------------    -------------

BALANCE AT END OF PERIOD ..............   $ 586,322,550    $  (6,221,526)   $  (1,006,611)   $   3,674,987
                                          =============    =============    =============    =============

                                                                     Exhibit A-1
                             WESTERN RESOURCES, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                December 31, 2001


                                          Western           Westar                                Western
                                         Resources        Industries,                           Resources,
                                          Capital            Inc.          Consolidating           Inc.
                                          I and II       Consolidated          Entries         Consolidated
                                     ---------------   ---------------    ---------------    ---------------
BALANCE AT BEGINNING OF PERIOD ...    $        --       $ 297,560,797      $(341,118,443)      $ 714,453,902
                                       -------------    -------------      -------------       -------------
ADD:

      Net Income (loss) ..........        18,634,023      (56,789,181)       (13,875,237)        (20,876,178)
      Other ......................              --          2,609,855           (966,830)         (1,528,658)
                                       -------------    -------------      -------------       -------------
          Total ..................        18,634,023      (54,179,326)       (14,842,067)        (22,404,836)
                                       -------------    -------------      -------------       -------------

DEDUCT:
      Preferred stock dividends ..        18,075,000             --          (18,309,043)            894,563
      Common stock dividends .....           559,023          770,000       (118,772,527)         84,652,572
                                       -------------    -------------      -------------       -------------
          Total ..................        18,634,023          770,000       (137,081,570)         85,547,135
                                       -------------    -------------      -------------       -------------

BALANCE AT END OF PERIOD .........     $        --      $ 242,611,471      $(218,878,940)      $ 606,501,931
                                       =============    =============      =============       =============

                                                                     Exhibit A-2
                             WESTAR INDUSTRIES, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2001


                                                                                              Protection      Westar       Westar
                                                          Westar                                 One        Limited      Financial
                                                        Industries,    Protection One, Inc.  International  Partners,    Services,
                                                           Inc.           Consolidated           Inc.         Inc.          Inc.
                                                       --------------  -------------------  -------------  -----------  -----------
ASSETS
CURRENT ASSETS:
      Cash and cash equivalents ...................... $   73,091,429  $    3,973,608        $  5,570,000  $      --    $     5,292
      Accounts receivable, net .......................    (42,015,777)     36,504,261          11,227,140    4,119,301   44,896,513
      Inventories and supplies, net ..................           --         8,142,233           2,374,000         --           --
      Deferred tax assets ............................       (978,938)      8,782,625           6,675,333      241,101   (1,097,384)
      Related party tax receivable ...................           --         1,654,706                --           --           --
      Prepaid expenses and other .....................     11,543,100       7,252,196           5,047,000         --      5,294,608
                                                       --------------  --------------        ------------  -----------  -----------
           Total Current Assets ......................     41,639,814      66,309,629          30,893,473    4,360,402   49,099,029
                                                       --------------  --------------        ------------  -----------  -----------

PROPERTY, PLANT, AND EQUIPMENT, NET ..................           --        54,912,311           3,633,000         --           --
                                                       --------------  --------------        ------------  -----------  -----------

OTHER ASSETS:
      Investment in ONEOK ............................    598,929,042            --                  --           --           --
      Receivable from Western Resources ..............     67,673,929            --                  --           --           --
      Investment in Western Resources ................    380,574,355            --                  --           --           --
      Customer accounts, net .........................           --       763,549,156          67,159,000         --           --
      Goodwill, net ..................................           --       768,309,152         116,153,000         --           --
      Deferred tax assets ............................           --        79,611,947          12,195,000         --           --
      Other ..........................................  1,271,888,307      15,783,370           1,552,000      278,421         --
                                                       --------------  --------------        ------------  -----------  -----------
           Total Other Assets ........................  2,319,065,633   1,627,253,625         197,059,000      278,421         --
                                                       --------------  --------------        ------------  -----------  -----------
TOTAL ASSETS ......................................... $2,360,705,447  $1,748,475,565        $231,585,473  $ 4,638,823  $49,099,029
                                                       ==============  ==============        ============  ===========  ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
      Current maturities of long-term debt ........... $         --    $      688,185        $ 13,822,000  $      --    $      --
      Accounts payable ...............................        590,508       5,943,354          12,457,000         --           --
      Accrued liabilities ............................      4,998,186      40,188,250           6,259,000         --           --
      Purchase holdbacks .............................           --           821,985                --           --           --
      Accrued income taxes ...........................     41,712,658            --             4,563,145      (16,796)     101,137
      Deferred security revenues .....................           --        41,940,479           6,521,000         --           --
      Amounts due Western Resources ..................           --              --                  --           --           --
      Tax Payable due Western Resources ..............           --              --                  --           --           --
      Other ..........................................        730,417            --                  --           --           --
                                                       --------------  --------------        ------------  -----------  -----------
           Total Current Liabilities .................     48,031,769      89,582,253          43,622,145      (16,796)     101,137
                                                       --------------  --------------        ------------  -----------  -----------

LONG-TERM LIABILITIES:
      Long-term debt, net ............................           --       584,115,368          29,391,000         --           --
      Deferred income taxes and investment tax credits     14,528,756            --            19,271,001     (326,183)       7,081
      Minority interests .............................           --              --                  --           --           --
      Other ..........................................      3,012,011      11,589,492           3,261,000         --           --
                                                       --------------  --------------        ------------  -----------  -----------
           Total Long-Term Liabilities ...............     17,540,767     595,704,860          51,923,001     (326,183)       7,081
                                                       --------------  --------------        ------------  -----------  -----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:

      Common Stock, par value $1 per share ...........        770,000       1,272,458                --          1,000        1,000
      Paid-in capital ................................  2,055,536,475   1,381,449,976         153,657,000    6,787,555   38,235,228
      Retained earnings ..............................    242,611,471    (284,740,840)        (16,939,673)  (1,806,753)  10,754,583
      Treasury stock .................................           --       (32,430,986)               --           --           --
      Accumulated other comprehensive loss, net ......     (3,785,035)     (2,362,156)           (677,000)        --           --
                                                       --------------  --------------        ------------  -----------  -----------
           Total Shareholders' Equity ................  2,295,132,911   1,063,188,452         136,040,327    4,981,802   48,990,811
                                                       --------------  --------------        ------------  -----------  -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ........... $2,360,705,447  $1,748,475,565        $231,585,473  $ 4,638,823  $49,099,029
                                                       ==============  ==============        ============  ===========  ===========

                                                                     Exhibit A-2
                             WESTAR INDUSTRIES, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2001

                                                            Westar         Westar           Westar                        Wing
                                                        Communications,   Leasing,         Aviation,   Wing Turkey,   International,
                                                             Inc.           Inc.             Inc.         Inc.             Ltd.
                                                        --------------- --------------  -------------  ------------   -------------
ASSETS
CURRENT ASSETS:
      Cash and cash equivalents ......................  $      2,086    $       --      $    (11,132)  $       --     $       --
      Accounts receivable, net .......................       276,681      (1,690,102)        638,966       (605,565)       984,002
      Inventories and supplies, net ..................         5,520            --              --             --             --
      Deferred tax assets ............................        48,101            --            53,433      5,707,508           --
      Related party tax receivable ...................          --              --              --             --             --
      Prepaid expenses and other .....................       107,883          18,065            --             --          229,123
                                                        ------------    ------------    ------------   ------------   ------------
           Total Current Assets ......................       440,271      (1,672,037)        681,267      5,101,943      1,213,125
                                                        ------------    ------------    ------------   ------------   ------------

PROPERTY, PLANT, AND EQUIPMENT, NET ..................        77,058            --         1,502,759           --             --
                                                        ------------    ------------    ------------   ------------   ------------
OTHER ASSETS:
      Investment in ONEOK ............................          --              --              --             --             --
      Receivable from Western Resources ..............          --              --              --             --             --
      Investment in Western Resources ................          --              --              --             --             --
      Customer accounts, net .........................          --              --              --             --             --
      Goodwill, net ..................................       324,325            --              --             --             --
      Deferred tax assets ............................          --              --              --             --             --
      Other ..........................................          --         1,665,353            --         (375,712)     1,975,630
                                                        ------------    ------------    ------------   ------------   ------------
           Total Other Assets ........................       324,325       1,665,353            --         (375,712)     1,975,630
                                                        ------------    ------------    ------------   ------------   ------------

TOTAL ASSETS .........................................  $    841,654    $     (6,684)   $  2,184,026   $  4,726,231   $  3,188,755
                                                        ============    ============    ============   ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
      Current maturities of long-term debt ...........  $       --      $       --      $       --     $       --     $       --
      Accounts payable ...............................        33,065         348,442          96,831           --             --
      Accrued liabilities ............................        28,784          18,065          18,918           --             --
      Purchase holdbacks .............................          --              --              --             --             --
      Accrued income taxes ...........................         9,022          (2,091)       (159,174)          --             --
      Deferred security revenues .....................          --              --              --             --             --
      Amounts due Western Resources ..................          --              --              --             --             --
      Tax Payable due Western Resources ..............          --              --              --             --             --
      Other ..........................................        33,048            --              (319)          --             --
                                                        ------------    ------------    ------------   ------------   ------------
           Total Current Liabilities .................       103,919         364,416         (43,744)          --             --
                                                        ------------    ------------    ------------   ------------   ------------

LONG-TERM LIABILITIES:
      Long-term debt, net ............................          --              --              --             --        4,567,849
      Deferred income taxes and investment tax credits          --          (141,197)           --       (2,981,390)          --
      Minority interests .............................          --              --              --             --             --
      Other ..........................................           115            --             7,768           --             --
                                                        ------------    ------------    ------------   ------------   ------------
           Total Long-Term Liabilities ...............           115        (141,197)          7,768     (2,981,390)     4,567,849
                                                        ------------    ------------    ------------   ------------   ------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:

      Common Stock, par value $1 per share ...........         1,000           1,000           1,000             14           --
      Paid-in capital ................................       802,909            --        11,888,948      9,579,087          1,000
      Retained earnings ..............................       (66,289)       (230,903)     (9,669,946)    (1,871,480)      (336,544)
      Treasury stock .................................          --              --              --             --             --
      Accumulated other comprehensive loss, net ......          --              --              --             --       (1,043,550)
                                                        ------------    ------------    ------------   ------------   ------------
           Total Shareholders' Equity ................       737,620        (229,903)      2,220,002      7,707,621     (1,379,094)
                                                        ------------    ------------    ------------   ------------   ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...........  $    841,654    $     (6,684)   $  2,184,026   $  4,726,231   $  3,188,755
                                                        ============    ============    ============   ============   ============

                                                                     Exhibit A-2
                             WESTAR INDUSTRIES, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2001

                                                             Western                                                  Westar
                                                            Resources             The                               Industries,
                                                            (Bermuda)         Wing Group,       Consolidating          Inc.
                                                               Ltd.           Limited Co.          Entries         Consolidated
                                                         ---------------    ---------------    ---------------    ---------------
ASSETS
CURRENT ASSETS:
      Cash and cash equivalents ......................   $        11,998    $           936    $          --      $    82,644,217
      Accounts receivable, net .......................         2,875,058            (49,135)        (7,860,614)        49,300,729
      Inventories and supplies, net ..................              --                 --                 --           10,521,753
      Deferred tax assets ............................              --            5,546,254               --           24,978,033
      Related party tax receivable ...................              --                 --           (1,654,706)              --
      Prepaid expenses and other .....................           524,786               --            3,708,485         33,725,246
                                                         ---------------    ---------------    ---------------    ---------------
           Total Current Assets ......................         3,411,842          5,498,055         (5,806,835)       201,169,978
                                                         ---------------    ---------------    ---------------    ---------------

PROPERTY, PLANT, AND EQUIPMENT, NET ..................              --                 --                 --           60,125,128
                                                         ---------------    ---------------    ---------------    ---------------

OTHER ASSETS:
      Investment in ONEOK ............................              --                 --                 --          598,929,042
      Receivable from Western Resources ..............              --                 --                 --           67,673,929
      Investment in Western Resources ................              --                 --            1,413,018        381,987,373
      Customer accounts, net .........................              --                 --                 --          830,708,156
      Goodwill, net ..................................              --                 --                 --          884,786,477
      Deferred tax assets ............................              --                 --          (30,327,953)        61,478,994
      Other ..........................................              --               40,169     (1,250,524,796)        42,282,742
                                                         ---------------    ---------------    ---------------    ---------------
           Total Other Assets ........................              --               40,169     (1,279,439,731)     2,867,846,713
                                                         ---------------    ---------------    ---------------    ---------------

TOTAL ASSETS .........................................   $     3,411,842    $     5,538,224    $(1,285,246,566)   $ 3,129,141,819
                                                         ===============    ===============    ===============    ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
      Current maturities of long-term debt ...........   $       567,038    $          --      $      (253,341)   $    14,823,882
      Accounts payable ...............................            50,000               --                 --           19,519,200
      Accrued liabilities ............................              --              (16,464)        (1,322,844)        50,171,895
      Purchase holdbacks .............................              --                 --                 --              821,985
      Accrued income taxes ...........................              --                 --            1,157,489         47,365,390
      Deferred security revenues .....................              --                 --                 --           48,461,479
      Amounts due Western Resources ..................              --                 --            1,666,084          1,666,084
      Tax Payable due Western Resources ..............              --                 --            2,550,996          2,550,996
      Other ..........................................         1,125,748             43,378            541,156          2,473,428
                                                         ---------------    ---------------    ---------------    ---------------
           Total Current Liabilities .................         1,742,786             26,914          4,339,540        187,854,339
                                                         ---------------    ---------------    ---------------    ---------------

LONG-TERM LIABILITIES:
      Long-term debt, net ............................          (567,038)              --         (156,142,923)       461,364,256
      Deferred income taxes and investment tax credits              --              (30,115)       (30,327,953)              --
      Minority interests .............................              --                 --          166,852,582        166,852,582
      Other ..........................................              --                 --               67,345         17,937,731
                                                         ---------------    ---------------    ---------------    ---------------
           Total Long-Term Liabilities ...............          (567,038)           (30,115)       (19,550,949)       646,154,569
                                                         ---------------    ---------------    ---------------    ---------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:

      Common Stock, par value $1 per share ...........              --                 --           (1,277,472)           770,000
      Paid-in capital ................................        14,555,682         42,944,807     (1,659,902,192)     2,055,536,475
      Retained earnings ..............................       (12,319,588)       (37,403,382)       354,630,815        242,611,471
      Treasury stock .................................              --                 --           32,430,986               --
      Accumulated other comprehensive loss, net ......              --                 --            4,082,706         (3,785,035)
                                                         ---------------    ---------------    ---------------    ---------------
           Total Shareholders' Equity ................         2,236,094          5,541,425     (1,270,035,157)     2,295,132,911
                                                         ---------------    ---------------    ---------------    ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...........   $     3,411,842    $     5,538,224    $(1,285,246,566)   $ 3,129,141,819
                                                         ===============    ===============    ===============    ===============

                                                                     Exhibit A-2
                             WESTAR INDUSTRIES, INC.
                        CONSOLIDATING STATEMENT OF INCOME
                          Year Ended December 31, 2001

                                                                                                                          Westar
                                                             Westar                                     Protection One    Limited
                                                           Industries,      Protection     Protection    International,  Partners,
                                                              Inc.           One, Inc.     One UK, Inc.       Inc.          Inc.
                                                          -------------    -------------   -----------   ------------   ----------
SALES:
      Monitoring and related services ..................   $        --      $ 324,665,622   $ 8,062,000   $ 63,061,000   $     --
      Other ............................................            --         16,359,816     3,263,000      1,098,000         --
                                                           -------------    -------------   -----------   ------------   ----------
          Total Sales ..................................            --        341,025,438    11,325,000     64,159,000         --
                                                           -------------    -------------   -----------   ------------   ----------

COST OF SALES:
      Monitoring and related services ..................            --        103,726,942     6,020,000     15,878,000         --
      Other ............................................            --         15,405,581     2,658,000        309,000         --
                                                           -------------    -------------   -----------   ------------   ----------
          Total Cost of Sales ..........................            --        119,132,523     8,678,000     16,187,000         --
                                                           -------------    -------------   -----------   ------------   ----------

GROSS PROFIT ...........................................            --        221,892,915     2,647,000     47,972,000         --
                                                           -------------    -------------   -----------   ------------   ----------

OPERATING EXPENSES:
      Selling, general and administrative ..............         951,799      112,684,930     3,151,000     44,036,000        2,500
      Acquisition expense ..............................            --          5,898,968        27,000        143,000         --
      Depreciation and amortization ....................         133,741      202,654,626     2,566,000     22,902,000         --
      Dispositions of monitored services operations ....      17,979,478             --            --       (4,923,000)        --
      Severance and other costs ........................            --          9,681,917          --             --           --
                                                           -------------    -------------   -----------   ------------   ----------
          Total Operating Expenses .....................      19,065,018      330,920,441     5,744,000     62,158,000        2,500
                                                           -------------    -------------   -----------   ------------   ----------

INCOME (LOSS) FROM OPERATIONS ..........................     (19,065,018)    (109,027,526)   (3,097,000)   (14,186,000)      (2,500)
                                                           -------------    -------------   -----------   ------------   ----------

OTHER INCOME (EXPENSES):
      Investment earnings ..............................     (22,658,072)            --            --          410,137         --
      Impairment of investments ........................     (11,075,214)            --            --             --           --
      Minority interest ................................            --               --            --             --           --
      Other ............................................       8,033,052          124,865       (99,000)       (91,000)     386,355
                                                           -------------    -------------   -----------   ------------   ----------
          Total Other Income (Expense) .................     (25,700,234)         124,865       (99,000)       319,137      386,355
                                                           -------------    -------------   -----------   ------------   ----------

EARNINGS BEFORE INTEREST AND TAXES .....................     (44,765,252)    (108,902,661)   (3,196,000)   (13,866,863)     383,855

INTEREST EXPENSE .......................................      (2,038,624)      51,718,965        36,000      4,960,000         --
                                                           -------------    -------------   -----------   ------------   ----------

EARNINGS (LOSS) BEFORE INCOME TAXES ....................     (42,726,628)    (160,621,626)   (3,232,000)   (18,826,863)     383,855

INCOME TAX (BENEFIT) EXPENSE ...........................       1,900,686      (40,096,248)         --       (4,758,190)     152,688
                                                           -------------    -------------   -----------   ------------   ----------

INCOME BEFORE EXTRAORDINARY ITEM .......................     (44,627,314)    (120,525,378)   (3,232,000)   (14,068,673)     231,167

EXTRAORDINARY ITEM (NET OF TAX) ........................     (12,161,867)      34,477,537          --             --           --
                                                           -------------    -------------   -----------   ------------   ----------

NET INCOME (LOSS) ......................................   $ (56,789,181)   $ (86,047,841)  $(3,232,000)  $(14,068,673)  $  231,167
                                                           =============    =============   ===========   ============   ==========

                                                                     Exhibit A-2
                            WESTAR INDUSTRIES, INC.
                       CONSOLIDATING STATEMENT OF INCOME
                          Year Ended December 31, 2001


                                                              Westar
                                                             Financial      Westar         Westar         Westar         Wing
                                                             Services,  Communications,   Leasing,       Aviation,      Turkey,
                                                                Inc.         Inc.           Inc.           Inc.           Inc.
                                                           -----------  ---------------   -----------    -----------    -----------
SALES:
      Monitoring and related services ..................   $      --      $      --     $      --      $      --      $      --
      Other ............................................          --        1,359,198          --             --             --
                                                           -----------    -----------   -----------    -----------    -----------
          Total Sales ..................................          --        1,359,198          --             --             --
                                                           -----------    -----------   -----------    -----------    -----------

COST OF SALES:
      Monitoring and related services ..................          --             --            --             --             --
      Other ............................................          --          260,679          --             --             --
                                                           -----------    -----------   -----------    -----------    -----------
          Total Cost of Sales ..........................          --          260,679          --             --             --
                                                           -----------    -----------   -----------    -----------    -----------

GROSS PROFIT ...........................................          --        1,098,519          --             --             --
                                                           -----------    -----------   -----------    -----------    -----------

OPERATING EXPENSES:
      Selling, general and administrative ..............         2,569        967,069       649,078      3,979,760         40,253
      Acquisition expense ..............................          --             --            --             --             --
      Depreciation and amortization ....................          --           79,479          --          115,212           --
      Dispositions of monitored services operations ....          --             --            --             --             --
      Severance and other costs ........................          --             --            --             --             --
                                                           -----------    -----------   -----------    -----------    -----------
          Total Operating Expenses .....................         2,569      1,046,548       649,078      4,094,972         40,253
                                                           -----------    -----------   -----------    -----------    -----------

INCOME (LOSS) FROM OPERATIONS ..........................        (2,569)        51,971      (649,078)    (4,094,972)       (40,253)
                                                           -----------    -----------   -----------    -----------    -----------
OTHER INCOME (EXPENSES):
      Investment earnings ..............................     5,296,827           --            --           13,989      3,058,021
      Impairment of investments ........................          --             --            --             --             --
      Minority interest ................................          --             --            --             --             --
      Other ............................................          --             --         265,661           --             --
                                                           -----------    -----------   -----------    -----------    -----------
          Total Other Income (Expense) .................     5,296,827           --         265,661         13,989      3,058,021
                                                           -----------    -----------   -----------    -----------    -----------

EARNINGS BEFORE INTEREST AND TAXES .....................     5,294,258         51,971      (383,417)    (4,080,983)     3,017,768

INTEREST EXPENSE .......................................         5,048           --            --             --             --
                                                           -----------    -----------   -----------    -----------    -----------

EARNINGS (LOSS) BEFORE INCOME TAXES ....................     5,289,210         51,971      (383,417)    (4,080,983)     3,017,768

INCOME TAX (BENEFIT) EXPENSE ...........................     2,103,916         18,161      (152,514)    (1,517,472)     1,056,219
                                                           -----------    -----------   -----------    -----------    -----------

INCOME BEFORE EXTRAORDINARY ITEM .......................     3,185,294         33,810      (230,903)    (2,563,511)     1,961,549

EXTRAORDINARY ITEM (NET OF TAX) ........................          --             --            --             --             --
                                                           -----------    -----------   -----------    -----------    -----------

NET INCOME (LOSS) ......................................   $ 3,185,294    $    33,810   $  (230,903)   $(2,563,511)   $ 1,961,549
                                                           ===========    ===========   ===========    ===========    ===========

                                                                     Exhibit A-2
                            WESTAR INDUSTRIES, INC.
                        CONSOLIDATING STATEMENT OF INCOME
                               December 31, 2001


                                                                        Western
                                                           Wing        Resources      The Wing                          Westar
                                                      International,   (Bermuda)       Group,      Consolidating    Industries, Inc.
                                                           Ltd.          Ltd.        Limited Co.      Entries        Consolidated
                                                      -------------- -------------  -------------  -------------    ----------------
SALES:
      Monitoring and related services .............   $        --    $        --    $        --    $        --      $ 395,788,622
      Other .......................................            --             --             --             --         22,080,014
                                                      -------------  -------------  -------------  -------------    -------------
          Total Sales .............................            --             --             --             --        417,868,636
                                                      -------------  -------------  -------------  -------------    -------------

COST OF SALES:
      Monitoring and related services .............            --             --             --             --        125,624,942
      Other .......................................            --             --             --             --         18,633,260
                                                      -------------  -------------  -------------  -------------    -------------
          Total Cost of Sales .....................            --             --             --             --        144,258,202
                                                      -------------  -------------  -------------  -------------    -------------

GROSS PROFIT ......................................            --             --             --             --        273,610,434
                                                      -------------  -------------  -------------  -------------    -------------

OPERATING EXPENSES:
      Selling, general and administrative .........         299,733        460,364          4,541      5,803,308      173,032,904
      Acquisition expense .........................            --             --             --       (6,068,968)            --
      Depreciation and amortization ...............            --           34,932           --             --        228,485,990
      Dispositions of monitored services operations            --             --             --             --         13,056,478
      Severance and other costs ...................            --             --             --             --          9,681,917
                                                      -------------  -------------  -------------  -------------    -------------
          Total Operating Expenses ................         299,733        495,296          4,541       (265,660)     424,257,289
                                                      -------------  -------------  -------------  -------------    -------------

INCOME (LOSS) FROM OPERATIONS .....................        (299,733)      (495,296)        (4,541)       265,660     (150,646,855)
                                                      -------------  -------------  -------------  -------------    -------------

OTHER INCOME (EXPENSES):
      Investment earnings .........................       3,920,980        859,023         30,889     74,411,230       65,343,024
      Impairment of investments ...................            --             --             --             --        (11,075,214)
      Minority interest ...........................            --             --             --       11,620,570       11,620,570
      Other .......................................            --             --              357       (265,661)       8,354,629
                                                      -------------  -------------  -------------  -------------    -------------
          Total Other Income (Expense) ............       3,920,980        859,023         31,246     85,766,139       74,243,009
                                                      -------------  -------------  -------------  -------------    -------------

EARNINGS BEFORE INTEREST AND TAXES ................       3,621,247        363,727         26,705     86,031,799      (76,403,846)

INTEREST EXPENSE ..................................         532,337           --             --      (11,229,314)      43,984,412
                                                      -------------  -------------  -------------  -------------    -------------

EARNINGS (LOSS) BEFORE INCOME TAXES ...............       3,088,910        363,727         26,705     97,261,113     (120,388,258)

INCOME TAX (BENEFIT) EXPENSE ......................            --             --            9,347           --        (41,283,407)
                                                      -------------  -------------  -------------  -------------    -------------

INCOME BEFORE EXTRAORDINARY ITEM ..................       3,088,910        363,727         17,358     97,261,113      (79,104,851)

EXTRAORDINARY ITEM (NET OF TAX) ...................            --             --             --             --         22,315,670
                                                      -------------  -------------  -------------  -------------    -------------

NET INCOME (LOSS) .................................   $   3,088,910  $     363,727  $      17,358  $  97,261,113    $ (56,789,181)
                                                      =============  =============  =============  =============    =============

                                                                     Exhibit A-2
                            WESTAR INDUSTRIES, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                               December 31, 2000


                                                    Westar         Protection                       Protection One   Westar Limited
                                                  Industries,       One, Inc.       Protection      International,      Partners,
                                                     Inc.         Consolidated     One UK, Inc.          Inc.             Inc.
                                                 -------------    -------------    -------------    --------------   -------------
BALANCE AT BEGINNING OF PERIOD ...............   $ 297,560,797    $(198,692,999)   $ (16,691,887)   $     182,389    $  (2,037,920)
                                                 -------------    -------------    -------------    -------------    -------------
ADD:

      Net Income (loss) ......................     (56,789,181)     (86,047,841)      (3,232,000)     (14,068,673)         231,167
      Other ..................................       2,609,855             --         19,923,887       (3,053,389)            --
                                                 -------------    -------------    -------------    -------------    -------------
          Total ..............................     (54,179,326)     (86,047,841)      16,691,887      (17,122,062)         231,167
                                                 -------------    -------------    -------------    -------------    -------------
DEDUCT:
      Preferred stock dividends ..............            --               --               --               --               --
      Common stock dividends .................         770,000             --               --               --               --
                                                 -------------    -------------    -------------    -------------    -------------
          Total ..............................         770,000             --               --               --               --
                                                 -------------    -------------    -------------    -------------    -------------

BALANCE AT END OF PERIOD .....................   $ 242,611,471    $(284,740,840)   $        --      $ (16,939,673)   $  (1,806,753)
                                                 =============    =============    =============    =============    =============

                                                                     Exhibit A-2
                            WESTAR INDUSTRIES, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                               December 31, 2000


                                                    Westar
                                                   Financial      Westar         Westar         Westar
                                                   Services,  Communications,   Leasing,       Aviation      Wing Turkey,
                                                      Inc.         Inc.           Inc.           Inc.            Inc.
                                                  ----------- ---------------  -----------    -----------    ------------
BALANCE AT BEGINNING OF PERIOD ................   $ 7,569,289   $  (100,099)   $      --      $(7,106,435)   $   520,372
                                                  -----------   -----------    -----------    -----------    -----------
ADD:

      Net Income (loss) .......................     3,185,294        33,810       (230,903)    (2,563,511)     1,961,549
      Other ...................................          --            --             --             --             --
                                                  -----------   -----------    -----------    -----------    -----------
          Total ...............................     3,185,294        33,810       (230,903)    (2,563,511)     1,961,549
                                                  -----------   -----------    -----------    -----------    -----------
DEDUCT:
      Preferred stock dividends ...............          --            --             --             --             --
      Common stock dividends ..................          --            --             --             --        4,353,401
                                                  -----------   -----------    -----------    -----------    -----------
          Total ...............................          --            --             --             --        4,353,401
                                                  -----------   -----------    -----------    -----------    -----------
BALANCE AT END OF PERIOD ......................   $10,754,583   $   (66,289)   $  (230,903)   $(9,669,946)   $(1,871,480)
                                                  ===========   ===========    ===========    ===========    ===========

                                                                     Exhibit A-2
                             WESTAR INDUSTRIES, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                December 31, 2000

                                                                   Western
                                                      Wing         Resources           The                               Westar
                                                International,     (Bermuda)       Wing Group,     Consolidating    Industries, Inc.
                                                      Ltd.            Ltd.         Limited Co.        Entries         Consolidated
                                                --------------   -------------    -------------    -------------    ----------------
BALANCE AT BEGINNING OF PERIOD ..............   $     927,947    $ (12,683,315)   $ (37,420,740)   $ 265,533,398    $ 297,560,797
                                                -------------    -------------    -------------    -------------    -------------

ADD:

      Net Income (loss) .....................       3,088,910          363,727           17,358       97,261,113      (56,789,181)
      Other .................................            --               --               --        (16,870,498)       2,609,855
                                                -------------    -------------    -------------    -------------    -------------
          Total .............................       3,088,910          363,727           17,358       80,390,615      (54,179,326)
                                                -------------    -------------    -------------    -------------    -------------

DEDUCT:
      Preferred stock dividends .............            --               --               --               --               --
      Common stock dividends ................       4,353,401             --               --         (8,706,802)         770,000
                                                -------------    -------------    -------------    -------------    -------------
          Total .............................       4,353,401             --               --         (8,706,802)         770,000
                                                -------------    -------------    -------------    -------------    -------------

BALANCE AT END OF PERIOD ....................   $    (336,544)   $ (12,319,588)   $ (37,403,382)   $ 354,630,815    $ 242,611,471
                                                =============    =============    =============    =============    =============

                                                                     Exhibit A-3
                              PROTECTION ONE, INC.
                          CONSOLIDATING BALANCE SHEET
                               December 31, 2001

                                                                                      Network
                                                                     Protection     Multi-Family                     Protection One,
                                                    Protection        One Alarm       Security     Consolidating          Inc.
                                                     One, Inc.     Monitoring, Inc. Corporation       Entries         Consolidated
                                                  --------------   ---------------- ------------   ---------------   ---------------
 ASSETS
 CURRENT ASSETS:
       Cash and cash equivalents ...............  $         --     $    3,811,673   $    161,935   $          --     $    3,973,608
       Accounts receivable, net ................            --         32,241,072      4,263,189              --         36,504,261
       Inventories and supplies, net ...........            --          4,369,559      3,772,674              --          8,142,233
       Deferred tax assets .....................            --          7,638,625      1,144,000              --          8,782,625
       Related party tax receivable ............            --          1,654,706           --                --          1,654,706
       Prepaid expenses and other ..............          47,043        6,967,565        237,588              --          7,252,196
                                                  --------------   --------------   ------------   ---------------   --------------
           Total Current Assets ................          47,043       56,683,200      9,579,386              --         66,309,629
                                                  --------------   --------------   ------------   ---------------   --------------
 PROPERTY, PLANT, AND EQUIPMENT, NET ...........           2,518       53,579,952      1,329,841              --         54,912,311
                                                  --------------   --------------   ------------   ---------------   --------------

 OTHER ASSETS:
       Customer accounts, net ..................            --        720,198,057     43,351,099              --        763,549,156
       Goodwill, net ...........................            --        618,274,306    150,034,846              --        768,309,152
       Deferred tax assets .....................            --         90,102,474     (1,144,000)       (9,346,527)      79,611,947
       Other ...................................   1,068,783,599      252,182,302    (42,476,353)   (1,262,706,178)      15,783,370
                                                  --------------   --------------   ------------   ---------------   --------------
           Total Other Assets ..................   1,068,783,599    1,680,757,139    149,765,592    (1,272,052,705)   1,627,253,625
                                                  --------------   --------------   ------------   ---------------   --------------
 TOTAL ASSETS ..................................  $1,068,833,160   $1,791,020,291   $160,674,819   $(1,272,052,705)  $1,748,475,565
                                                  ==============   ==============   ============   ===============   ==============

 LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
       Current maturities on long-term debt ....  $         --     $      688,185   $       --     $          --     $      688,185
       Accounts payable ........................            --          4,679,184      1,264,170              --          5,943,354
       Accrued liabilities .....................       3,282,552       34,540,836      2,364,862              --         40,188,250
       Purchase holdbacks ......................            --            821,985           --                --            821,985
       Deferred security revenues ..............            --         41,305,951        634,528              --         41,940,479
                                                  --------------   --------------   ------------   ---------------   --------------
           Total Current Liabilities ...........       3,282,552       82,036,141      4,263,560              --         89,582,253
                                                  --------------   --------------   ------------   ---------------   --------------

 LONG-TERM LIABILITIES

       Long-term debt, net .....................            --        584,115,368           --                --        584,115,368
       Other ...................................       2,362,156        9,374,338     11,561,681       (11,708,683)      11,589,492
                                                  --------------   --------------   ------------   ---------------   --------------
           Total Long-Term Liabilities .........       2,362,156      593,489,706     11,561,681       (11,708,683)     595,704,860
                                                  --------------   --------------   ------------   ---------------   --------------

 COMMITMENTS AND CONTINGENCIES
 SHAREHOLDERS' EQUITY:
       Common Stock, par value $.01 per share ..       1,272,458            1,522          1,000            (2,522)       1,272,458
       Paid-in capital .........................   1,381,449,976    1,344,870,081    185,081,469    (1,529,951,550)   1,381,449,976
       Retained earnings .......................    (284,740,840)    (227,015,003)   (40,232,891)      267,247,894     (284,740,840)
       Treasury stock ..........................     (32,430,986)            --             --                --        (32,430,986)
       Accumulated other comprehensive loss ....      (2,362,156)      (2,362,156)          --           2,362,156       (2,362,156)
                                                  --------------   --------------   ------------   ---------------   --------------
           Total Shareholders' Equity ..........   1,063,188,452    1,115,494,444    144,849,578    (1,260,344,022)   1,063,188,452
                                                  --------------   --------------   ------------   ---------------   --------------

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ....  $1,068,833,160   $1,791,020,291   $160,674,819   $(1,272,052,705)  $1,748,475,565
                                                  ==============   ==============   ============   ===============   ==============

                                                                     Exhibit A-3
                              PROTECTION ONE, INC.
                        CONSOLIDATING STATEMENT OF INCOME
                          Year Ended December 31, 2001


                                                                       Protection       Network
                                                                       One Alarm      Multi-Family                   Protection
                                                        Protection     Monitoring,     Security     Consolidating     One, Inc.
                                                         One Inc.         Inc.        Corporation      Entries      Consolidated
                                                       ------------   -------------   ------------  -------------   -------------
SALES:
      Monitoring and related services ...............  $       --     $ 288,816,084   $ 35,849,538   $       --     $ 324,665,622
      Other .........................................          --        15,736,726        623,090           --        16,359,816
                                                       ------------   -------------   ------------   ------------   -------------
           Total Sales ..............................          --       304,552,810     36,472,628           --       341,025,438
                                                       ------------   -------------   ------------   ------------   -------------

COST OF SALES:
      Monitoring and related services ...............          --        95,423,638      8,303,304           --       103,726,942
      Other .........................................          --        14,665,036        740,545           --        15,405,581
                                                       ------------   -------------   ------------   ------------   -------------
           Total Cost of Sales ......................          --       110,088,674      9,043,849           --       119,132,523
                                                       ------------   -------------   ------------   ------------   -------------

GROSS PROFIT ........................................          --       194,464,136     27,428,779           --       221,892,915
                                                       ------------   -------------   ------------   ------------   -------------

OPERATING EXPENSES:
      Selling, general and administrative ...........          (840)    101,039,034     11,646,736           --       112,684,930
      Acquisition expense ...........................           840       5,898,128           --             --         5,898,968
      Depreciation and amortization .................         1,283     186,844,991     15,808,352           --       202,654,626
      Severance and relocation charge ...............       107,347       9,074,570        500,000           --         9,681,917
                                                       ------------   -------------   ------------   ------------   -------------
           Total Operating Expenses .................       108,630     302,856,723     27,955,088           --       330,920,441
                                                       ------------   -------------   ------------   ------------   -------------

INCOME (LOSS) FROM OPERATIONS .......................      (108,630)   (108,392,587)      (526,309)          --      (109,027,526)
                                                       ------------   -------------   ------------   ------------   -------------

OTHER INCOME (EXPENSES):
      Other income (expense) ........................   (86,537,337)        124,865           --       86,537,337         124,865
                                                       ------------   -------------   ------------   ------------   -------------
           Total Other Income (Expense) .............   (86,537,337)        124,865           --       86,537,337         124,865
                                                       ------------   -------------   ------------   ------------   -------------

EARNINGS BEFORE INTEREST AND TAXES ..................   (86,645,967)   (108,267,722)      (526,309)    86,537,337    (108,902,661)
                                                       ------------   -------------   ------------   ------------   -------------

INTEREST EXPENSE:
      Interest expense on long-term debt ............      (865,367)     34,775,450      7,344,162             (1)     41,254,244
      Related party interest expense, net ...........          --        10,464,721           --             --        10,464,721
                                                       ------------   -------------   ------------   ------------   -------------
           Total Interest Expense ...................      (865,367)     45,240,171      7,344,162             (1)     51,718,965
                                                       ------------   -------------   ------------   ------------   -------------

EARNINGS (LOSS) BEFORE INCOME TAXES .................   (85,780,600)   (153,507,893)    (7,870,471)    86,537,338    (160,621,626)

INCOME TAX (BENEFIT) EXPENSE ........................       267,241     (43,307,268)     2,943,779           --       (40,096,248)
                                                       ------------   -------------   ------------   ------------   -------------

INCOME BEFORE EXTRAORDINARY ITEM ....................   (86,047,841)   (110,200,625)   (10,814,250)    86,537,338    (120,525,378)

EXTRAORDINARY ITEM (NET OF TAX) .....................          --        34,477,537           --             --        34,477,537
                                                       ------------   -------------   ------------   ------------   -------------

NET INCOME (LOSS) ...................................  $(86,047,841)  $ (75,723,088)  $(10,814,250)  $ 86,537,338   $ (86,047,841)
                                                       ============   =============   ============   ============   =============

                                                                     Exhibit A-3
                              PROTECTION ONE, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                December 31, 2001

                                                                 Protection        Network
                                                                 One Alarm       Multi-Family                      Protection One,
                                                 Protection      Monitoring,       Security       Consolidating         Inc.
                                                  One, Inc.          Inc.         Corporation        Entries        Consolidated
                                               -------------    -------------    -------------    -------------    ---------------
BALANCE AT BEGINNING OF PERIOD .............   $ (17,982,443)   $(151,291,915)   $ (29,418,641)   $        --      $(198,692,999)
                                               -------------    -------------    -------------    -------------    -------------

ADD:

      Net Income (loss) ....................     (86,047,841)     (75,723,088)     (10,814,250)      86,537,338      (86,047,841)
      Other ................................    (180,710,556)            --               --        180,710,556             --
                                               -------------    -------------    -------------    -------------    -------------
          Total ............................    (266,758,397)     (75,723,088)     (10,814,250)     267,247,894      (86,047,841)
                                               -------------    -------------    -------------    -------------    -------------

DEDUCT:
      Preferred stock dividends ............            --               --               --               --               --
      Common stock dividends ...............            --               --               --               --               --
                                               -------------    -------------    -------------    -------------    -------------
          Total ............................            --               --               --               --               --
                                               -------------    -------------    -------------    -------------    -------------

BALANCE AT END OF PERIOD ...................   $(284,740,840)   $(227,015,003)   $ (40,232,891)   $ 267,247,894    $(284,740,840)
                                               =============    =============    =============    =============    =============

                             WESTERN RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

      Western Resources, Inc. is a publicly traded consumer services company incorporated in 1924 in the State of Kansas. Unless the context otherwise indicates, all references in this filing to "the company," "Western Resources," "we," "us," "our" or similar words are to Western Resources, Inc., and its consolidated subsidiaries. We provide electric generation, transmission and distribution services to approximately 640,000 customers in Kansas and monitored security services to over 1.2 million customers in North America and Europe. ONEOK, Inc. (ONEOK), in which we have an approximate 45% ownership interest, provides natural gas transmission and distribution services to approximately 1.4 million customers in Oklahoma and Kansas. Our corporate headquarters are located at 818 South Kansas Avenue, Topeka, Kansas 66612.

      We and Kansas Gas and Electric Company (KGE), a wholly owned subsidiary, provide rate regulated electric service using the name Westar Energy. KGE owns 47% of Wolf Creek Nuclear Operating Corporation (WCNOC), the operating company for Wolf Creek Generating Station (Wolf Creek).

      Westar Industries, Inc. (Westar Industries), our wholly owned subsidiary, owns our interests in Protection One, Inc. (Protection One), Protection One Europe, ONEOK, Inc. and other non-utility businesses. Protection One, a publicly traded, approximately 87% -owned subsidiary, and Protection One Europe provide monitored security services. Protection One Europe refers collectively to Protection One International, Inc., a wholly owned subsidiary of Westar Industries, and its subsidiaries, including a French subsidiary in which it owns approximately a 99.8% interest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
---------------------------

      We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Our consolidated financial statements include all operating divisions and majority owned subsidiaries for which we maintain controlling interests. Common stock investments that are not majority owned are accounted for using the equity method when our investment allows us the ability to exert significant influence. Undivided interests in jointly-owned generation facilities are consolidated on a pro rata basis. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Management's Estimates
-----------------------------

      The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Regulatory Accounting
---------------------

      We currently apply accounting standards for our regulated utility operations that recognize the economic effects of rate regulation in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" and, accordingly, have recorded regulatory assets and liabilities when required by a regulatory order or based on regulatory precedent.

Cash and Cash Equivalents
-------------------------

      We consider highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash
---------------

      Restricted cash consists of cash used to collateralize letters of credit and cash held in escrow, primarily related to supporting our power trading transactions.

Inventories and Supplies
------------------------

      Inventories and supplies for our utility business are stated at average cost. Inventories for our monitored services segment, comprised of alarm systems and parts, are stated at the lower of average cost or market.

Property, Plant and Equipment
-----------------------------

      Property, plant and equipment is stated at cost. For utility plant, cost includes contracted services, direct labor and materials, indirect charges for engineering and supervision, and an allowance for funds used during construction (AFUDC). AFUDC represents the cost of borrowed funds used to finance construction projects. The AFUDC rate was 9.01% in 2001, 7.39% in 2000 and 6.00% in 1999. The cost of additions to utility plant and replacement units of property are capitalized. Interest capitalized into construction in progress was $8.7 million in 2001, $9.4 million in 2000 and $4.4 million in 1999.

      Maintenance costs and replacement of minor items of property are charged to expense as incurred. Incremental costs incurred during scheduled Wolf Creek refueling and maintenance outages are deferred and amortized monthly over the unit's operating cycle, normally about 18 months. For utility plant, when units of depreciable property are retired, the original cost and removal cost, less salvage value, are charged to accumulated depreciation.

      In accordance with regulatory decisions made by the Kansas Corporation Commission (KCC), the acquisition premium of approximately $801 million resulting from the acquisition of KGE in 1992 is being amortized over 40 years. The acquisition premium is classified as electric plant in service. Accumulated amortization for the KGE acquisition totaled $128.3 million as of December 31, 2001 and $108.2 million as of December 31, 2000.

Depreciation
------------

      Utility plant is depreciated on the straight-line method at the lesser of rates set by the KCC or rates based on the estimated remaining useful lives of the assets, which are based on an average annual composite basis using group rates that approximated 3.03% during 2001, 2.99% during 2000 and 2.92% during 1999. In its rate order of July 25, 2001, the KCC extended the recovery period for our generating assets, including Wolf Creek, for regulatory rate making purposes. The impact of this decision reduced our retail electric rates by approximately $17.6 million on an annual basis. We intend to file an application for an accounting authority order with the KCC to allow the creation of a regulatory asset for the difference between our book and regulatory depreciation. We cannot predict whether the KCC will approve our application.

      Non-utility property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the related assets. We periodically evaluate our depreciation rates considering the past and expected future experience in the operation of our facilities.

        Depreciable lives of property, plant and equipment are as follows:

    Utility:
        Fossil generating facilities....................  10 to 48 years
        Nuclear generating facilities...................        38 years
        Transmission facilities.........................  27 to 65 years
        Distribution facilities.........................  14 to 65 years
        Other...........................................   3 to 50 years
    Non-utility:
        Buildings.......................................        40 years
        Installed systems...............................        10 years
        Furniture, fixtures and equipment...............   5 to 10 years
        Leasehold improvements..........................   5 to 10 years
        Vehicles........................................         5 years
        Data processing and telecommunications..........    1 to 7 years

Nuclear Fuel
------------

      Our share of the cost of nuclear fuel in process of refinement, conversion, enrichment and fabrication is recorded as an asset in property, plant and equipment on our consolidated balance sheets at original cost and is amortized to cost of sales based upon the quantity of heat produced for the generation of electricity. The accumulated amortization of nuclear fuel in the reactor was $35.6 million at December 31, 2001 and $18.6 million at December 31, 2000. Spent fuel charged to cost of sales was $22.1 million in 2001, $19.6 million in 2000 and $20.1 million in 1999.

Customer Accounts
-----------------

      Customer accounts are stated at cost. The cost includes amounts paid to dealers and the estimated fair value of accounts acquired in business acquisitions. Internal costs incurred in support of acquiring customer accounts are expensed as incurred.

      Prior to the third quarter of 1999, Protection One and Protection One Europe amortized their customer accounts by using the straight-line method over a ten-year life, except for accounts acquired from Westinghouse for which an eight-year 120% declining balance was applied. The choice of an amortization life was based on estimates and judgments about the amounts and timing of expected future revenues from these assets and average customer account life. Selected periods were determined because, in Protection One's and Protection One Europe's opinion, they would adequately match amortization cost with anticipated revenue.

      Protection One and Protection One Europe conducted a comprehensive review of their amortization policy during the third quarter of 1999, prior to Westar Industries' acquisition of Protection One Europe. As a part of this review, Protection One and Protection One Europe hired an independent appraisal firm to perform a lifing study on customer accounts. This review was performed specifically to evaluate the historic amortization policy in light of the inherent declining revenue curve over the life of a pool of customer accounts and Protection One's historical attrition experience. After completing the review, Protection One identified three distinct pools, each of which had distinct attributes that effect differing attrition characteristics. The pools corresponded to Protection One's North America, Multifamily and Europe business segments. For the North America and Europe pools, the results of the lifing study indicated that Protection One could expect attrition to be greatest in years one through five of asset life and that a change from a straight-line to a declining balance (accelerated) method would more closely match future amortization cost with the estimated revenue stream from these assets. Protection One and Protection One Europe elected to change to that method, except for Protection One accounts acquired in the Westinghouse acquisition that were utilizing an eight-year accelerated method. No change was made in the method used for the Multifamily pool.

      Protection One's and Protection One Europe's amortization rates consider the average estimated remaining life and historical and projected attrition rates. The amortization method for each customer pool is as follows:

                      Pool                                   Method
---------------------------------------------  ---------------------------------
North America:
     Acquired Westinghouse customers.........  Eight-year 120% declining balance
     Other customers.........................  Ten-year 130% declining balance
Europe.......................................  Ten-year 125% declining balance
Multifamily..................................  Ten-year straight-line

      Adoption of the declining balance method effectively shortens the estimated expected average customer life for these customer pools, and does so in a way that does not make it possible to distinguish the effect of a change in method (straight-line to declining balance) from the change in estimated lives. In such cases, GAAP requires that the effect of such a change be recognized in operations in the period of the change, rather than as a cumulative effect of a change in accounting principle. Protection One changed to the declining balance method in the third quarter of 1999 for Europe customers and the North America customers that had been amortized on a straight-line basis. Accordingly, the effect of the change in accounting principle increased Protection One's amortization expense reported in the third quarter of 1999 by approximately $40 million. Accumulated amortization would have been approximately $34 million higher through the end of the second quarter of 1999 if the declining balance method had been used historically.

      In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," long-lived assets held and used by Protection One and Protection One Europe are evaluated for recoverability on a periodic basis or as circumstances warrant. An impairment would be recognized when the undiscounted expected future operating cash flows by customer pool derived from customer accounts is less than the carrying value of capitalized customer accounts and related goodwill. See Note 25 below for information regarding SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," which replaces SFAS No. 121 as of January 1, 2002.

      Goodwill has been recorded in business acquisitions where the principal asset acquired was the recurring revenues from the acquired customer base. For purposes of the impairment analysis, goodwill has been considered directly related to the acquired customers.

      Due to the customer attrition experienced in 2001, 2000 and 1999, the decline in market value of Protection One's publicly traded equity and debt securities and because of recurring losses, Protection One and Protection One Europe performed impairment tests on their customer account assets and goodwill in 2001, 2000 and 1999. These tests indicated that future estimated undiscounted cash flows exceeded the sum of the recorded balances for customer accounts and goodwill.

      See Note 25 below for information regarding an impairment recorded in 2002 pursuant to new accounting rules.

Goodwill
--------

      Goodwill represents the excess of the purchase price over the fair value of net assets acquired by Protection One and Protection One Europe. Protection One and Protection One Europe changed their estimated goodwill life from 40 years to 20 years as of January 1, 2000. After that date, remaining goodwill, net of accumulated amortization, is being amortized over its remaining useful life based on a 20-year life. As a result of this change in estimate, goodwill amortization expense for the year ended December 31, 2000 increased by approximately $33.0 million. The resulting reduction to net income for 2000 was $26.1 million or a decrease in earnings per share of $0.38.

      The carrying value of goodwill was included in the evaluations of recoverability of customer accounts. No reduction in the carrying value was necessary at December 31, 2001 or 2000.

      Goodwill accumulated amortization was $170.0 million at December 31, 2001 and $118.6 million at December 31, 2000. Goodwill amortization expense was $57.1 million for the year ended 2001, $61.4 million for 2000 and $31.6 million for 1999. Beginning January 1, 2002, goodwill will no longer be amortized. New accounting rules to be adopted on January 1, 2002 do not permit goodwill amortization and require an annual impairment test.

      See Note 25 below for information regarding an impairment recorded in 2002 pursuant to new accounting rules.

Regulatory Assets and Liabilities
---------------------------------

      Regulatory assets represent probable future revenue associated with certain costs that will be recovered from customers through the rate-making process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the rate-making process. We have recorded these regulatory assets and liabilities in accordance with SFAS No. 71. If we were required to terminate application of SFAS No. 71 for all of our regulated operations, we would have to record the amounts of all regulatory assets and liabilities in our consolidated statements of income at that time. Our earnings would be reduced by the total amount in the table below, net of applicable income taxes. Regulatory assets and liabilities reflected in our consolidated financial statements are as follows:

                                                            As of December 31,
                                                        ------------------------
                                                          2001            2000
                                                        --------        --------
                                                             (In Thousands)
Recoverable income taxes .......................        $221,373        $187,308
Debt issuance costs ............................          58,054          63,263
Deferred employee benefit costs ................          32,687          36,251
Deferred plant costs ...........................          29,499          29,921
Other regulatory assets ........................          16,412          10,607
                                                        --------        --------
     Total regulatory assets ...................        $358,025        $327,350
                                                        ========        ========

     Total regulatory liabilities ..............        $  6,037        $  1,978
                                                        ========        ========

      . Recoverable income taxes: Recoverable income taxes represent amounts due from customers for accelerated tax benefits which have been previously flowed through to customers and are expected to be recovered in the future as the accelerated tax benefits reverse.

      . Debt issuance costs: Debt reacquisition expenses are amortized over the remaining term of the reacquired debt or, if refinanced, the term of the new debt. Debt issuance costs are amortized over the term of the associated debt.

      . Deferred employee benefit costs: Deferred employee benefit costs represent post-retirement and post-employment expenses in excess of amounts paid that are to be recovered over a period of five years as authorized by the KCC.

      . Deferred plant costs: Costs related to the Wolf Creek nuclear generating facility.

      We expect to recover all of the above regulatory assets in rates charged to customers. A return is allowed on deferred plant costs and coal contract settlement costs (included in "Other regulatory assets" in the table above).

Cash Surrender Value of Life Insurance
--------------------------------------

      The following amounts related to corporate-owned life insurance policies
(COLI) are recorded in other long-term assets on our consolidated balance sheets at December 31:

                                                              2001        2000
                                                             ------      ------
                                                                (In Millions)
Cash surrender value of policies (a) ...................     $772.8      $705.4
Borrowings against policies ............................     (723.6)     (665.9)
                                                             ------      ------
      COLI, net ........................................     $ 49.2      $ 39.5
                                                             ======      ======

----------
(a) Cash surrender value of policies as presented represents the value of the policies as of the end of the respective policy years and not as of December 31, 2001 and 2000.

      Income is recorded for increases in cash surrender value and net death proceeds. Interest incurred on amounts borrowed is offset against policy income. Income recognized from death proceeds is highly variable from period to period. Death benefits recognized as other income approximated $2.7 million in 2001, $0.9 million in 2000 and $1.4 million in 1999.

Minority Interests
------------------

      Minority interests represent the minority shareholders' proportionate share of the shareholders' equity and net loss of Protection One and Protection One Europe.

Revenue Recognition
-------------------

      Energy Sales:

      Energy sales are recognized as services are rendered and include an estimate for energy delivered but unbilled at the end of each year, except for power marketing. Power marketing activities are accounted for under the mark-to-market method of accounting. Under this method, changes in the portfolio value are recognized as gains or losses in the period of change. The net mark-to-market change is included in energy sales in our consolidated statements of income. The resulting unrealized gains and losses are recorded as energy trading assets and liabilities on our consolidated balance sheet.

      We primarily use quoted market prices to value our power marketing and energy trading contracts. When market prices are not readily available or determinable, we use alternative approaches, such as model pricing. The market prices used to value these transactions reflect our best estimate considering various factors, including closing exchange and over-the-counter quotations, time value and volatility factors underlying the commitments. Results actually achieved from these activities could vary materially from intended results and could unfavorably affect our financial results. Financially settled trading transactions are reported on a net basis, reflecting the financial nature of these transactions. Physically settled trading transactions are recorded on a gross basis in operating revenues and fuel and purchased power expense.

      Monitored Services Revenues:

      Monitored services revenues are recognized when security services are provided. Installation revenue, sales revenues on equipment upgrades and direct costs of installations and sales are deferred for residential customers with service contracts. For commercial customers and national account customers, revenue recognition is dependent upon each specific customer contract. In instances when the company sells the equipment outright, revenues and costs are recognized in the period incurred. In cases where there is no outright sale, revenues and direct costs are deferred and amortized.

      Deferred installation revenues and system sales revenues will be recognized over the expected useful life of the customer. Deferred costs in excess of deferred revenues will be recognized over the contract life. To the extent deferred costs are less than deferred revenues, such costs are recognized over the customers' estimated useful life.

      Deferred revenues also result from customers who are billed for monitoring, extended service protection and patrol and response services in advance of the period in which such services are provided, on a monthly, quarterly or annual basis.

Income Taxes
------------

      Our consolidated financial statements use the liability method to reflect income taxes. Deferred tax assets and liabilities are recognized for temporary differences in amounts recorded for financial reporting purposes and their respective tax bases. We amortize deferred investment tax credits over the lives of the related properties.

Foreign Currency Translation
----------------------------

      The assets and liabilities of our foreign operations are translated into United States dollars at current exchange rates and revenues and expenses are translated at average exchange rates for the year.

Cumulative Effects of Accounting Changes
----------------------------------------

      Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138 (collectively, SFAS No. 133). We use derivative instruments (primarily swaps, options and futures) to manage interest rate exposure and the commodity price risk inherent in fossil fuel purchases and electricity sales. Under SFAS No. 133, all derivative instruments, including our energy trading contracts, are recorded on our consolidated balance sheet as either an asset or liability measured at fair value. Changes in a derivative's fair value must be recognized currently in earnings unless specific hedge accounting criteria are met. Cash flows from derivative instruments are presented in net cash flows from operating activities.

      Derivative instruments used to manage commodity price risk inherent in fuel purchases and electricity sales are classified as energy trading contracts on our consolidated balance sheet. Energy trading contracts representing unrealized gain positions are reported as assets; energy trading contracts representing unrealized loss positions are reported as liabilities.

      Prior to January 1, 2001, gains and losses on our derivatives used for managing commodity price risk were deferred until settlement. These derivatives were not designated as hedges under SFAS No. 133. Accordingly, on January 1, 2001, we recognized an unrealized gain of $18.7 million, net of $12.3 million of tax. This gain is presented on our consolidated statement of income as a cumulative effect of a change in accounting principle.

      After January 1, 2001, changes in fair value of all derivative instruments used for managing commodity price risk that are not designated as hedges are recognized in revenue as discussed above under "-- Revenue Recognition -- Energy Sales." Accounting for derivatives under SFAS No. 133 will increase volatility of our future earnings.

      In the fourth quarter of 2000, we adopted Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," which had a retroactive effective date of January 1, 2000. The impact of this accounting change generally required deferral of certain monitored security services sales for installation revenues and direct sales-related expenses. Deferral of these revenues and costs is generally necessary when installation revenues have been received and a monitoring contract to provide future service is obtained.

      The cumulative effect of the change in accounting principle was approximately $3.8 million, net of tax benefits of $1.1 million and is related to changes in revenue recognition at Protection One Europe. Prior to the adoption of SAB No. 101, Protection One Europe recognized installation revenues and related expenses upon completion of the installation.

Supplemental Cash Flow Information
----------------------------------

      Cash paid for interest and income taxes for each of the years ended December 31, are as follows:

                                                                      2001        2000        1999
                                                                    --------    --------    --------
                                                                             (In Thousands)
Interest on financing activities, net of amount capitalized ....    $306,865    $310,345    $298,802
Income taxes ...................................................       5,811      28,751         784

Reclassifications
-----------------

      Certain amounts in prior years have been reclassified to conform with classifications used in the current year presentation.

3. RATE MATTERS AND REGULATION

KCC Rate Proceedings
--------------------

      On November 27, 2000, we and KGE filed applications with the KCC for an increase in retail rates. On July 25, 2001, the KCC ordered an annual reduction in our combined electric rates of $22.7 million, consisting of a $41.2 million reduction in KGE's rates and an $18.5 million increase in our rates.

      On August 9, 2001, we and KGE filed petitions with the KCC requesting reconsideration of the July 25, 2001 order. The petitions specifically asked for reconsideration of changes in depreciation, reductions in rate base related to deferred income taxes associated with the KGE acquisition premium and a deferred gain on the sale and leaseback of LaCygne 2, wholesale revenue imputation and several other issues. On September 5, 2001, the KCC issued an order in response to our motions for reconsideration that increased our rate increase by an additional $7.0 million. The $41.2 million rate reduction in KGE's rates remained unchanged. On November 9, 2001, we filed an appeal of the KCC decisions with the Kansas Court of Appeals in an action captioned "Western Resources, Inc. and Kansas Gas and Electric Company vs. The State Corporation Commission of the State of Kansas." On March 8, 2002, the Court of Appeals upheld the KCC orders. We are evaluating whether to appeal this decision to the Kansas Supreme Court.

KCC Investigation and Order
---------------------------

      See Note 15 for a discussion of the order issued by the KCC on July 20, 2001 in the KCC's docket investigating the proposed separation of our electric utility businesses from our non-utility businesses and other aspects of our unregulated businesses.

FERC Proceedings
----------------

      On September 12, 2001, we filed a settlement between the Federal Energy Regulatory Commission (FERC) staff and Westar Generating, Inc. (Westar Generating), the wholly owned subsidiary that owns our interests in the State Line generating facility. The settlement establishes the rate at which we will buy power from Westar Generating. FERC has jurisdiction over the establishment of this rate because of our affiliate relationship with Westar Generating. We continue to work toward a global settlement with the KCC, the only other active party, but can make no assurance on a resolution.

      In September 1999, the City of Wichita filed a complaint with FERC against us alleging improper affiliate transactions between our KPL division and KGE. The City of Wichita asked that FERC equalize the generation costs between KPL and KGE, in addition to other matters. After hearings on the case, a FERC administrative law judge ruled in our favor confirming that no change in rates was required. On December 13, 2000, the City of Wichita filed a brief with FERC asking that the Commission overturn the judge's decision. On January 5, 2001, we filed a brief opposing the City's position. On November 23, 2001, FERC issued an order affirming the judge's decision. The City of Wichita's time to appeal FERC's order has expired.

4. ACCOUNTS RECEIVABLE

      Our accounts receivable on our consolidated balance sheets are comprised as follows:

                                                             December 31,
                                                      -------------------------
                                                         2001            2000
                                                      ---------       ---------
                                                            (In Thousands)

Gross accounts receivable ......................      $ 189,254       $ 254,743
Allowance for uncollectable accounts (a) .......        (19,121)        (45,816)
Unbilled energy receivables ....................         42,731          58,238
Accounts receivable sale program ...............       (100,000)       (115,000)
                                                      ---------       ---------
Accounts receivable, net .......................      $ 112,864       $ 152,165
                                                      =========       =========

----------
(a) The decrease in allowance for uncollectable accounts is primarily due to the write off of Protection One customer accounts in 2001.

      On July 28, 2000, we entered into an asset-backed securitization agreement under which we periodically transfer an undivided percentage ownership interest in a revolving pool of our accounts receivable arising from the sale of electricity to a multi-seller conduit administered by an independent financial institution through the use of a special purpose entity (SPE). We account for this transfer as a sale in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." The agreement was renewed on July 26, 2001, and is annually renewable upon agreement by all parties.

      Under the terms of the agreement, we may transfer accounts receivable to the bankruptcy-remote SPE and the conduit must purchase from the SPE an undivided ownership interest of up to $125 million (and upon request, subject to certain conditions, up to $175 million), in those receivables. The SPE has been structured to be legally separate from us, but it is wholly owned and consolidated. The percentage ownership interest in receivables purchased by the conduit may increase or decrease over time, depending on the characteristics of the SPE's receivables, including delinquency rates and debtor concentrations. We service the receivables transferred to the SPE and receive a servicing fee. These servicing fees are eliminated in consolidation.

      Under the terms of the agreement, the conduit pays the SPE the face amount of the undivided interest at the time of purchase. Subsequent to the initial purchase, additional interests are sold and collections applied by the SPE to the conduit resulting in an adjustment to the outstanding conduit interest.

      We record administrative expense on the undivided interest owned by the conduit, which was $5.4 million for the year ended 2001 and $3.7 million for the year ended December 31, 2000. These expenses are included in other income (expense) in our consolidated statements of income.

      The outstanding balance of SPE receivables was $43.3 million at December 31, 2001 and $85.5 million at December 31, 2000, which is net of an undivided interest of $100 million and $115.0 million in receivables sold by the SPE to the conduit. Our retained interest in the SPE's receivables is reported at fair value and is subordinate to, and provides credit enhancement for, the conduit's ownership interest in the SPE's receivables. Our retained interest is available to the conduit to pay any fees or expenses due to the conduit, and to absorb all credit losses incurred on any of the SPE's receivables. The retained interest is included in accounts receivable, net, in our consolidated balance sheets.

5. FINANCIAL INSTRUMENTS

      The carrying values and estimated fair values of our financial instruments are as follows:

                                                           Carrying Value                 Fair Value
                                                      ------------------------    ------------------------
                                                                        As of December 31,
                                                      ----------------------------------------------------
                                                         2001          2000          2001          2000
                                                      ----------    ----------    ----------    ----------
                                                                         (In Thousands)
Fixed-rate debt, net of current maturities (a) ...    $2,418,838    $2,518,415    $2,229,998    $2,218,711
Other mandatorily redeemable securities (a) ......       220,000       220,000       190,960       182,232

----------
(a) Fair value is estimated based on quoted market prices for the same or similar issues or on the current rates offered for instruments of the same remaining maturities and redemption provisions.

      The recorded amounts of accounts receivable and other current financial instruments approximate fair value. Cash and cash equivalents, short-term borrowings and variable-rate debt are carried at cost, which approximates fair value and are not included in the table above.

      The fair value estimates presented herein are based on information available at December 31, 2001 and 2000. These fair value estimates have not been comprehensively revalued for the purpose of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Derivative Instruments and Hedge Accounting
-------------------------------------------

      We use derivative financial instruments primarily to manage risk as it relates to changes in the prices of commodities including natural gas, coal and electricity and changes in interest rates. We also use certain derivative instruments for trading purposes in order to take advantage of favorable price movements and market timing activities in the wholesale power and fossil fuel markets. Derivative instruments used to manage commodity price risk inherent in fuel purchases and electricity sales are classified as energy trading contracts on our consolidated balance sheet. Energy trading contracts representing unrealized gain positions are reported as assets; energy trading contracts representing unrealized loss positions are reported as liabilities.

      Energy Trading Activities:

      We trade energy commodity contracts daily. Within the trading portfolio, we take certain positions to hedge physical sale or purchase contracts and we take certain positions to take advantage of market trends and conditions. We record most energy contracts, both physical and financial, at fair value. Changes in value are reflected in our consolidated statement of income. We use all forms of financial instruments, including futures, forwards, swaps and options. Each type of financial instrument involves different risks. We believe financial instruments help us manage our contractual commitments, reduce our exposure to changes in cash market prices and take advantage of selected market opportunities. We refer to these transactions as energy trading activities.

      Although we generally attempt to balance our physical and financial contracts in terms of quantities and contract performance, net open positions typically exist. We will at times create a net open position or allow a net open position to continue when we believe that future price movements will increase the portfolio's value. To the extent we have an open position, we are exposed to fluctuating market prices that may adversely impact our financial position or results from operations.

      The prices we use to value price risk management activities reflect our best estimate of fair values considering various factors, including closing exchange and over-the-counter quotations, time value of money and price volatility factors underlying the commitments. We adjust prices to reflect the potential impact of liquidating our position in an orderly manner over a reasonable period of time under present market conditions. We consider a number of risks and costs associated with the future contractual commitments included in our energy portfolio, including credit risks associated with the financial condition of counterparties and the time value of money. We continuously monitor the portfolio and value it daily based on present market conditions.

      Future changes in our creditworthiness and the creditworthiness of our counterparties may change the value of our portfolio. We adjust the value of contracts and set dollar limits with counterparties based on our assessment of their credit quality.

      Non-Trading Activities - Derivative Instruments and Hedging Activities:

      We use derivative financial instruments to reduce our exposure to adverse fluctuations in commodity prices, interest rates, and other market risks. When we enter into a financial instrument, we formally designate and document the instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. Because of the high degree of correlation between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the value or cash flows of the underlying exposures being hedged.

      We record derivatives used for hedging commodity price risk in our consolidated balance sheets at fair value as energy trading contracts. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is reported as a component of accumulated other comprehensive income (loss). This amount is reclassified into earnings in the period during which the hedged transaction affects earnings. Effectiveness is the degree to which gains and losses on the hedging instruments offset the gains and losses on the hedged item. The ineffective portion of the hedging relationship is recognized currently in earnings.

      The fair values of derivatives used to hedge or modify our risks fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values or cash flows of the underlying hedged transactions and the overall reduction in our risk relating to adverse fluctuations in interest rates, commodity prices and other market factors. In addition, the net income effect resulting from our derivative instruments is recorded in the same line item within our consolidated statements of income as the underlying exposure being hedged. We also formally assess, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposures. Any ineffective portion of a financial instrument's change in fair value is immediately recognized in net income.

      The notional volumes and terms of commodity contracts used for trading and non-trading purposes are as follows at December 31, 2001 and 2000:

                                                  December 31, 2001
                                       -----------------------------------------
                                       Fixed Price   Fixed Price      Maximum
                                          Payor        Receiver    Term in Years
                                       -----------   -----------   -------------
Electricity (MWh's) ...............      3,942,352     2,976,504         4
Natural gas and oil (MMBtus) ......    124,632,157    81,702,324         3
Coal (MMBtus) ......................    245,667,419   237,819,001         3

                                                  December 31, 2000
                                       -----------------------------------------
                                       Fixed Price   Fixed Price      Maximum
                                          Payor        Receiver    Term in Years
                                       -----------   -----------   -------------
Electricity (MWh's) ...............      4,229,100     4,100,448         4
Natural gas and oil (MMBtus) ......    113,030,679    80,754,417         3
Coal (MMBtus) .....................             --            --        --

      The following table presents the fair values of energy transactions by commodity at December 31, 2001 and 2000:

                         Energy Trading Contract         Energy Trading Contract
                                  Assets                       Liabilities
                         -----------------------         -----------------------
                           2001           2000             2001           2000
                         --------       --------         --------       --------
                                             (In Thousands)
Electricity              $ 26,087       $108,726         $ 17,721       $104,337
Natural gas and oil        37,884         92,521           42,068         88,432
Coal                       22,697             --           24,570             --
                         --------       --------         --------       --------
   Total                 $ 86,668       $201,247         $ 84,359       $192,769
                         ========       ========         ========       ========

      During the third quarter of 2001, we entered into hedging relationships to manage commodity price risk associated with future natural gas purchases in order to protect us and our customers from adverse price fluctuations in the natural gas market. We are using futures and swap contracts with a total notional volume of 39,000,000 MMBtu and terms extending through July 2004 to hedge price risk for a portion of our anticipated natural gas fuel requirements for our generation facilities. Based on our best estimate of generating needs, we believe we have hedged 75% of our system requirements through this hedge. We have designated these hedging relationships as cash flow hedges in accordance with SFAS No. 133.

      Effective October 4, 2001, we entered into a $500 million interest rate swap agreement with a term of two years. The effect of the swap agreement is to fix the annual interest rate on the term loan at 6.18%. At December 31, 2001, the variable rate associated with this debt was 4.68%. This reduces our interest rate exposure due to variable rates. The swap is being accounted for as a cash flow hedge.

      The following table summarizes the effects our natural gas hedge and our interest rate swap had on our financial position and results of operations for 2001:

                                                                                                Total
                                                               Natural gas    Interest Rate   Cash Flow
                                                                 Hedge (a)        Swap          Hedges
                                                               -----------    -------------   ----------
                                                                          (Dollars in Thousands)
Fair value of derivative instruments:
     Current ...............................................    $   (9,988)    $       --     $   (9,988)
     Long-term .............................................        (8,844)        (2,656)       (11,500)
                                                                ----------     ----------     ----------
         Total .............................................    $  (18,832)    $   (2,656)    $  (21,488)
                                                                ==========     ==========     ==========

Amounts in accumulated other comprehensive income ..........    $  (29,079)    $   (2,656)    $  (31,735)
Hedge ineffectiveness ......................................         2,551             --          2,551
Estimated income tax benefit ...............................        10,552          1,057         11,609
                                                                ----------     ----------     ----------
         Net Comprehensive Loss ............................    $  (15,976)    $   (1,599)    $  (17,575)
                                                                ==========     ==========     ==========

Anticipated reclassifications to earnings during 2002 (b) ..    $    9,988    $       --     $     9,988

Duration of hedge designation as of December 31, 2001 ......     31 months      22 months             --

----------
(a) Natural gas hedge liabilities are classified in the balance sheet as energy trading contracts. Gas prices have dropped since we entered into these hedging relationships. Due to the volatility of gas commodity prices, it is probable that gas prices will increase and decrease over the 31 months that these relationships are in place.
(b) The actual amounts that will be reclassified to earnings could vary materially from this estimated amount due to changes in market conditions.

6. PROPERTY, PLANT AND EQUIPMENT

      The following is a summary of property, plant and equipment at December
31:

                                                          2001           2000
                                                       ----------     ----------
                                                             (In Thousands)

Electric plant in service ........................     $6,289,316     $5,987,920
Less - Accumulated depreciation ..................      2,404,478      2,274,940
                                                       ----------     ----------
                                                        3,884,838      3,712,980
Construction work in progress ....................         63,927        189,853
Nuclear fuel, net ................................         33,883         30,791
                                                       ----------     ----------
   Net utility plant .............................      3,982,648      3,933,624
Non-utility plant in service .....................        115,682        113,040
Less accumulated depreciation ....................         55,478         53,226
                                                       ----------     ----------
   Net property, plant and equipment .............     $4,042,852     $3,993,438
                                                       ==========     ==========

      Our depreciation expense on property, plant and equipment was $203.5 million in 2001, $201.7 million in 2000 and $186.1 million in 1999.

7. JOINT OWNERSHIP OF UTILITY PLANTS

                                                                Our Ownership at December 31, 2001
                                        --------------------------------------------------------------------------------
                                         In-Service                        Accumulated          Net            Ownership
                                            Dates         Investment       Depreciation          MW             Percent
                                        -------------     ----------       ------------         -----          ---------
                                                                      (Dollars in Thousands)
LaCygne 1....................    (a)    June     1973     $  188,277         $120,300           344.0             50
Jeffrey 1....................    (b)    July     1978        306,136          148,000           625.0             84
Jeffrey 2....................    (b)    May      1980        312,803          134,322           612.0             84
Jeffrey 3....................    (b)    May      1983        411,582          179,867           623.0             84
Jeffrey wind 1...............    (b)    May      1999            874               98             0.6             84
Jeffrey wind 2...............    (b)    May      1999            873               97             0.6             84
Wolf Creek...................    (c)    Sept.    1985      1,387,391          528,268           550.0             47
State Line...................    (d)    June     2001        105,391            2,108           200.0             40

----------
(a)   Jointly owned with Kansas City Power and Light Company (KCPL)
(b)   Jointly owned with Aquila, Inc.
(c)   Jointly owned with KCPL and Kansas Electric Power Cooperative, Inc.
(d)   Jointly owned with Empire District Electric Company (EDE)

      Amounts and capacity presented above represent our share. Our share of operating expenses of the plants in service above, as well as such expenses for a 50% undivided interest in LaCygne 2 (representing 337 megawatt (MW) capacity) sold and leased back to KGE in 1987, are included in operating expenses on our consolidated statements of income. Our share of other transactions associated with the plants is included in the appropriate classification in our consolidated financial statements.

8. INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

      Our investments that are accounted for by the equity method are as follows:

                                              Ownership at                                             Equity Earnings,
                                              December 31,        Investment at December 31,        Year Ended December 31,
                                              ------------        --------------------------        -----------------------
                                                  2001              2001              2000           2001             2000
                                              ------------        --------          --------        ------           ------
                                                                              (Dollars in Thousands)
ONEOK (a) ................................         45%            $598,929          $591,173        $4,721           $8,213
International companies and joint
    ventures(b) ..........................      9% to 50%            1,976            13,514         2,334            3,394

----------
(a) We also received approximately $40 million of preferred and common dividends in both 2001 and 2000. ONEOK equity earnings for 2001 decreased due to charges recorded for Enron Corp. exposure and for certain regulatory issues ONEOK has in Oklahoma.
(b)   Investment is aggregated. Individual investments are not material.

      During 2001, we disposed of our portfolio of affordable housing tax credit limited partnerships. We recorded earnings on these partnerships, including equity in earnings and loss on disposal, of $4.4 million.

      The following is summarized unaudited ONEOK financial information related to our investment in ONEOK:

                                                                     As of December 31,
                                                              -------------------------------
                                                                 2001                 2000
                                                              ----------           ----------
                                                                       (In Thousands)
Balance Sheet:
     Current assets ...................................       $1,561,969           $3,324,959
     Non-current assets ...............................        4,317,190            4,035,386
     Current liabilities ..............................        1,818,417            3,526,561
     Long-term debt, net ..............................        1,498,012            1,336,082
     Other deferred credits and other liabilities .....        1,297,440            1,272,745
     Equity ...........................................        1,265,290            1,224,957

                                                              For the Year Ended December 31,
                                                              -------------------------------
                                                                 2001                 2000
                                                              ----------           ----------
                                                                       (In Thousands)
Income Statement:
     Revenues .........................................       $6,803,146           $6,642,858
     Gross profit .....................................          908,785              797,132
     Income before cumulative effect of a change in
        accounting principle ..........................          103,716              143,492
     Net income .......................................          101,565              145,607

      At December 31, 2001, our ownership interest in ONEOK was comprised of approximately 4.7 million common shares and approximately 19.9 million convertible preferred shares, each share of which is convertible into two shares of ONEOK common stock. If all the preferred shares were converted, we would then own approximately 45% of ONEOK's common shares outstanding.

      ONEOK earnings for 2001 include a pretax charge of $34.6 million for unrecovered gas costs from the winter of 2000/2001 and a $37.4 million pretax charge related to the Enron Corp. bankruptcy. The charge for the outstanding gas costs is a result of the Oklahoma Corporation Commission order denying ONEOK the right to collect a portion of gas costs incurred during the winter of 2000/2001. Gas prices increased significantly in this period due to high demand and a perceived supply shortage. The charges related to Enron Corp.'s bankruptcy are due to Enron Corp.'s non-payment of both financial and physical natural gas positions for November and December of 2001. These charges also include the value of forward natural gas positions on ONEOK's termination of natural gas contracts in early January 2002. These contracts were related to physical commodity sales and storage management activities.

9. MONITORED SERVICES' CUSTOMER ACCOUNTS

      The following is a rollforward of the investment in customer accounts (at cost) of the monitored services segment for the following years:

                                                           December 31,
                                                 ------------------------------
                                                     2001               2000
                                                 -----------        -----------
                                                          (In Thousands)

Beginning customer accounts, net .........       $ 1,005,505        $ 1,122,585
Acquisition of customer accounts .........            17,482             54,993
Amortization of customer accounts ........          (153,019)          (163,297)
Sale of accounts .........................           (42,246)                --
Purchase holdbacks and other .............             2,986             (8,776)
                                                 -----------        -----------
     Ending customer accounts, net .......       $   830,708        $ 1,005,505
                                                 ===========        ===========

      Accumulated amortization of the investment in customer accounts at December 31, 2001 was $630.5 million and $493.4 million at December 31, 2000. Customer account amortization expense was $153.0 million for 2001, $163.3 million for 2000, and $186.0 million for 1999.

     During 2001, the monitored services segment's attrition, along with its change in focus from growth to strengthening operations, dispositions of certain accounts and Protection One's conversion to MAS(R), resulted in a net loss of 267,347 customers or a 17.8% decrease in its customer base from January 1, 2001. This was the primary cause of Protection One's $59.9 million decline in monitoring and related service revenues in its North America segment from January 1, 2001. Protection One expects this trend will continue until the efforts it is making to acquire new accounts and reduce its rate of attrition become more successful than they have been to date. Until Protection One is able to reverse this trend, net losses of customer accounts will materially and adversely affect our business, financial position and results of operations.

10. SHORT-TERM DEBT

      We have an arrangement with certain banks to provide a revolving credit facility on a committed basis totaling $500 million. The facility is secured by our and KGE's first mortgage bonds and matures on March 17, 2003. We also have arrangements with certain banks to provide unsecured short-term lines of credit on a committed basis totaling approximately $7.0 million. As of December 31, 2001, borrowings on these facilities were $222.3 million.

      The agreements provide us with the ability to borrow at different market-based interest rates. We pay commitment or facility fees in support of these lines of credit. Under the terms of the agreements, we are required, among other restrictions, to maintain a total debt to total capitalization ratio of not greater than 65% at all times. We are in compliance with this covenant. At December 31, 2001, the capitalization ratio was 61.4%. Under the terms of the facility, the impairment charge to be recorded in the first quarter of 2002 will not affect compliance with this covenant in future periods.

      Information regarding our short-term borrowings is as follows:

                                                                                  As of December 31,
                                                                                ----------------------
                                                                                  2001          2000
                                                                                --------      --------
                                                                                (Dollars in Thousands)
Borrowings outstanding at year end:
     Credit agreement .....................................................     $222,300      $ 35,000

Weighted average interest rate on debt outstanding at year end ............         3.44%         8.11%

Weighted average short-term debt outstanding during the year ..............     $123,131      $402,845

Weighted daily average interest rates during the year, including fees .....         6.58%         7.92%

      Our interest expense on short-term debt and other was $40.6 million in 2001, $63.1 million in 2000 and $57.7 million in 1999.

11. LONG-TERM DEBT

      Long-term debt outstanding is as follows at December 31:

                                                                                       2001          2000
                                                                                    ----------    ----------
                                                                                         (In Thousands)
Western Resources
-----------------
   First mortgage bond series:
        7 1/4% due 2002 ........................................................    $  100,000    $  100,000
        8 1/2% due 2022 ........................................................       125,000       125,000
        7.65% due 2023 .........................................................       100,000       100,000
                                                                                    ----------    ----------
                                                                                       325,000       325,000
                                                                                    ----------    ----------
   Pollution control bond series:
        Variable due 2032, 1.43% at December 31, 2001 ..........................        45,000        45,000
        Variable due 2032, 1.70% at December 31, 2001 ..........................        30,500        30,500
        6% due 2033 ............................................................        58,340        58,410
                                                                                    ----------    ----------
                                                                                       133,840       133,910
                                                                                    ----------    ----------

   6 7/8% unsecured senior notes due 2004 ......................................       355,560       370,000
   7 1/8% unsecured senior notes due 2009 ......................................       150,000       150,000
   6.80% unsecured senior notes due 2018 .......................................        28,104        28,977
   6.25% unsecured senior notes due 2018, putable/callable 2003 ................       384,300       400,000
   Senior secured term loan due 2003, variable rate of 7.9% at December 31,
       2001 ....................................................................       591,000       600,000
   Other long-term agreements ..................................................         5,830        16,889
                                                                                    ----------    ----------
                                                                                     1,514,794     1,565,866
                                                                                    ----------    ----------

KGE
---
   First mortgage bond series:
        7.60% due 2003 .........................................................       135,000       135,000
        6 1/2% due 2005 ........................................................        65,000        65,000
        6.20% due 2006 .........................................................       100,000       100,000
                                                                                    ----------    ----------
                                                                                       300,000       300,000
                                                                                    ----------    ----------
   Pollution control bond series:
        5.10% due 2023 .........................................................        13,493        13,623
        Variable due 2027, 1.35% at December 31, 2001 ..........................        21,940        21,940
        7.0% due 2031 ..........................................................       327,500       327,500
        Variable due 2032, 1.5% at December 31, 2001 ...........................        14,500        14,500
        Variable due 2032, 1.53% at December 31, 2001 ..........................        10,000        10,000
                                                                                    ----------    ----------
                                                                                       387,433       387,563
                                                                                    ----------    ----------

Protection One
--------------
   Convertible senior subordinated notes due 2003, fixed rate 6.75% ............        23,770        23,785
   Senior subordinated discount notes due 2005, effective rate 11.8% ...........        33,520        42,887
   Senior unsecured notes due 2005, fixed rate 7.375% ..........................       203,650       204,650
   Senior subordinated notes due 2009, fixed rate 8.125% .......................       174,840       255,740
   Other .......................................................................           898           267
                                                                                    ----------    ----------
                                                                                       436,678       527,329
                                                                                    ----------    ----------

Protection One Europe
---------------------
   CET recourse financing agreements, average effective rate 13.17%(a) ..........       34,931        33,512
                                                                                    ----------    ----------

Unamortized debt premium (b) ...................................................        12,837        13,541

Less:
   Unamortized debt discount (b) ...............................................         6,555         7,047
   Long-term debt due within one year ..........................................       160,576        41,825
                                                                                    ----------    ----------

        Long-term debt, net ....................................................    $2,978,382    $3,237,849
                                                                                    ==========    ==========

----------
(a)   Agreements mature on various dates not exceeding four years.
(b) Debt premiums, discounts and expenses are being amortized over the remaining lives of each issue.

      The amount of our first mortgage bonds authorized by our Mortgage and Deed of Trust, dated July 1, 1939, as supplemented, is unlimited. The amount of KGE's first mortgage bonds authorized by the KGE Mortgage and

Deed of Trust, dated April 1, 1940, as supplemented, is limited to a maximum of $2 billion, unless amended. First mortgage bonds are secured by utility assets. Amounts of additional bonds that may be issued are subject to property, earnings and certain restrictive provisions of each mortgage.

      Our unsecured debt represents general obligations that are not secured by any of our properties or assets. Any unsecured debt will be subordinated to all of our secured debt, including the first mortgage bonds. The notes are structurally subordinated to all secured and unsecured debt of our subsidiaries.

      We have material amounts of debt maturing over the next one to two years (see also Note 10 above). This debt will need to be refinanced. We are evaluating strategies for refinancing this debt.

      On June 28, 2000, we entered into a $600 million, multi-year term loan that replaced two revolving credit facilities that matured on June 30, 2000. We had $591 million outstanding on the term loan at December 31, 2001. The term loan is secured by our and KGE's first mortgage bonds and has a maturity date of March 17, 2003. The term loan agreement contains requirements for maintaining certain consolidated leverage ratios, interest coverage ratios and consolidated debt to capital ratios. At December 31, 2001, we were in compliance with all of these requirements. In January 2002, we repaid $44 million of the term loan with the proceeds of our sale of investments in low income housing tax credit partnerships. The outstanding balance of the term loan after this prepayment was $547 million. In March 2002, we entered into an amendment to the term loan that adds to the calculation of consolidated earnings before interest, taxes, depreciation and amortization, the severance costs incurred in the fourth quarter of 2001 and the first quarter of 2002 related to our work force reductions, and maintains the current maximum consolidated leverage ratio of
5.75 to 1.0 through the maturity date of the term loan in March 2003. We expect to be in compliance with all covenants through the remaining term of this agreement.

      Maturities of the term loan through March 17, 2003, are as follows:

                                         Principal Amount
                                         ----------------
           Year                           (In Thousands)
           ----
           2002 .......................      $  6,000
           2003 .......................       541,000
                                             --------
                                             $547,000
                                             ========

      Interest on the term loan is payable on the expiration date of each borrowing under the facility or quarterly if the term of the borrowing is greater than three months. The weighted average interest rate, including amortization of fees, on the term loan for the year ending December 31, 2001, was 7.9%.

      Maturities of long-term debt as of December 31, 2001 are as follows:

                                         Principal Amount
                                         ----------------
         As of December 31,                (In Thousands)
         ------------------
            2002 (a)....................   $  160,576
            2003........................      715,414
            2004........................      364,128
            2005........................      306,414
            2006........................      100,457
            Thereafter..................    1,491,969
                                           ----------
                                           $3,138,958
                                           ==========

----------
(a) Amount due includes $38.5 million related to the sale of investments required to be repaid under the mandatory prepayment provisions of our credit agreement.

      Our interest expense on long-term debt was $227.6 million in 2001, $226.4 million in 2000 and $236.4 million in 1999.

      In 1998, Protection One issued $350 million of unsecured Senior Subordinated Notes due 2009. As a result of the completion of a registered offer to exchange a new series of 8.125% Series B Senior Subordinated Notes for a like amount of Protection One's outstanding 8.125% Senior Subordinated Notes, effective June 1, 2001 the annual interest rate on all of such outstanding notes decreased from 8.625% to 8.125%. Because the exchange offer was not completed within six months of the issuance date, Protection One had been paying an additional 0.5% interest penalty since June 1999. At the time of the exchange, the resulting annual interest savings were $1.2 million. The notes are redeemable at Protection One's option, in whole or in part, at a predefined price. Interest on these notes is payable semi-annually on January 15 and July 15.

      In 1998, Protection One issued $250 million of Senior Unsecured Notes. Interest is payable semi-annually on February 15 and August 15. The notes are redeemable at Protection One's option, in whole or in part, at a predefined price.

      In 1995, Protection One issued $166 million of Unsecured Senior Subordinated Discount Notes with a fixed interest rate of 13.625%. Interest payments began in 1999 and are payable semi-annually on June 30 and December 31. In connection with the acquisition of Protection One in 1997, these notes were restated to fair value. As of June 30, 2000, the notes became redeemable at Protection One's option, at a specified redemption price.

      In 1996, Protection One issued $103.5 million of Convertible Senior Subordinated Notes. Interest is payable semi-annually on March 15 and September
15. The notes are convertible at any time at a conversion price of $11.19 per share. As of September 19, 1999, the notes became redeemable, at Protection One's option, at a specified redemption price.

      During the last three years, Protection One and our bonds were repurchased in the open market and extraordinary gains were recognized on the retirement of these bonds of $23.2 million in 2001, $49.2 million in 2000 and $13.4 million in 1999, net of tax. From January 1, 2002 through February 2002, a gain of $3.6 million, net of tax, was recognized on the repurchase of Protection One and our bonds.

      Protection One Europe has recognized as a financing transaction cash received through the sale of security equipment and future cash flows to be received under security equipment operating lease agreements with customers to a third-party financing company.

      Protection One's debt instruments contain financial and operating covenants which may restrict its ability to incur additional debt, pay dividends, make loans or advances and sell assets. At December 31, 2001, Protection One was in compliance with its debt covenants.

      The indentures governing all of Protection One's debt securities require that Protection One offer to repurchase the securities in certain circumstances following a change of control.

12. EMPLOYEE BENEFIT PLANS

Pension
-------

      We maintain qualified noncontributory defined benefit pension plans covering substantially all utility employees. Pension benefits are based on years of service and the employee's compensation during the five highest paid consecutive years out of ten before retirement. Our policy is to fund pension costs accrued, subject to limitations set by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. We also maintain a non-qualified Executive Salary Continuation Program for the benefit of certain management employees, including executive officers.

Post-retirement Benefits
------------------------

      We accrue the cost of post-retirement benefits, primarily medical benefit costs, during the years an employee provides service.

      The following tables summarize the status of our pension and other postretirement benefit plans:

                                                                       Pension Benefits       Post-retirement Benefits
                                                                   -----------------------    ------------------------
December 31,                                                          2001          2000         2001          2000
----------------------------------------------------------------------------------------------------------------------
                                                                                     (In Thousands)
Change in Benefit Obligation:
   Benefit obligation, beginning of year .......................   $ 383,403     $ 350,749    $ 102,530     $  79,287
   Service cost ................................................       9,042         7,964        1,477         1,344
   Interest cost ...............................................      28,783        26,901        7,344         7,158
   Plan participants' contributions ............................        --            --          1,189         1,130
   Benefits paid ...............................................     (23,982)      (20,337)      (7,741)       (6,476)
   Assumption changes ..........................................          39        19,350          587         5,038
   Actuarial losses (gains) ....................................      21,662        (2,491)       2,697        15,049
   Curtailments, settlements and special term benefits .........       4,867         1,267          547          --
                                                                   ---------     ---------    ---------     ---------
   Benefit obligation, end of year .............................   $ 423,814     $ 383,403    $ 108,630     $ 102,530
                                                                   =========     =========    =========     =========

Change in Plan Assets:
   Fair value of plan assets, beginning of year ................   $ 490,173     $ 506,995    $     394     $     261
   Actual return on plan assets ................................      (2,144)        1,448           19            17
   Employer contribution .......................................       3,015         2,067        6,716         5,462
   Plan participants' contributions ............................        --            --          1,189         1,130
   Benefits paid ...............................................     (23,982)      (20,337)      (7,741)       (6,476)
                                                                   ---------     ---------    ---------     ---------
   Fair value of plan assets, end of year ......................   $ 467,062     $ 490,173    $     577     $     394
                                                                   =========     =========    =========     =========

   Funded status ...............................................   $  43,248     $ 106,770    $(108,053)    $(102,136)
   Unrecognized net (gain)/loss ................................     (65,477)     (141,443)      14,447        11,904
   Unrecognized transition obligation, net .....................         141           174       44,195        48,183
   Unrecognized prior service cost .............................      24,071        29,538       (2,797)       (3,264)
                                                                   ---------     ---------    ---------     ---------
   Prepaid (accrued) postretirement benefit costs ..............   $   1,983     $  (4,961)   $ (52,208)    $ (45,313)
                                                                   =========     =========    =========     =========

   Amounts recognized in the statement of financial
      position consist of:
   Prepaid benefit cost ........................................   $  19,687     $   9,712    $     N/A     $     N/A
   Accrued benefit liability ...................................     (17,704)      (14,673)     (52,208)      (45,313)
   Additional minimum liability ................................      (7,370)           --          N/A           N/A
   Intangible asset ............................................         658            --          N/A           N/A
   Accumulated other comprehensive income ......................       6,712            --          N/A           N/A
                                                                   ---------     ---------    ---------     ---------
   Net amount recognized .......................................   $   1,983     $  (4,961)   $ (52,208)    $ (45,313)
                                                                   =========     =========    =========     =========

Actuarial Assumptions:
   Discount rate ...............................................       7.25%     7.25-7.75%       7.25%     7.25-7.75%
   Expected rate of return .....................................   9.0-9.25%     9.00-9.25%   9.0-9.25%     9.00-9.25%
   Compensation increase rate ..................................    4.0-5.0%     4.25-5.00%    4.0-5.0%     4.50-5.00%

Components of net periodic (benefit) cost:
   Service cost ................................................   $   9,042     $   7,972    $   1,477     $   1,344
   Interest cost ...............................................      28,783        26,977        7,344         7,157
   Expected return on plan assets ..............................     (43,001)      (39,143)         (36)          (24)
   Amortization of unrecognized transition obligation, net .....          34            35        3,987         3,988
   Amortization of unrecognized prior service costs ............       3,317         3,316         (466)         (466)
   Amortization of (gain)/loss, net ............................      (8,327)       (9,427)         794           457
   Other .......................................................          --             9           --          --
   Curtailments, settlements and special term benefits .........       6,133            --           --          --
                                                                   ---------     ---------    ---------     ---------
   Net periodic (benefit) cost .................................   $  (4,019)    $ (10,261)   $  13,100     $  12,456
                                                                   =========     =========    =========     =========

      For measurement purposes, an annual health care cost growth rate of 5.25%-6.0% was assumed for 2001. The health care cost trend rate has a significant effect on the projected benefit obligation. Increasing the trend rate by 1% each year would increase the present value of the accumulated projected benefit obligation by $2.5 million and the aggregate of the service and interest cost components by $0.2 million. A 1% decrease in the trend rate would decrease the present value of the accumulated projected benefit obligation by $2.4 million and the aggregate of the service and interest cost components by $0.2 million.

Savings Plans
-------------

      We maintain savings plans in which substantially all employees participate, with the exception of Protection One and Protection One Europe employees. We match employees' contributions with Western Resources' stock up to specified maximum limits. Our contributions to the plans are deposited with a trustee and are invested in one or more funds, including the company stock fund. Our contributions were $4.4 million for 2001, $3.9 million for 2000 and $3.7 million for 1999.

      In 1999, we established a qualified employee stock purchase plan, the terms of which allow full-time non-union employees to participate in the purchase of designated shares of our common stock at no more than a 15% discounted price. Our employees purchased 67,519 shares in 2001, pursuant to this plan, at an average price per share of $14.55625. In 2000, employees purchased 249,050 shares at an average price per share of $13.9984. A total of 1,250,000 shares of common stock have been reserved for issuance under this program.

      Protection One also maintains a savings plan. Contributions, made at Protection One's election, are allocated among participants based upon the respective contributions made by the participants through salary reductions during the year. Protection One's matching contributions may be made in Protection One common stock, in cash or in a combination of both stock and cash. Protection One's matching cash contribution to the plan was approximately $1.1 million for 2001, $0.7 million for 2000 and $0.9 million for 1999.

      Protection One maintains a qualified employee stock purchase plan that allows eligible employees to acquire shares of Protection One common stock at periodic intervals through their accumulated payroll deductions. A total of 1,650,000 shares of common stock have been reserved for issuance in this program and a total of 912,186 shares have been issued including the issuance of 489,791 shares in January 2002.

Stock Based Compensation Plans
------------------------------

      We have a long-term incentive and share award plan (LTISA Plan), which is a stock-based compensation plan in which utility employees are eligible for awards. The LTISA Plan was implemented as a means to attract, retain and motivate employees and board members (Plan Participants). Under the LTISA Plan, we may grant awards in the form of stock options, dividend equivalents, share appreciation rights, restricted shares, restricted share units (RSUs), performance shares and performance share units to Plan Participants. Up to five million shares of common stock may be granted under the LTISA Plan.

      During 2001, 579,915 RSUs were granted to a broad-based group of over 1,000 non-union employees. Each RSU represents a right to receive one share of our common stock at the end of the restricted period assuming performance criteria are met. During 2000, 710,352 RSUs were granted. Also in 2000, non-union employees were offered the opportunity to exchange their stock options for RSUs of approximately equal economic value. As a result, 2,246,865 stock options were canceled in 2000 in exchange for 614,741 RSUs. We granted a total of 152,000 restricted shares in 1999. The grant of restricted stock is shown as a separate component of shareholders' equity. Unearned compensation is being amortized to expense over the vesting period. This compensation expense is shown as a separate component of shareholders' equity.

      Another component of the LTISA Plan is the Executive Stock for Compensation program where in the past eligible employees were entitled to receive RSUs in lieu of cash compensation at the end of a deferral period. The Executive Stock for Compensation program was modified in 2001 to pay a portion of current compensation in the form of stock. In 2001, eligible employees were issued 31,881 shares of common stock representing $0.7 million of compensation. In 2000, 95,000 RSUs were awarded in lieu of $1.3 million in cash compensation. In 1999, 35,000

RSUs were awarded in lieu of $0.7 million of cash compensation. Dividend equivalents accrue on the awarded RSUs. Dividend equivalents are the right to receive cash equal to the value of dividends paid on our common stock.

      Stock options and RSUs under the LTISA plan are as follows:

                                                                      As of December 31,
                                                  2001                       2000                       1999
                                        ------------------------   ------------------------   ------------------------
                                                       Weighted-                  Weighted-                  Weighted-
                                                        Average                    Average                    Average
                                          Shares       Exercise      Shares       Exercise      Shares       Exercise
                                       (Thousands)       Price    (Thousands)       Price    (Thousands)       Price
                                        ----------    ----------   ----------    ----------   ----------    ----------
Outstanding, beginning of year ......      2,105.6    $   22.583      2,418.6    $   34.139      1,590.7    $   36.106
Granted .............................        649.4         24.75      1,953.1        15.513        981.6        30.613
Exercised ...........................       (278.2)        19.05         (0.5)       15.625           --            --
Forfeited ...........................        (21.7)        17.86     (2,265.6)       28.827       (153.7)       31.985
                                        ----------                 ----------                 ----------
Outstanding, end of year ............      2,455.1    $    24.56      2,105.6    $   22.583      2,418.6    $   34.139
                                        ==========                 ==========                 ==========
Weighted-average fair value of awards
   granted during the year ..........                 $    24.08                 $    11.28                 $     8.22

      Stock options and RSUs issued and outstanding at December 31, 2001 are as follows:

                                                              Number         Weighted-       Weighted-
                                           Range of           Issued          Average         Average
                                           Exercise            and          Contractual      Exercise
                                             Price         Outstanding     Life in Years       Price
                                       ---------------     -----------     -------------     ---------
Options - Exercisable:
   2000............................    $    15.3125              3,494           9         $ 15.31
   1999............................      27.8125-32.125         28,546           8           29.44
   1998............................      38.625-43.125         218,380           7           40.97
   1997............................         30.750             185,630           6           30.75
   1996............................         29.250              90,290           5           29.25
                                                           -----------
                                                               526,340
                                                           -----------

Options - Not Exercisable:
   2000............................    $    15.3125             14,273          9          $ 15.31
   1999............................      27.8125-32.125         11,660          8            29.44
                                                           -----------
                                                                25,933
                                                           -----------

                                           Range of
                                         Fair Value at
                                          Grant Date
                                       ---------------
Restricted share units:
   2001............................    $21.600-$24.200         576,470
   2000............................     15.3125-19.875       1,037,893
   1999............................     27.8125-32.125         152,000
   1998............................         38.625             136,500
                                                           -----------
                                                             1,902,863
                                                           -----------

      Total issued.................                          2,455,136
                                                           ===========

      An equal number of dividend equivalents were issued to recipients of stock options and RSUs. Recipients of RSUs receive dividend equivalents when dividends are paid on shares of company stock. The value of each dividend equivalent related to stock options is calculated by accumulating dividends that would have been paid or payable on a share of company common stock. The dividend equivalents, with respect to stock options, expire after nine years from date of grant. The weighted-average grant-date fair value of the dividend equivalents on stock options was $6.28 in 2001 and $6.27 in 2000.

      The fair value of stock options and dividend equivalents were estimated on the date of grant using the Black-Scholes option-pricing model. The model assumed the following at December 31, 2000. There were no options granted in 2001.

                                                         2000
                                                         ----
      Dividend yield.................................    6.32%
      Expected stock price volatility................   16.42%
      Risk-free interest rate........................    5.79%
      Remaining expected option life.................  5 years

Protection One Stock Warrants and Options
-----------------------------------------

      Protection One has outstanding stock warrants and options that were considered reissued and exercisable upon our acquisition of Protection One on November 24, 1997. The 1997 Long-Term Incentive Plan (the LTIP), approved by the Protection One stockholders on November 24, 1997, provides for the award of incentive stock options to directors, officers and key employees. Under the LTIP, 4.2 million shares of Protection One are reserved for issuance, subject to such adjustment as may be necessary to reflect changes in the number or kinds of shares of common stock or other securities of Protection One. The LTIP provides for the granting of options that qualify as incentive stock options under the Internal Revenue Code and options that do not so qualify.

      Options issued since 1997 have a term of 10 years and vest ratably over 3 years. The purchase price of the shares issuable pursuant to the options is equal to (or greater than) the fair market value of the common stock at the date of the option grant.

      A summary of warrant and option activity for Protection One common stock from December 31, 1999 through December 31, 2001 is as follows:

                                                                 December 31,
                                     -------------------------------------------------------------------
                                              2001                   2000                   1999
                                     ---------------------  ---------------------  ---------------------
                                                  Weighted-              Weighted-              Weighted-
                                                   Average                Average                Average
                                        Shares    Exercise     Shares    Exercise     Shares    Exercise
                                     (Thousands)    Price   (Thousands)    Price   (Thousands)    Price
                                     -----------  --------  -----------  --------  -----------  --------
Outstanding, beginning of year ....    4,404.6    $  6.058    3,788.1    $  7.232    3,422.7    $  7.494
Granted ...........................    1,880.5       1.327      922.5       1.436    1,092.9       7.905
Exercised .........................      (59.7)      2.490       (5.4)      3.890         --          --
Forfeited .........................     (555.3)      4.941     (300.6)      6.698     (727.5)     10.125
                                      --------               --------               --------
Outstanding, end of year ..........    5,670.1       4.281    4,404.6       6.058    3,788.1       7.232
                                      ========               ========               ========



      Stock options and warrants of Protection One issued and outstanding at December 31, 2001 are as follows:

                                                        Number        Weighted-      Weighted-
                                      Range of          Issued         Average        Average
                                      Exercise           and         Contractual     Exercise
                                       Price         Outstanding    Life in Years      Price
                                  ---------------    -----------    -------------    --------
Exercisable:
    Fiscal 1995................   $6.375 - $6.500        130,800          3           $6.4954
    Fiscal 1996................    8.000 - 15.000        438,400          4           10.0478
    Fiscal 1997................    9.500 - 15.000        209,000          5           11.9565
    Fiscal 1998................        11.000            812,500          6           11.0000
    Fiscal 1999................    5.250 - 8.9275        355,606          7            8.4857
    Fiscal 2000................        1.4375            153,372          8            1.4375

    1993 Warrants..............        0.167             428,400          2            0.1670
    1995 Note Warrants.........        3.890             780,837          3            3.8900
                                                     -----------
          Total................                        3,308,915
                                                     -----------

Not Exercisable:
    1999 options...............  $5.2500 - $8.9275       165,008          7           $8.4857
    2000 options...............        1.4375            315,648          8            1.4375
    2001 options...............    0.8750 - 1.480      1,880,541          9            1.3273
                                                     -----------
          Total................                        2,361,197
                                                     -----------

 Total outstanding.............                        5,670,112
                                                     ===========

      The weighted average fair value of options for Protection One stock granted by Protection One during 2001, 2000 and 1999 estimated on the date of grant were $1.88, $1.13 and $5.41. The fair value was calculated using the following assumptions:

                                                     Year Ended December 31,
                                                --------------------------------
                                                  2001         2000        1999
                                                -------      -------     -------
Expected stock price volatility.............     83.92%       92.97%      64.06%
Risk free interest rate.....................      4.95%        4.87%       6.76%
Expected option life........................    7 years      6 years     6 years

Effect of Stock-Based Compensation on Earnings Per Share

      We account for both our and Protection One's plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations. Had compensation expense been determined pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," we would have recognized additional compensation costs during 2001, 2000 and 1999 as shown in the table below.

Year Ended December 31,                                            2001           2000          1999
-------------------------------------------------------------------------------------------------------
                                                               (In Thousands, Except Per Share Amounts)
Earnings (loss) available for common stock (a):
   As reported .............................................   $   (21,771)   $   135,352   $    13,167
   Pro forma ...............................................       (21,259)       134,274        10,699

Basic and diluted earnings (losses) per common share (a):
   As reported .............................................   $     (0.31)   $      1.96   $      0.20
   Pro forma ...............................................   $     (0.30)          1.95          0.16

----------
(a)   Represents consolidated Western Resources.

Split Dollar Life Insurance Program
-----------------------------------

      We have established a split dollar life insurance program for our benefit and the benefit of certain of our executives. Under the program, we have purchased life insurance policies on which the executive's beneficiary is entitled to a death benefit in an amount equal to the face amount of the policy reduced by the greater of (i) all premiums paid by the company or (ii) the cash surrender value of the policy, which amount, at the death of the executive, will be returned to us. We retain an equity interest in the death benefit and cash surrender value of the policy to secure this repayment obligation.

      Subject to certain conditions, each executive may transfer to us their interest in the death benefit based on a predetermined formula, beginning no earlier than the first day of the calendar year following retirement or three years from the date of the policy. The liability associated with this program was $18.6 million as of December 31, 2001 and $19.1 million as of December 31, 2000. The obligations under this program can increase and decrease based on our total return to shareholders and payments to plan participants. This liability decreased approximately $0.5 million in 2001 primarily due to balance adjustments and $12.8 million in 2000 due primarily to payments to plan participants. In 1999, the liability decreased approximately $10.5 million based on our total return to shareholders. Under current tax rules, payments to active employees in exchange for their interest in the death benefits may not be fully deductible by us for income tax purposes. Subsequent to December 31, 2001, this liability was reduced by a payment of $4.6 million pursuant to the plan.

13. INCOME TAXES

      Income tax expense (benefit) is composed of the following components at December 31:

                                               2001         2000         1999
                                             --------     --------     --------
                                                       (In Thousands)
Current income taxes:
  Federal ...............................    $(21,942)    $ 39,747     $ 12,996
  State .................................        (186)      10,131        9,622
Deferred income taxes:
  Federal ...............................     (28,363)      18,060      (35,857)
  State .................................       1,180        9,585       (6,582)
Investment tax credit amortization ......      (6,646)      (6,045)      (6,054)
                                             --------     --------     --------
       Total ............................     (55,957)      71,478      (25,875)
Less taxes classified in:
  Extraordinary gain ....................      12,571       26,514        6,322
  Cumulative effect of accounting change       12,347       (1,097)          --
                                             --------     --------     --------
  Total income tax (benefit) expense ....    $(80,875)    $ 46,061     $(32,197)
                                             ========     ========     ========

      Under SFAS No. 109, "Accounting for Income Taxes," temporary differences gave rise to deferred tax assets and deferred tax liabilities summarized in the following table.

                                                             December 31,
                                                      --------------------------
                                                         2001            2000
                                                      ----------      ----------
                                                            (In Thousands)
Deferred tax assets:
   Deferred gain on sale-leaseback .............      $   76,806      $   82,013
   Customer accounts ...........................          60,023          49,853
   General business credit carryforward (a) ....          28,494          11,012
   Accrued liabilities .........................          23,511          21,108
   Disallowed plant costs ......................          16,650          17,758
   Long-term energy contracts ..................          13,538          14,209
   Other .......................................         115,874         110,261
                                                      ----------      ----------
      Total deferred tax assets ................      $  334,896      $  306,214
                                                      ==========      ==========

Deferred tax liabilities
   Accelerated depreciation ....................      $  617,682      $  627,024
   Acquisition premium .........................         267,161         275,159
   Deferred future income taxes ................         222,071         188,006
   Investment tax credits ......................          84,900          91,546
   Other .......................................          39,443          44,562
                                                      ----------      ----------
      Total deferred tax liabilities ...........      $1,231,257      $1,226,297
                                                      ==========      ==========

----------
(a) Balance represents unutilized tax credits generated from affordable housing partnerships in which we sold the majority of our interests in 2001. These credits expire beginning 2019 through 2021.

      Deferred tax assets and liabilities are reflected on our consolidated balance sheets as follows:

                                                               December 31,
                                                         -----------------------
                                                           2001           2000
                                                         --------       --------
                                                              (In Thousands)

Current deferred tax assets, net .................       $ 27,817       $ 34,512
Non-current deferred tax liabilities, net ........        924,178        954,595
                                                         --------       --------
Net deferred tax liabilities .....................       $896,361       $920,083
                                                         ========       ========

      In accordance with various rate orders, we have not yet collected through rates certain accelerated tax deductions, which have been passed on to customers. We believe it is probable that the net future increases in income taxes payable will be recovered from customers. We have recorded a regulatory asset for these amounts. These assets are also a temporary difference for which deferred income tax liabilities have been provided. This liability is classified above as deferred future income taxes.

      The effective income tax rates set forth below are computed by dividing total federal and state income taxes by the sum of such taxes and net income. The difference between the effective tax rates and the federal statutory income tax rates are as follows:

                                                                For the Year Ended December 31,
                                                                ------------------------------
                                                                 2001        2000        1999
                                                                ------      ------      ------
Effective income tax rate ..................................     (56.3)%      33.6%     (108.6)%
Effect of:
   State income taxes ......................................       0.6        (9.4)       (7.1)
   Amortization of investment tax credits ..................       4.6         4.4        20.4
   Corporate-owned life insurance policies .................       9.5         8.4        28.0
   Affordable housing tax credits ..........................       6.8         7.8        31.3
   Accelerated depreciation flow through and amortization ..      (0.1)       (4.9)      (12.2)
   Dividends received deduction ............................       7.1         7.1        34.3
   Amortization of goodwill ................................     (10.6)      (13.0)      (19.3)
   Other ...................................................       3.4         1.0        (1.8)
                                                                ------      ------      ------
Statutory federal income tax rate ..........................     (35.0)%      35.0%      (35.0)%
                                                                ======      ======      ======

14. COMMITMENTS AND CONTINGENCIES

Municipalization Efforts by Wichita
-----------------------------------

      In December 1999, the City Council of Wichita, Kansas, authorized the hiring of an outside consultant to determine the feasibility of creating a municipal electric utility to replace KGE as the supplier of electricity in Wichita. The feasibility study was released in February 2001 and estimates that the City of Wichita would be required to pay us $145 million for our stranded costs if it were to municipalize. However, we estimate the amount to be substantially greater. In order to municipalize KGE's Wichita electric facilities, the City of Wichita would be required to purchase KGE's facilities or build a separate independent system and arrange for its own power supply. These costs are in addition to the stranded costs for which the city would be required to reimburse us. On February 2, 2001, the City of Wichita announced its intention to proceed with its attempt to municipalize KGE's retail electric utility business in Wichita. KGE will oppose municipalization efforts by the City of Wichita. Should the city be successful in its municipalization efforts without providing us adequate compensation for our assets and lost revenues, the adverse effect on our business and financial condition could be material.

      KGE's franchise with the City of Wichita to provide retail electric service is effective through December 1, 2002. There can be no assurance that we can successfully renegotiate the franchise with terms similar, or as favorable, as those in the current franchise. Under Kansas law, KGE will continue to have the right to serve the customers in Wichita following the expiration of the franchise, assuming the system is not municipalized. Customers within the Wichita metropolitan area account for approximately 23% of our total energy sales.

Purchase Orders and Contracts
-----------------------------

      As part of our ongoing operations and construction program, we have commitments under purchase orders and contracts, excluding fuel (which is discussed below under "-- Fuel Commitments,") that have an unexpended balance of approximately $98.4 million at December 31, 2001.

Manufactured Gas Sites
----------------------

      We have been associated with 15 former manufactured gas sites located in Kansas that may contain coal tar and other potentially harmful materials. We and the Kansas Department of Health and Environment (KDHE) entered into a consent agreement governing all future work at these sites. The terms of the consent agreement will allow us to investigate these sites and set remediation priorities based on the results of the investigations and risk analysis. At December 31, 2001, the costs incurred for preliminary site investigation and risk assessment have been minimal. In accordance with the terms of the strategic alliance with ONEOK, ownership of twelve of these sites and the responsibility for clean-up of these sites were transferred to ONEOK. The ONEOK agreement limits our future liability associated with these sites to an immaterial amount. Our investment earnings from ONEOK could be impacted by these costs.

Superfund Sites
---------------

      In December 1999, we were identified as one of more than 1,000 potentially responsible parties at an EPA Superfund site in Kansas City, Kansas (Kansas City site). We have previously been associated with other Superfund sites for which our liability has been classified as de minimis, or insignificant, and any potential obligations have been settled at minimal cost. Since 1993, we have settled Superfund obligations at three sites for a total of $141,300. We were notified in 2001 that one site was issued an EPA "Notice of Completion of Work" and final oversight costs have been paid out of the existing joint responsible party account, which has an adequate balance to cover this expense. This effectively closes this site and we can expect a refund in 2002 of our share of the remaining funds in this account. Our obligation, if any, at the Kansas City site is expected to be limited based upon previous experience and the limited nature of our business transactions with the previous owners of the site. In the opinion of our management, the resolution of this matter is not expected to have a material impact on our financial position or results of operations.

Clean Air Act
-------------

      We must comply with the provisions of The Clean Air Act Amendments of 1990 that require a two-phase reduction in certain emissions. We have installed continuous monitoring and reporting equipment to meet the acid rain requirements. Material capital expenditures have not been required to meet Phase II sulfur dioxide and nitrogen oxide requirements.

Nuclear Decommissioning
-----------------------

      We accrue decommissioning costs over the expected life of the Wolf Creek generating facility. The accrual is based on estimated unrecovered decommissioning costs, which consider inflation over the remaining estimated life of the generating facility and are net of expected earnings on amounts recovered from customers and deposited in an external trust fund.

      On September 1, 1999, Wolf Creek submitted the 1999 Decommissioning Cost Study to the KCC for approval. The KCC approved the 1999 Decommissioning Cost Study on April 26, 2000. Based on the study, our share of Wolf Creek's decommissioning costs, under the immediate dismantlement method, is estimated to be approximately $631 million during the period 2025 through 2034, or approximately $221 million in 1999 dollars. These costs include decontamination, dismantling and site restoration and were calculated using an assumed inflation rate of 3.6% over the remaining service life from 1999 of 26 years. The actual decommissioning costs may vary from the estimates because of changes in the assumed dates of decommissioning, changes in regulatory requirements, changes in technology and changes in costs of labor, materials and equipment. On May 26, 2000, we filed an application with the KCC requesting approval of the funding of our decommissioning trust on this basis. Approval was granted by the KCC on September 20, 2000.

      Decommissioning costs are currently being charged to operating expense in accordance with prior KCC orders. Electric rates charged to customers provide for recovery of these decommissioning costs over the life of Wolf Creek. Amounts expensed approximated $4.0 million in 2001 and will increase annually to $5.5 million in 2024. These amounts are deposited in an external trust fund. The average after-tax expected return on trust assets is 5.8%.

      Our investment in the decommissioning fund is recorded at fair value, including reinvested earnings. It approximated $66.6 million at December 31, 2001 and $64.2 million at December 31, 2000. Trust fund earnings accumulate in the fund balance and increase the recorded decommissioning liability.

Storage of Spent Nuclear Fuel
-----------------------------

      Under the Nuclear Waste Policy Act of 1982, the Department of Energy (DOE) is responsible for the permanent disposal of spent nuclear fuel. Wolf Creek pays the DOE a quarterly fee of one-tenth of a cent for each kilowatt-hour of net nuclear generation produced for the future disposal of spent nuclear fuel. These disposal costs are charged to cost of sales.

      A permanent disposal site will not be available for the nuclear industry until 2010 or later. Under current DOE policy, once a permanent site is available, the DOE will accept spent nuclear fuel on a priority basis. The owners of the oldest spent fuel will be given the highest priority. As a result, disposal services for Wolf Creek will not be available prior to 2016. Wolf Creek has on-site temporary storage for spent nuclear fuel. In early 2000, Wolf Creek completed replacement of spent fuel storage racks to increase its on-site storage capacity for all spent fuel expected to be generated by Wolf Creek through the end of its licensed life in 2025.

Asset Retirement Obligations
----------------------------

      In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When it is initially recorded, we will capitalize the estimated asset retirement obligation by increasing the carrying amount of the related long-lived asset. The liability will be accreted to its present value each period and the capitalized cost will be depreciated over the life of the asset. The standard is effective for fiscal years beginning after June 15, 2002. We expect to adopt this standard January 1, 2003. This standard will impact the way we currently account for the decommissioning of Wolf Creek. In addition to the accounting for the Wolf Creek decommissioning, we are also reviewing what impact this pronouncement will have on our current accounting practices and our results of operations as it relates to other asset retirement obligations we may identify. The impact is unknown at this time.

Nuclear Insurance
-----------------

      The Price-Anderson Act, originally passed by Congress in 1957 and most recently amended in 1988, requires nuclear power plants to show evidence of financial protection in the event of a nuclear accident. This protection must consist of two levels. The primary level provides liability insurance coverage of $200 million. If this amount is not sufficient to cover claims arising from an accident, the second level - Secondary Financial Protection - applies. For the second level, each licensed nuclear unit must pay a retroactive premium equal to its proportionate share of the excess loss, up to a maximum of $88.1 million per unit per accident.

      Currently, 106 nuclear units are participating in the Secondary Financial Protection program - 103 operating units and three closed units that still handle used nuclear fuel. The number of units participating in the program will be reduced as decommissioned units apply for and receive exemptions. Nuclear power plants provide a total of $9.5 billion in insurance coverage to compensate the public in the event of a nuclear accident. Taxpayers and the federal government pay nothing for this coverage.

      The Nuclear Regulatory Commission (NRC) was required to submit a report to Congress, which was submitted in September 1998 and describes the benefits that the act provides to the public. It also recommends that the act be extended for an additional ten years. The DOE submitted a report to Congress in March 1999, recommending renewal of the act.

      Bipartisan legislation was introduced in the 106th Congress in the Senate providing a simple renewal of Price-Anderson based on the DOE and NRC reports. The nuclear industry supports such a legislative approach for consideration early in the 107th Congress.

      Unless Congress renews the Price-Anderson Act, it will expire in part on August 1, 2002 as follows:

      . The only part of Price-Anderson that expires on August 1, 2002, is the authority of the NRC and the DOE to enter into new indemnity agreements after that date. Existing indemnity agreements would continue in full force and effect.
      . Without renewal, new nuclear power plants could not be covered, nor could new DOE contracts have the indemnity provision (including the proposed high-level radioactive waste disposal site in Yucca Mountain, Nevada).

      The Price-Anderson Act limits the combined public liability of the owners of nuclear power plants to $9.5 billion for a single nuclear incident. If this liability limitation is insufficient, the United States Congress will consider taking whatever action is necessary to compensate the public for valid claims. However, on February 2, 2002, the United States Senate announced that it is considering discontinuing the federal insurance provision.

      The Wolf Creek owners have purchased the maximum available private insurance of $200 million. The remaining balance is provided by an assessment plan mandated by the NRC. Under this plan, the owners are jointly and severally subject to a retrospective assessment of up to $88.1 million in the event there is a major nuclear incident involving any of the nation's licensed reactors. This assessment is subject to an inflation adjustment based on the Consumer Price Index and applicable premium taxes. There is a limitation of $10 million in retrospective assessments per incident, per year.

      The owners carry decontamination liability, premature decommissioning liability and property damage insurance for Wolf Creek totaling approximately $2.8 billion ($1.3 billion our share). This insurance is provided by Nuclear Electric Insurance Limited (NEIL). In the event of an accident, insurance proceeds must first be used for reactor stabilization and site decontamination in accordance with a plan mandated by the NRC. Our share of any remaining proceeds can be used to pay for property damage or decontamination expenses or, if certain requirements are met including decommissioning the plant, toward a shortfall in the decommissioning trust fund.

      The owners also carry additional insurance with NEIL to cover costs of replacement power and other extra expenses incurred during a prolonged outage resulting from accidental property damage at Wolf Creek. If losses incurred at any of the nuclear plants insured under the NEIL policies exceed premiums, reserves and other NEIL resources, we may be subject to retrospective assessments under the current policies of approximately $10.7 million per year.

      Although we maintain various insurance policies to provide coverage for potential losses and liabilities resulting from an accident or an extended outage, our insurance coverage may not be adequate to cover the costs that could result from a catastrophic accident or extended outage at Wolf Creek. Any substantial losses not covered by insurance, to the extent not recoverable through rates, would have a material adverse effect on our financial condition and results of operations.

Fuel Commitments
----------------

      To supply a portion of the fuel requirements for our generating plants, we have entered into various commitments to obtain nuclear fuel and coal. Some of these contracts contain provisions for price escalation and minimum purchase commitments. At December 31, 2001, WCNOC's nuclear fuel commitments (our share) were approximately $3.2 million for uranium concentrates expiring in 2003, $0.6 million for conversion expiring in 2003, $22.7 million for enrichment expiring at various times through 2006 and $57.5 million for fabrication through 2025.

      At December 31, 2001, our coal and coal transportation contract commitments in 2001 dollars under the remaining terms of the contracts were approximately $2.0 billion. The largest contract expires in 2020, with the remaining contracts expiring at various times through 2013.

      At December 31, 2001, our natural gas transportation commitments in 2001 dollars under the remaining terms of the contracts were approximately $56.8 million. The natural gas transportation contracts provide firm service to several of our gas burning facilities and expire at various times through 2010, except for one contract that expires in 2016.

Energy Act
----------

      As part of the 1992 Energy Policy Act, a special assessment is being collected from utilities for a uranium enrichment decontamination and decommissioning fund. Our portion of the assessment for Wolf Creek is approximately $9.6 million, payable over 15 years. Such costs are recovered through the ratemaking process.

15. PNM MERGER AND SPLIT-OFF OF WESTAR INDUSTRIES

PNM Transaction
---------------

      On November 8, 2000, we entered into an agreement with Public Service Company of New Mexico (PNM), pursuant to which PNM would acquire our electric utility businesses in a tax-free stock-for-stock merger. Under the terms of the agreement, both PNM and we are to become subsidiaries of a new holding company, subject to customary closing conditions including regulatory and shareholder approvals. Immediately prior to closing, all of the Westar Industries common stock we own would be distributed to our shareholders in exchange for a portion of their Western Resources common stock. At the same time we entered into the agreement with PNM, we and Westar Industries entered into an Asset Allocation and Separation Agreement which, among other things, provided for this split-off and related matters.

      On October 12, 2001, PNM filed a lawsuit against us in the Supreme Court of the State of New York. The lawsuit seeks, among other things, declaratory judgment that PNM is not obligated to proceed with the proposed merger based in part upon the KCC orders discussed below and other KCC orders reducing rates for our electric utility business. PNM believes the orders constitute a material adverse effect and make the condition that the split-off of Westar Industries occur prior to closing incapable of satisfaction. PNM also seeks unspecified monetary damages for breach of representation.

      On November 19, 2001, we filed a lawsuit against PNM in the Supreme Court of the State of New York. The lawsuit seeks substantial damages for PNM's breach of the merger agreement providing for PNM's purchase of our electric utility operations and for PNM's breach of its duty of good faith and fair dealing. In addition, we filed a motion to dismiss or stay the declaratory judgment action previously filed by PNM seeking a declaratory judgment that PNM has no further obligations under the merger agreement.

      On January 7, 2002, PNM sent a letter to us purporting to terminate the merger in accordance with the terms of the merger agreement. We have notified PNM that we believe the purported termination of the merger agreement was ineffective and that PNM remains obligated to perform thereunder. We intend to contest PNM's purported termination of the merger agreement. However, based upon PNM's actions and the related uncertainties, we believe the closing of the proposed merger is not likely.

KCC Proceedings and Orders
--------------------------

      The merger with PNM contemplated the completion of a rights offering for shares of Westar Industries prior to closing. On May 8, 2001, the KCC opened an investigation of the proposed separation of our electric utility businesses from our non-utility businesses, including the rights offering, and other aspects of our unregulated businesses. The order opening the investigation indicated that the investigation would focus on whether the separation and other transactions involving our unregulated businesses are consistent with our obligation to provide efficient and sufficient electric service at just and reasonable rates to our electric utility customers. The KCC staff was directed to investigate, among other matters, the basis for and the effect of the Asset Allocation and Separation Agreement we entered into with Westar Industries in connection with the proposed separation and the intercompany payable owed by us to Westar Industries, the separation of Westar Industries, the effect of the business difficulties faced by our unregulated businesses and whether they should continue to be affiliated with our electric utility business, and our present and prospective capital structures. On May 22, 2001, the KCC issued an order nullifying the Asset Allocation and Separation Agreement, prohibiting Westar Industries and us from taking any action to complete the rights offering for common stock of Westar Industries, which was to be a first step in the separation, and scheduling a hearing to consider whether to make the order permanent.

      On July 20, 2001, the KCC issued an order that, among other things: (1) confirmed its May 22, 2001 order prohibiting us and Westar Industries from taking any action to complete the proposed rights offering and nullifying the Asset Allocation and Separation Agreement; (2) directed us and Westar Industries not to take any action or enter into any agreement not related to normal utility operations that would directly or indirectly increase the share of debt in our capital structure applicable to our electric utility operations, which has the effect of prohibiting us from borrowing to make a loan or capital contribution to Westar Industries; and (3) directed us to present a financial plan consistent with parameters established by the KCC's order to restore financial health, achieve a balanced capital structure and protect ratepayers from the risks of our non-utility businesses. In its order, the KCC also acknowledged that we are presently operating efficiently and at reasonable cost and stated that it was not disapproving the PNM transaction or a split-off of Westar Industries. We appealed the orders issued by the KCC to the District Court of Shawnee County, Kansas. On February 5, 2002, the District Court issued a decision finding that the KCC orders were not final orders and that the District Court lacked jurisdiction to consider the appeal. Accordingly, the matter was remanded to the KCC for review of the financial plan.

      On February 11, 2002, the KCC issued an order primarily related to procedural matters for the review of the financial plan, as discussed below. In addition, the order required that we and the KCC staff make filings addressing whether the filing of applications by us and KGE at FERC, seeking renewal of existing borrowing authority, violated the July 20, 2001 KCC order directing that we not increase the share of debt in our capital structure applicable to our electric utility operations. The KCC staff subsequently filed comments asserting that the refinancing of existing indebtedness with new indebtedness secured by utility assets would in certain circumstances violate the July 20, 2001 KCC order. The KCC filed a motion to intervene in the proceeding at FERC asserting the same position. We are unable to predict whether the KCC will adopt the KCC staff position, the extent to which FERC will incorporate the KCC position in orders renewing our borrowing authority, or the impact of the adoption of the KCC staff position, if that occurs, on our ability to refinance indebtedness maturing in the next several years. Our inability to refinance existing indebtedness on a secured basis would likely increase our borrowing costs and adversely affect results of operations.

The Financial Plan
------------------

      The July 20, 2001 KCC order directed us to present a financial plan to the KCC. We presented a financial plan to the KCC on November 6, 2001, which we amended on January 29, 2002. The principal objective of the financial plan is to reduce our total debt as calculated by the KCC to approximately $1.8 billion, a reduction of approximately $1.2 billion. The financial plan contemplates that we will proceed with a rights offering and that, in the event that the PNM merger and related split-off do not close, we will use our best efforts to sell our share of Westar Industries common stock, or shares of our common stock, upon the occurrence of certain events. The KCC has scheduled a hearing on May 31, 2002 to review the financial plan. We are unable to predict whether or not the KCC will approve the financial plan or what other action with respect to the financial plan the KCC may take.

      The financial plan provides that:

      . Westar Industries will use its best efforts to sell at least 4.14 million shares of its common stock, representing approximately 5.1% of its outstanding shares, but no more than the number of shares of its common stock (approximately 19.13 million shares) representing 19.9% of its outstanding shares. After the offering, we would continue to own 77.0 million shares representing between 80.1% and 94.9% of Westar Industries' outstanding shares. The offering will remain open for no less than 45 calendar days.

      . In the rights offering, each of our shareholders will receive the right to purchase one share of Westar Industries' common stock for every three shares of our stock held on the record date of the offering. There will be no over-subscription privilege in the offering. However, each shareholder participating in the offering will be issued, with respect to each right exercised in the offering, a warrant to purchase from Westar Industries two shares of its common stock at the subscription price in the offering, subject to proration so that in no event will we hold less than 80.1% of Westar Industries' outstanding shares. This right will be exercisable at any time in the 30-day period preceding January 31, 2003.

      . So long as we and Westar Industries are tax consolidated, Westar Industries' common stock sold in the offering will have one vote per share and Westar Industries common stock held by us will have 10 votes per share. Any shares sold by us will automatically convert to shares with one vote per share.

      . The exercise price in the offering will be a fixed price determined on the day the offer is mailed to shareholders by calculating the "Westar Industries Valuation" as set forth in an exhibit to the plan and then applying a 10% initial public offering discount.

      . Westar Industries will have a rescission right through December 31, 2002. This will give Westar Industries the right to repurchase the shares sold in the rights offering at a price equal to the greater of (i) 1.05 times the exercise price, or (ii) the market price at the time of the repurchase offer. The warrants issued to participating shareholders in the offering will expire if the rescission right is exercised. We would not be able to sell any additional shares prior to the expiration of the rescission period.

      . The proceeds from the offering (or any other subsequent sale of stock by Westar Industries) and any dividends from the ONEOK common or convertible preferred stock not used in Westar Industries' business or previously committed will be used to purchase in the market our or KGE's currently outstanding debt securities. On February 10, 2003, such debt securities and the balance, if any, of our intercompany payable with Westar Industries will be converted into our common stock at the average trading price for the 20 days prior to conversion, but in no event less than $24 per share. However, if the PNM transaction is not terminated, such funds and the intercompany payable will be transferred by us to Westar Industries to purchase 7.5% Western Resources convertible preferred stock, convertible into our common stock at $30 per share, as provided in the PNM merger agreement. Prior to tax deconsolidation, Westar Industries cannot receive any cash dividends from us, but will instead reinvest those dividends in additional shares of our common stock. Dividends on the convertible preferred stock will be payable in additional preferred shares rather than cash. Westar Industries will use interest received on our and KGE debt securities it purchases as provided above to purchase additional debt securities.

      . If the PNM transaction is not terminated, the amount of our convertible preferred stock purchased by Westar Industries will not exceed $291 million. Westar Industries will continue to own our common stock it currently owns. Westar Industries will retain its option to purchase Westar Generating, Inc., a wholly owned subsidiary of ours, which owns an interest in the State Line Facility (see "Item 2. Properties" for a description of this facility and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Information -- Related Party Transactions" for a discussion of this purchase option).

      . Westar Industries will not vote any of our common stock it owns as long as we are tax consolidated.

      . Westar Industries will adopt a "poison pill" that will restrict ownership in it to 20% of the shares not owned by us.

      . The rights offering and subsequent sale of Westar Industries' shares by us pursuant to the plan do not constitute a change in control for our employees under the terms of existing agreements and no agreements will be executed which include a provision under which the offering and sale of Westar Industries' shares by us pursuant to the plan would constitute a change in control.

      . We will not sell more than 19.9% of Westar Industries unless we have $1.8 billion or less in short- and long-term debt and all of our and KGE's first mortgage bonds are rated investment grade.

      . In the event Westar Industries' common stock trades for 45 consecutive trading days at a price that is 15% above the price necessary to reduce our short- and long-term debt to an amount less than $1.8 billion (as measured at the end of the immediately preceding fiscal quarter), we will be required to use our best efforts to sell enough shares in Westar Industries, or us, or a combination of both (at our option), to reduce debt to $1.8 billion. However, in no event shall this obligation be triggered prior to February 1, 2003, unless the PNM transaction is terminated prior to that date. Furthermore, on each annual anniversary of the closing of the rights offering, the amount of debt used to determine whether our obligation has been triggered will increase by $100 million.

      . We agree to reduce our total debt by at least $100 million per year each year following the completion of the offering until the separation is consummated.

      . Our board of directors will have at least a majority of independent directors following the separation.

16. LEGAL PROCEEDINGS

      The Securities and Exchange Commission (SEC) commenced a private investigation in 1997 relating to, among other things, the timeliness and adequacy of disclosure filings with the SEC by us with respect to securities of ADT Ltd. We have cooperated with the SEC staff in this investigation.

      We, Westar Industries, Protection One, its subsidiary Protection One Alarm Monitoring, Inc. (Protection One Alarm Monitoring) and certain present and former officers and directors of Protection One are defendants in a purported class action litigation pending in the United States District Court for the Central District of California, "Alec Garbini, et al v. Protection One, Inc., et al," No. CV 99-3755 DT (RCx). Pursuant to an Order dated August 2, 1999, four pending purported class actions were consolidated into a single action. On February 27, 2001, plaintiffs filed a Third Consolidated Amended Class Action Complaint (Third Amended Complaint). Plaintiffs purported to bring the action on behalf of a class consisting of all purchasers of publicly traded securities of Protection One, including common stock and bonds, during the period of February 10, 1998 through February 2, 2001. The Third Amended Complaint asserted claims under Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 against Protection One, Protection One Alarm Monitoring, and certain present and former officers and directors of Protection One based on allegations that various statements concerning Protection One's financial results and operations for 1997, 1998, 1999 and the first three quarters of 2000 were false and misleading and not in compliance with generally accepted accounting principles. Plaintiffs alleged, among other things, that former employees of Protection One have reported that Protection One lacked adequate internal accounting controls and that certain accounting information was unsupported or manipulated by management in order to avoid disclosure of accurate information. The Third Amended Complaint further asserted claims against us and Westar Industries as controlling persons under Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. A claim was also asserted under Section 11 of the Securities Act of 1933 against Protection One's auditor, Arthur Andersen LLP. The Third Amended Complaint sought an unspecified amount of compensatory damages and an award of fees and expenses, including attorneys' fees. On June 4, 2001, the District Court dismissed plaintiffs' claims under Sections 10(b) and 20(a) of the Securities Exchange Act. The Court granted plaintiffs leave to replead such claims. The Court also dismissed all claims brought on behalf of bondholders with prejudice. The Court also dismissed plaintiffs' claims against Arthur Andersen and the plaintiffs have appealed that dismissal. On February 22, 2002, plaintiffs filed a Fourth Consolidated Amended Class Action Complaint. The new complaint realleges claims on behalf of purchasers of common stock under Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The defendants have until April 5, 2002 to respond to the new complaint. Protection One and we cannot predict the impact of this litigation, which could be material.

      We and our subsidiaries are involved in various other legal, environmental and regulatory proceedings. We believe that adequate provision has been made and accordingly believe that the ultimate disposition of such matters will not have a material adverse effect upon our overall financial position or results of operations. See also Notes 3 and 15 for discussion of FERC proceedings and the lawsuit PNM filed against us and the KCC regulatory proceedings.

17. LEASES

      At December 31, 2001, we had leases covering various property and equipment. Rental payments for operating leases ranging from 1 to 17 years and estimated rental commitments are as follows:

                                                          LaCygne 2      Total
Year Ended December 31,                                   Lease (a)      Leases
------------------------------------------------------    ----------    --------
                                                              (In Thousands)
Rental payments:
   1999 ..............................................     $ 34,598     $ 71,771
   2000 ..............................................       34,598       71,232
   2001 ..............................................       34,598       75,259

Future commitments:
   2002 ..............................................     $ 34,598     $ 69,897
   2003 ..............................................       39,420       66,772
   2004 ..............................................       34,598       58,492
   2005 ..............................................       38,013       57,983
   2006 ..............................................       42,287       61,309
   Thereafter ........................................      422,318      516,318
                                                           --------     --------
      Total future commitments .......................     $611,234     $830,771
                                                           ========     ========

----------
(a)   LaCygne 2 lease amounts are included in total leases.

      In 1987, KGE sold and leased back its 50% undivided interest in the LaCygne 2 generating unit. The LaCygne 2 lease has an initial term of 29 years, with various options to renew the lease or repurchase the 50% undivided interest. KGE remains responsible for its share of operation and maintenance costs and other related operating costs of LaCygne 2. The lease is an operating lease for financial reporting purposes. We recognized a gain on the sale, which was deferred and is being amortized over the initial lease term.

      In 1992, we deferred costs associated with the refinancing of the secured facility bonds of the Trustee and owner of LaCygne 2. These costs are being amortized over the life of the lease and are included in operating expense.

18. COMMON STOCK, PREFERRED STOCK AND OTHER MANDATORILY REDEEMABLE SECURITIES

      Our Restated Articles of Incorporation, as amended, provide for 150,000,000 authorized shares of common stock. At December 31, 2001, 86,205,417 shares were issued and outstanding, including shares owned by Westar Industries.

      We have a Direct Stock Purchase Plan (DSPP). Shares issued under the DSPP may be either original issue shares or shares purchased on the open market. During 2001, a total of 16,643,403 shares were purchased from the company through the issuance of 16,123,103 original issue shares and 520,300 treasury shares. Of the total shares purchased from us in 2001, 15,047,987 were acquired by Westar Industries and the balance of the shares were for the DSPP, ESPP, 401(k) match and other stock based plans operated under the 1996 Long-Term Incentive and Share Award Plan. At December 31, 2001, 4,300,577 shares were available under the DSPP registration statement.

      In 2000, we purchased 540,000 shares of our common stock at an average price of $17.01. All of these shares were reissued during the year.

Preferred Stock Not Subject to Mandatory Redemption
---------------------------------------------------

      The cumulative preferred stock is redeemable in whole or in part on 30 to 60 days notice at our option.

                                                             Total
                        Principal     Call                  Amount
               Rate    Outstanding    Price     Premium    to Redeem
              ------   -----------   -------   ---------  -----------
                                (Dollars in Thousands)

              4.500%   $    13,445   108.00%   $   1,076  $    14,521
              4.250%         5,841   101.50%          88        5,929
              5.000%         4,650   102.00%          93        4,743
                       -----------             ---------  -----------
                       $    23,936             $   1,257  $    25,193
                       ===========             =========  ===========

      The provisions of our Restated Articles of Incorporation, as amended, contain restrictions on the payment of dividends or the making of other distributions on our common stock while any preferred shares remain outstanding unless certain capitalization ratios and other conditions are met.

Other Mandatorily Redeemable Securities
---------------------------------------

      On December 14, 1995, Western Resources Capital I, a wholly owned trust, issued 4.0 million preferred securities of 7-7/8% Cumulative Quarterly Income Preferred Securities, Series A, for $100 million. The trust interests are redeemable at the option of Western Resources Capital I on or after December 11, 2000, at $25 per preferred security plus accrued interest and unpaid dividends. Holders of the securities are entitled to receive distributions at an annual rate of 7-7/8% of the liquidation preference value of $25. Distributions are payable quarterly and are tax deductible by us. These distributions are recorded as interest expense. The sole asset of the trust is $103 million principal amount of 7-7/8% Deferrable Interest Subordinated Debentures, Series A due December 11, 2025.

      On July 31, 1996, Western Resources Capital II, a wholly owned trust, of which the sole asset is subordinated debentures of ours, sold in a public offering, 4.8 million shares of 8-1/2% Cumulative Quarterly Income Preferred Securities, Series B, for $120 million. The trust interests are redeemable at the option of Western Resources Capital II, on or after July 31, 2001, at $25 per preferred security plus accumulated and unpaid distributions. Holders of the securities are entitled to receive distributions at an annual rate of 8-1/2% of the liquidation preference value of $25. Distributions are payable quarterly and are tax deductible by us. These distributions are recorded as interest expense. The sole asset of the trust is $124 million principal amount of 8-1/2% Deferrable Interest Subordinated Debentures, Series B due July 31, 2036.

      In addition to our obligations under the Subordinated Debentures discussed above, we have agreed to guarantee, on a subordinated basis, payment of distributions on the preferred securities. These undertakings constitute a full and unconditional guarantee by us of the trust's obligations under the preferred securities.

Treasury Stock
--------------

      At December 31, 2001, all of our treasury stock was owned by Westar Industries, except for 50,000 shares owned by Protection One.

19. RELATED PARTY TRANSACTIONS

      Below we describe significant transactions between us and Westar Industries and other subsidiaries and related parties. We have disclosed significant transactions even if these have been eliminated in the preparation of our consolidated results and financial position since our proposed financial plan, as discussed in Note 15, calls for a split-off of Westar Industries from us to occur in the future. We cannot predict whether the KCC will aprove the plan and if so whether we will be successful in executing the plan.

      We and ONEOK have shared services agreements in which we provide and bill one another for facilities, utility field work, information technology, customer support and bill processing. Payments for these services are based on various hourly charges, negotiated fees and out-of-pocket expenses.

                                                 2001         2000         1999
                                                ------       ------       ------
                                                         (In Thousands)
Charges to ONEOK ........................       $8,202       $8,463       $8,876
Charges from ONEOK ......................        3,279        3,420        3,322

Net receivable from ONEOK,
  outstanding at December 31 ............        1,424        1,205        1,506

      In 1999, we and Protection One have entered into a service agreement pursuant to which we provide administrative services, including accounting, human resources, legal, facilities and technology services on a year to year basis. Fees for these services are based upon various hourly charges, negotiated fees and out-of-pocket expenses. Protection One incurred charges of $8.1 million in 2001, $7.3 million in 2000 and $2.0 million in 1999. These intercompany charges have been eliminated in consolidation.

      We had a payable to Westar Industries of approximately $67.7 million at December 31, 2001 on which we paid interest at the rate of 8.5% per annum. On February 28, 2001, Westar Industries converted $350.0 million of the then outstanding payable balance into approximately 14.4 million shares of our common stock, representing 16.9% of our outstanding common stock after conversion. These shares are reflected as treasury stock in our consolidated balance sheets. During the first quarter of 2002, we repaid the remaining balance owed to Westar Industries. The proceeds were used by Westar Industries to purchase our outstanding debt in the open market. At February 28, 2002, Westar Industries owned $118.7 million of our debt. Amounts outstanding and interest earned by Westar Industries have been eliminated in our consolidated financial statements. See Note 2 "Summary of Significant Accounting Policies -- Principles of Consolidation."

      Westar Industries is the lender under Protection One's senior credit facility. On November 1, 2001, this facility was amended to, among other things, extend the maturity date to January 3, 2003, and provide for a quarterly fee for financial advisory and management services equal to 1/8% of Protection One's consolidated total assets at the end of each quarter, beginning with the quarter ending March 31, 2002. As of December 31, 2001, approximately $137.5 million was drawn under the facility. On March 25, 2002, Westar Industries further amended the facility to increase the amount of the facility to $180 million. Amounts outstanding have been eliminated in our consolidated financial statements.

      We have a tax sharing agreement with Protection One. This pro rata tax sharing agreement allows Protection One to be reimbursed for current tax benefits utilized in our consolidated tax return. We and Protection One are eligible to file on a consolidated basis for tax purposes as long as we maintain an 80% ownership interest in Protection One. We reimbursed Protection One $11.8 million for tax year 2001 and $7.4 million for tax year 2000 for the current tax benefit.

      During 2001, Westar Industries purchased $37.9 million face value of Protection One bonds on the open market. In October 2001, $27.6 million of these bonds were transferred to Protection One in exchange for cash. In 2001, we recognized an extraordinary gain from the purchase of Protection One bonds of $22.3 million, net of tax of $12.0 million. During 2000, Westar Industries purchased $170.0 million face value of Protection One bonds on the open market. In exchange for cash and the settlement of certain intercompany payables and receivables, $103.9 million of these debt securities were transferred to Protection One. The balance of the bonds was sold to Protection One in March 2001. No gain or loss was recognized on these transactions.

      In the latter part of 2001 through February 28, 2002, Protection One purchased approximately $1.8 million of our preferred stock in open market purchases. These purchases have been accounted for as retirements.

      During 2001, we extended loans to our officers for the purpose of purchasing shares of our common stock on the open market. The loans are unsecured and contain a variable interest rate that is equal to our short term borrowing rate. Interest is payable quarterly. The loans mature and become due on December 4, 2004. The balance outstanding at December 31, 2001 was approximately $2.0 million and is classified as a reduction to shareholders' equity in the accompanying consolidated balance sheet. The maximum amount of loans authorized is $7.9 million.

      During the fourth quarter of 2001, KGE entered into an option agreement to sell an office building located in downtown Wichita, Kansas, to Protection One for approximately $0.5 million. The sales price was determined by management based on three independent appraisers' findings.

      On February 29, 2000, Westar Industries purchased the European operations of Protection One, and certain investments held be a subsidiary of Protection One for an aggregate purchase price of $244 million. Westar Industries paid approximately $183 million in cash and transferred Protection One debt securities with a market value of approximately $61 million to Protection One. Westar Industries has agreed to pay Protection One a portion of the net gain, if any, on a subsequent sale of the European businesses on a declining basis over the four years following the closing. Cash proceeds from the transaction were used to reduce the outstanding balance owed to Westar Industries on Protection One's revolving credit facility. No gain or loss was recorded on this intercompany transaction and the net book value of the assets was unaffected.

      If the KCC approves our financial plan, at the closing of the proposed rights offering, we would enter into an option agreement that grants Westar Industries an option to purchase the stock of Westar Generating, Inc., a wholly owned subsidiary that owns our interest in the State Line generating facility. The option would be exercisable at any time during the three year period following execution of the agreement, subject to extension for two additional one year periods. The option price is based on net book value at the time of exercise. The option would be exercisable only if Westar Industries is unable to obtain a permanent exemption from registration under the Investment Company Act of 1940.

20. WORK FORCE REDUCTIONS

      In late 2001, we reduced our utility work force by approximately 200 employees through involuntary separations and recorded a severance-related net charge of approximately $14.3 million. In 2001, Protection One also reduced its work force by approximately 500 employees in connection with facility consolidations and recorded a severance-related net charge of approximately $3.1 million.

      In the first quarter of 2002, we further reduced our utility work force by approximately 400 employees through a voluntary separation program. We expect to record a net charge of approximately $21.1 million in the first quarter of 2002 related to this program. We may replace some of these employees. Protection One also reduced its work force by approximately 200 employees in connection with facility consolidations and expects to record a net severance charge of approximately $0.5 million in the first quarter of 2002.

21. MONITORED SERVICES DISPOSITIONS

      In 2001, Protection One and Protection One Europe disposed of certain monitored security operations for approximately $48.0 million and we recorded a pre-tax loss of $13.1 million.

      In 1999, Protection One sold the assets that comprised its Mobile Services Group. Cash proceeds of this sale approximated $20 million and Protection One recorded a pre-tax gain of approximately $17 million. This gain is reflected in Other Income on our consolidated statements of income.

22. INTERNATIONAL POWER DEVELOPMENT COSTS

      In 1998 we made a decision to terminate the employment of all employees, close offices, discontinue all development activities, and terminate all other matters related to the activity of The Wing Group. These activities were substantially completed by December 31, 1999. The actual costs incurred during 1999 to complete the exit plan approximated $16.9 million, which was $5.6 million less than the amount estimated and charged to income in 1998. This was accounted for as a change in estimate in 1999. The excess accrual was credited to income in 1999 and reduced our selling, general and administration costs for that period.

23. MARKETABLE SECURITIES

      During the last three years, we sold substantially all of our investments in marketable securities. These securities were classified as available-for-sale. Realized gains and losses are included in earnings and were derived using the specific identification method. The following table summarizes our marketable security sales for the years ended December 31, 2001, 2000 and 1999:

                                        Marketable Security Sales
                                     -------------------------------
                                      2001        2000         1999
                                     ------     --------     -------
                                          (Dollars in Thousands)

      Sales proceeds                 $2,829     $218,609     $73,456
      Realized gains (a)                 --      115,987      12,587
      Realized losses                 1,861        1,039      38,838

      ----------
      (a) During 2000, we sold our equity investment in a gas compression company and realized a pre-tax gain of $91.1 million.

      In 1999, we determined that the decline in value of our investments in paging industry companies was other than temporary and a charge to earnings for the decline in value was required. This non-cash charge of $76.2 million was recorded in the fourth quarter of 1999 and is presented separately in our consolidated statements of income.

      In February 2000, one of the paging companies we held an interest in made an announcement that significantly increased the market value of paging company securities general. During the first quarter of 2000, we sold the remainder of these securities for a gain of $24.9 million.

      During 2001, we wrote down the cost basis of certain equity securities to their fair value. The fair value of these equity securities had declined below our cost basis, and we determined that the decline was other than temporary. The amount of the write down totaled $11.1 million, of which $9.6 million related to a cost method investment. The write down is included in other income (expense).

24. SEGMENTS OF BUSINESS

      In 1998, we adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires us to define and report our business segments based on how management currently evaluates its business. Our business is segmented based on differences in products and services, production processes and management responsibility. Based on this approach, we have identified five reportable segments: Fossil Generation, Nuclear Generation, Customer Operations, Monitored Services and Other. The Fossil Generation, Nuclear Generation and Customer Operations segments comprise our electric utility business. Fossil

Generation produces power for sale internally to the Customer Operations segment and externally to wholesale customers. A component of our Fossil Generation segment is power marketing, which attempts to minimize commodity price risk associated with fuel purchases and purchased power requirements. Power marketing also attempts to maximize utilization of generation capacity and enhance system reliability through sales to external customers as discussed further below. Nuclear Generation represents our 47% ownership in the Wolf Creek Generating Station (Wolf Creek). This segment has only internal sales because it provides all of its power to its co-owners. The Customer Operations segment consists of the transmission and distribution of power to our retail customers in Kansas and the customer service provided to these customers and the transmission of wholesale energy. Monitored Services is comprised of our security alarm monitoring business in North America and Europe. Other includes a 45% interest in ONEOK, investments in international power generation facilities and other investments, which in the aggregate are not material to our business or results of operations.

      The accounting policies of the segments are substantially the same as those described in Note 2 "Summary of Significant Accounting Policies." Segment performance is based on earnings before interest and taxes (EBIT). Unusual items, such as charges to income and changes in accounting principle, may be excluded from segment performance depending on the nature of the charge or income. Interest expense is excluded from the segment analysis. Our ONEOK investment, marketable securities investments and other equity method investments do not represent operating segments of ours. We have no single external customer from whom we receive ten percent or more of our revenues.

Year Ended December 31, 2001
----------------------------

                                                                                                          Eliminating/
                                        Fossil         Nuclear     Customer     Monitored                 Reconciling
                                     Generation(a)   Generation   Operations     Services       Other        Items         Total
                                     -------------   ----------   ----------   ----------    ----------   ------------   ----------
                                                                              (In Thousands)
External sales ....................   $  667,953     $      --    $1,100,443   $  416,509    $    1,360    $     (3)     $2,186,262
Internal sales ....................      560,528       117,659       317,056           --            --    (995,243)             --
Depreciation and
   amortization ...................       65,875        41,046        78,235      228,123           363          --         413,642
Earnings (loss) before
   interest and taxes and
   cumulative effect of
   accounting change ..............      120,530       (19,078)      131,917     (126,076)       32,651     (15,321)        124,623
Interest expense ..................                                                                                         268,224
Earnings (loss) before income
  taxes ...........................                                                                                        (143,601)

Additions to property,
   plant and equipment ............      116,595        27,349        83,052        9,456            --          --         236,452
Customer account
   acquisitions ...................           --            --            --       36,488            --          --          36,488

Identifiable assets ...............    1,733,743     1,042,563     1,843,865    1,887,210     1,005,684          --       7,513,065

Year Ended December 31, 2000
----------------------------

                                                                                                          Eliminating/
                                      Fossil        Nuclear      Customer      Monitored                  Reconciling
                                    Generation    Generation    Operations      Services      Other (c)     Items (b)       Total
                                    ----------    ----------    ----------    ----------     ----------   ------------   ----------
                                                                             (In Thousands)
External sales ...................  $  705,536     $      --    $1,123,590    $  537,859     $    1,484    $      7      $2,368,476
Internal sales ...................     572,533       107,770       291,927            --             --    (972,230)             --
Depreciation and amortization ....      60,331        40,052        75,419       248,414          2,116          37         426,369
Earnings (loss) before
   interest and taxes ............     202,744       (24,323)      171,872       (91,370)       189,289     (21,533)        426,679
Interest expense                                                                                                            289,568
Earnings before income taxes .....                                                                                          137,111

Additions to property, plant
   and equipment .................     162,570        25,877        96,984        20,070          2,572          --         308,073
Customer account acquisitions ....          --            --            --        47,261             --          --          47,261

Identifiable assets ..............   1,658,986     1,064,817     1,893,884     2,175,381      1,008,654          (2)      7,801,720

Year Ended December 31, 1999
----------------------------

                                                                                                          Eliminating/
                                      Fossil        Nuclear      Customer      Monitored                  Reconciling
                                    Generation    Generation    Operations      Services      Other (d)     Items (b)       Total
                                    ----------    ----------    ----------    ----------     ----------   ------------   ----------
                                                                             (In Thousands)
External sales ...................  $  365,311     $      --    $1,064,385    $  599,105     $    1,284    $      2      $2,030,087
Internal sales ...................     546,683       108,445       293,522            --             --    (948,650)             --
Depreciation and amortization ....      55,320        39,629        71,717       233,906          3,007          90         403,669
Earnings (loss) before
   interest and taxes ............     219,087       (25,214)      145,603       (20,675)       (28,088)    (26,252)        264,461
Interest expense .................                                                                                          294,104
Earnings (loss) before income
   taxes .........................                                                                                          (29,643)

Additions to property, plant
   and equipment .................     143,904        10,036        89,162        12,437         20,205          --         275,744
Customer account acquisitions ....          --            --            --       268,409             --          --         268,409

Identifiable assets ..............   1,476,716     1,083,344     1,783,937     2,539,921      1,165,145     (59,171)      7,989,892

----------
(a) EBIT shown above for Fossil Generation does not include the unrealized gain on derivatives reported as a cumulative effect of a change in accounting principle. If the effect had been included, EBIT for the Fossil Generation segment for the year ended December 31, 2001 would have been $151.6 million.
(b) Identifiable assets include eliminating and reclassing balances to consolidate the monitored services business.
(c) EBIT includes the gain on the sale of our investment in a gas compression company of $91.1 million and the gain on the sale of other marketable securities of $24.9 million.
(d) EBIT includes investment earnings of $36.0 million, an impairment of marketable securities of $76.2 million and the write-off of deferred costs of $17.6 million.

Geographic Information
----------------------

      Our sales and property, plant and equipment are as follows:

                                               For the Year Ended December 31,
                                            ------------------------------------
                                               2001         2000         1999
                                            ----------   ----------   ----------
                                                       (In Thousands)
External sales:
     United States operations ...........   $2,102,598   $2,254,105   $1,859,008
     International operations ...........       83,664      114,371      171,079
                                            ----------   ----------   ----------
         Total ..........................   $2,186,262   $2,368,476   $2,030,087
                                            ==========   ==========   ==========

                                                     As of December 31,
                                            ------------------------------------
                                               2001         2000         1999
                                            ----------   ----------   ----------
                                                       (In Thousands)
Property, plant and equipment, net:
     United States operations ...........   $4,038,648   $3,984,858   $3,880,865
     International operations ...........        4,204        8,580        8,579
                                            ----------   ----------   ----------
         Total ..........................   $4,042,852   $3,993,438   $3,889,444
                                            ==========   ==========   ==========

25. IMPAIRMENT CHARGE PURSUANT TO NEW ACCOUNTING RULES

     Effective January 1, 2002, we adopted the new accounting standards SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets," and SFAS No. 144., "Accounting for the Impairment and Disposal of Long-Lived Assets." SFAS No. 142 establishes new standards for accounting for goodwill. SFAS No. 142 continues to require the recognition of goodwill as an asset, but discontinues amortization of goodwill. In addition, annual impairment tests must be performed using a fair-value based approach as opposed to an undiscounted cash flow approach required under prior standards.

      SFAS No. 144 establishes a new approach to determining whether our customer account asset is impaired. The approach no longer permits us to evaluate our customer account asset for impairment based on the net undiscounted cash flow stream obtained over the remaining life of the goodwill associated with the customer accounts being evaluated. Rather, the cash flow stream to be used under SFAS No. 144 is limited to the future estimated undiscounted cash flows of our existing customer accounts. Additionally, the new rule no longer permits us to include estimated cash flows from forecasted customer additions. If the undiscounted cash flow stream from existing customer accounts is less than the combined book value of customer accounts and goodwill, an impairment charge is required.

      The new rule substantially reduces the net undiscounted cash flows used for impairment evaluation purposes as compared to the previous accounting rules. The undiscounted cash flow stream has been reduced from the 16-year remaining life of the goodwill to the nine-year remaining life of customer accounts for impairment evaluation purposes and does not include estimated cash flows from forecasted customer additions.

      To implement the new standards, an independent appraisal firm was engaged to help management estimate the fair values of goodwill and customer accounts. Based on this analysis, during the first quarter of 2002, we will record a non-cash net charge of approximately $653.7 million, of which $464.2 million is related to goodwill and $189.5 million is related to customer accounts. The charge is detailed as follows:

                                 Impairment of      Impairment of
                                    Goodwill      Customer Accounts     Total
                                 -------------    -----------------   ---------
                                                    (In Thousands)

Protection One ................     $498,921          $334,064        $ 832,985
Protection One Europe .........       80,104                --           80,104
                                    --------          --------         --------
Total pre-tax impairment ......     $579,025          $334,064          913,089
                                    ========          ========
Income tax benefit ............                                        (173,650)
Minority interest .............                                         (85,713)
                                                                      ---------
Net charge ....................                                       $ 653,726
                                                                      =========

      The impairment charge for goodwill will be reflected in our consolidated statement of income as a cumulative effect of a change in accounting principle. The impairment charge for customer accounts will be reflected in our consolidated statement of income as an operating cost. These impairment charges reduce the recorded value of these assets to their estimated fair values at January 1, 2002.

      In 2001, we recorded approximately $57.1 million of goodwill amortization expense. We will no longer be permitted to amortize goodwill to income because of adoption of the new goodwill rule. In 2001, we recorded approximately $153.0 million of customer account amortization expense. Future customer account amortization expense will also be reduced as a result of the impairment charge.

      We will be required to perform impairment tests for our monitored services segment for long-lived assets prospectively as long as it continues to incur recurring losses or for other matters that may negatively impact its businesses. Goodwill will be required to be tested each year for impairment. Declines in market values of our monitored services businesses or the value of customer accounts that may be incurred prospectively may require additional write down of these assets in the future.

Estimated Lives of Customer Accounts to Change Based on Customer Account Lifing
-------------------------------------------------------------------------------
Study Results
-------------

      Protection One is currently evaluating the estimated life and amortization rates for customer accounts, given the results of a lifing study performed by a third party appraisal firm in the first quarter of 2002. Any change in its amortization rate or estimated life will be determined in the first quarter of 2002 and accounted for prospectively as a change in estimate.

26. SUBSEQUENT EVENTS

Ice Storm
---------

      In late January 2002, a severe ice storm swept through our utility service area causing extensive damage and loss of power to numerous customers. We estimate storm restoration costs could run as high as $25 million. On March 13, 2002, we filed an application for an accounting authority order with the KCC requesting that we be allowed to accumulate and defer for future recovery costs related to storm restoration. We cannot predict whether the KCC will approve our application.

27. QUARTERLY RESULTS (UNAUDITED)

      The amounts in the table are unaudited but, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of such periods. Our electric business is seasonal in nature and, in our opinion, comparisons between the quarters of a year do not give a true indication of overall trends and changes in operations.

                                                                 First         Second        Third        Fourth
                                                               ----------    ----------    ----------   ----------
                                                                     (In Thousands, Except Per Share Amounts)
2001
----
   Sales ...................................................   $  560,741    $  522,901    $  667,068   $  435,552
   Gross profit ............................................      290,162       285,597       357,077      253,876
   Net income (loss) before extraordinary gain and
      accounting change ....................................      (19,187)      (36,014)       26,722      (34,247)
   Net income (loss) .......................................        4,450       (30,188)       35,976      (31,114)

   Earnings (loss) per share available for common stock
      before extraordinary gain and accounting change:
            Basic ..........................................   $    (0.28)   $    (0.51)   $     0.38   $    (0.49)
            Diluted ........................................   $    (0.28)   $    (0.51)   $     0.37   $    (0.48)

   Cash dividend per common share ..........................   $     0.30    $     0.30    $     0.30   $     0.30

   Market price per common share:
            High ...........................................   $   25.875    $   25.820    $   22.900   $   17.801
            Low ............................................   $   21.800    $   20.000    $   15.620   $   16.000

2000
----
   Sales ...................................................   $  481,699    $  546,607    $  759,562   $  580,608
   Gross profit ............................................      306,760       331,889       395,534      298,461
   Net income (loss) before extraordinary gain and
      accounting change ....................................       39,801        23,565        53,991      (26,307)
   Net income (loss) .......................................       54,483        40,912        60,707      (19,621)

   Earnings (loss) per share available for common stock
      before extraordinary gain and accounting change:
            Basic ..........................................   $     0.58    $     0.34    $     0.78   $    (0.40)
            Diluted ........................................   $     0.58    $     0.34    $     0.77   $    (0.39)

   Cash dividend per common share ..........................   $    0.535    $     0.30    $     0.30   $     0.30

   Market price per common share:
            High ...........................................   $   18.313    $   17.813    $   21.953   $   25.875
            Low ............................................   $   15.313    $   14.688    $   15.375   $   20.438

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
-----------------------------------------------------------------------
        FINANCIAL DISCLOSURE
        --------------------

      None.

                                    EXHIBIT B
                                    ---------
            Organizational Chart Showing the Relationship of Each EWG
              to Associate Companies in The Holding Company System


Western Resources, Inc. (a Kansas corporation, "WRI").

     Westar Industries, Inc. (a Kansas corporation, "Westar"),a wholly-owned subsidiary of WRI.

          The Wing Group, Limited Company (a Delaware corporation, "Wing"), a wholly-owned subsidiary of Westar.

          Wing Colombia, L.L.C., (a Delaware Limited Liability Company), 99% owned by Westar, 1% owned by Wing.

          Western Resources (Bermuda) Limited (a Bermuda limited liability company), a wholly-owned subsidiary of Westar.

               CPI-Western Power Holdings, Ltd., a Bermuda limited liability company. 50% owned by Western Resources (Bermuda) Limited.

                    Western Resources International Limited (a Mauritius limited liability company), a wholly-owned subsidiary of CPI-Western Power Holdings, Ltd.

                        Zhengzhou Dengwai Power Company Limited (a Dengfeng Municipality, Henan Province, People's Republic of China Company), 49% owned by Western Resources International Limited.

                        Zhengzhou Dengyuan Power Company Limited (a Dengfeng Municipality, Henan Province, People's Republic of China Company), 49% owned by Western Resources International Limited.

                        Zhengzhou Huadeng Power Company Limited (a Dengfeng Municipality, Henan Province, People's Republic of China Company), 49% owned by Western Resources International Limited.

                        Zhengzhou Huaxin Power Company Limited (a Dengfeng Municipality, Henan Province, People's Republic of China Company), 49% owned by Western Resources International Limited.

          Wing Turkey, Inc. (a Delaware corporation), a wholly-owned subsidiary of Westar.

               Wing International, Ltd. (a Texas limited liability company), 99% owned by Wing Turkey, Inc. and 1% owned by Wing.

                    Trakya Elektrik Uretim Ve Ticaret A.S. (a joint stock company under the laws of the Republic of Turkey), 9% owned by Wing International, Ltd.